AS FILED: JULY 26, 1996                                  SEC FILE NO. 333-05583

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 2
                                      TO
                           REGISTRATION STATEMENT ON

                                   FORM S-1

                       UNDER THE SECURITIES ACT OF 1933
                                FX ENERGY, INC.
                               FORMERLY KNOWN AS
                       FRONTIER OIL EXPLORATION COMPANY
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           NEVADA                           1070                  87-0504461
(STATE OR OTHER JURISDICTION         (PRIMARY STANDARD         (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION) INDUSTRIAL CLASSIFICATION  IDENTIFICATION NO.)
                                        CODE NUMBER)





   3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY, UTAH 84106 (801) 486-5555 (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTERED PRINCIPAL EXECUTIVE OFFICES)

  DAVID N. PIERCE, PRESIDENT, 3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY,
                           UTAH 84106 (801) 486-5555
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                              AGENT FOR SERVICE)

                                  COPIES TO:

            JAMES R. KRUSE                        THOMAS R. DENISON
     KRUSE LANDA & MAYCOCK, L.L.C.           GIBSON, DUNN & CRUTCHER LLP
    50 WEST BROADWAY, EIGHTH FLOOR       1801 CALIFORNIA STREET, SUITE 4100
    SALT LAKE CITY, UTAH 84101-2034          DENVER, COLORADO 80202-2694
       TELEPHONE: (801) 531-7090              TELEPHONE: (303) 298-5700
       TELECOPY: (801) 359-3954               TELECOPY: (303) 296-5310

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

  If any of the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 262(c) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                       FRONTIER OIL EXPLORATION COMPANY

                             CROSS REFERENCE SHEET

  Cross reference between items of Part I of Form S-1 and the Prospectus filed by Frontier Oil Exploration Company as part of the Registration Statement.

REGISTRATION STATEMENT ITEM NUMBER AND HEADING          PROSPECTUS CAPTION
- ----------------------------------------------    -------------------------------
 1. Forepart of Registration Statement and Out-
    side Front Cover Page of Prospectus.........  Front Cover and Forepart
 2. Inside Front and Outside Back Cover Pages of
    Prospectus..................................  Inside Front Cover and Outside
                                                  Back Cover
 3. Summary Information and Risk Factors........  PROSPECTUS SUMMARY and RISK
                                                  FACTORS
 4. Use of Proceeds.............................  USE OF PROCEEDS
 5. Determination of Offering Price.............  Not Applicable
 6. Dilution....................................  DILUTION
 7. Selling Security Holders....................  Not Applicable
 8. Plan of Distribution........................  UNDERWRITING
 9. Description of Securities to be Registered..  DESCRIPTION OF SECURITIES
10. Interests of Named Experts and Counsel......  EXPERTS and LEGAL MATTERS
11. Information with Respect to the Registrant..  PROSPECTUS SUMMARY, COMPANY
                                                  HISTORY and BUSINESS AND
                                                  PROPERTIES
12. Disclosure of Commission Position on
    Indemnification for Securities Act
    Liabilities.................................  DESCRIPTION OF SECURITIES

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JULY 26, 1996
                                3,000,000 SHARES



                       [LOGO OF FX ENERGY APPEARS HERE]


                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby (the "Offering") are being sold by FX Energy, Inc., formerly known as Frontier Oil Exploration Company (the "Company"). The Company's Common Stock ("Common Stock") is quoted on the Nasdaq SmallCap Market under the symbol "FXEN." The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "FXEN", subject only to notice of issuance. On July 25, 1996, the last reported price for the Common Stock was $8.00 per share. See "Price Range of Common Stock and Dividend Policy."

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 7.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                           PRICE TO  UNDERWRITING  PROCEEDS TO
                                            PUBLIC    DISCOUNT(1)   COMPANY(2)
- --------------------------------------------------------------------------------
Per Share.................................      $          $             $
Total(3)..................................    $          $             $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning the compensation and indemnification of the Underwriters and other information.
(2) Before deducting expenses of the Offering payable by the Company estimated at $600,000.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 450,000 additional shares of
    Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered severally by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the certificates representing the
shares will be made against payment on or about    , 1996, at the offices of
Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.

                                  -----------

OPPENHEIMER & CO., INC.                                     HANIFEN, IMHOFF INC.

                   The date of this Prospectus is    , 1996.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement or the exhibits thereto, to which reference is made concerning the contents of such exhibits. Reference to each such exhibit qualifies all information related thereto.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files reports, proxy statements and other information ("Reports") with the SEC. The Registration Statement, the Reports and the exhibits thereto can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at 450 5th Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.

                               OIL AND GAS TERMS

  The following terms have the indicated meaning when used in this Prospectus.

"API" means American Petroleum Institute.

"BPD" means barrels of oil per day.

"BBL" means barrel of oil.

"BCF" means billion cubic feet of natural gas.

"DEVELOPMENT WELL" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

"EXPLORATORY WELL" means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

"MBBL" means thousand barrels of oil.

"MMBBL" means million barrels of oil.

"MMBOE" means million barrels of oil equivalent.

"PROVED RESERVES" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved reserves may be developed or undeveloped.

"PV-10 VALUE" means the estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses such as general and administrative expense, debt service, future income tax expense or depreciation, depletion and amortization. See "Risk Factors--Factors Relating to the Oil and Gas Industry: Uncertainty of Reserve Estimates and Future Net Revenues."

"RESERVOIR" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and that is distinct and separate from other reservoirs.

"STRATIGRAPHIC TEST" means a drilling effort, geologically directed, to obtain information pertaining to a specific geological condition. Such wells customarily are drilled without the intention of being completed for hydrocarbon production.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                   [FOLD OUT INSIDE FRONT COVER--LEFT PAGE]

                        UNITED STATES AREAS OF ACTIVITY

  [This page consists of a map outlining the states of Montana, Wyoming, Utah and Nevada, marked to show the location of the producing properties in the Cut Bank field and the Bears Den field in Montana and the Trap Spring and Bacon Flat fields in Railroad Valley, Nevada; the location of the Company's Cobb Creek, Utah-Nevada, Lake Valley, Nevada and Hamlin Valley, Utah prospects; the location of the Company's Salt Lake City, Utah headquarters; and the location of the Company's Oilmont, Montana field office. The legend shows the map scale and identifies the symbols for producing oilfields and exploration prospects with the following text:]

  The Company's property in Cut Bank field [color]

 .10,600 gross acres

 .Working interest--99.5%-100%

 .78% of the Company's daily production

 .Development program underway

 .30(degrees) to 35(degrees) API gravity, low sulfur

                   [FOLD OUT INSIDE FRONT COVER--RIGHT PAGE]

                          AREAS OF ACTIVITY IN POLAND


  [This page consists of a map of Poland, identifying the principal cities and adjacent countries and showing the area of the Company's Baltic Concession and the area in the Carpathian region covered by the Company's joint study agreement with the Polish Oil and Gas Company ("POGC"); the areas of the country reserved for exclusive exploration by POGC; and the areas subject to agreements or pending negotiations for oil and gas exploration rights with government authorities. Adjacent to the map is the legend, "The Baltic Concession and Carpathian Joint Study Area are non-producing and not developed."]

                               PROSPECTUS SUMMARY

  This summary is qualified in its entirety by the detailed information and financial data appearing elsewhere in this Prospectus. Defined terms used herein to describe quantities of oil and other matters are explained under "Oil and Gas Terms." Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under "Risk Factors."

                                  THE COMPANY

  The Company is engaged in the exploration, development and production of oil and gas in the western United States and Poland. The Company currently produces oil from fields in Montana and Nevada and explores for oil and gas primarily in Poland. In August 1995, the Company was one of the first independent energy companies to secure oil and gas exploration rights in Poland (the "Baltic Concession"). The Baltic Concession covers approximately 2.4 million acres in northern Poland and is part of a geological region (the "Baltic Platform") which reportedly has produced in excess of 150 MMBbl from four fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia. In May 1996, the Company also entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre area in the Carpathian region of southeastern Poland (the "Carpathian JSA"). Management believes that the Company's principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its established network of strategic alliances and its inventory of domestic properties.

  The Company has identified several potential drilling prospects in the Baltic Concession through the reprocessing and reevaluation of previously collected seismic and drilling data. The Company intends to explore and develop these prospects with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA recently initiated a 300 kilometer seismic survey on selected portions of the Baltic Concession. The results of this survey will assist in the selection of the site of an exploratory well scheduled to be drilled in late 1996. In the Carpathian JSA, the Company and POGC are conducting a technical evaluation of a target area and, if warranted, will apply for an exploration concession. The Company has budgeted approximately $10.8 million for exploration and development activities in Poland through 1997.

  The Company currently produces oil exclusively in the United States. At December 31, 1995, the Company had estimated proved reserves of 5.3 MMBbl with a PV-10 Value (calculated without regard to future income tax expense) of approximately $23.8 million. Approximately 78% of the Company's production and 96% of its reserves are concentrated in northern Montana's Cut Bank field. To enhance production in this field, the Company intends to expand its current infill drilling program which was initiated in late 1994. The Company is also evaluating several exploration prospects in the western United States and has identified a prospect in Nevada on which it intends to drill an exploratory well in late 1996 in partnership with several independent energy companies. The Company has budgeted approximately $7.6 million for exploration and development activities in the United States through 1997.

 BUSINESS STRATEGY

  The Company explores and develops oil and gas prospects potentially containing recoverable reserves in excess of 25 MMBOE for international properties and 10 MMBOE for domestic properties. This strategy includes the following key elements:

  . Focus on Poland. The Company believes that the Baltic Concession and the
    Carpathian JSA provide it with a foundation upon which to build a significant exploration and development operation in Poland. The Company believes this foundation will allow it to capitalize on Poland's attractive combination of significant reserve potential, underexplored acreage and favorable operating environment. Beginning in 1989, Poland initiated a number of market-based reforms which have resulted in the country's economy becoming one of the fastest growing in Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $6.8 billion in direct foreign investment between 1989 and 1995. Several international oil companies, including Texaco, Inc., Tenneco Co., Exxon Corp., Shell Oil Co. and British Gas PLC, have either secured, or obtained the exclusive right to negotiate for, exploration rights.

  . Access existing geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. Between 1950 and 1993, state-sponsored agencies in Poland gathered hundreds of line miles of seismic data and drilled 15 test wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. While a majority of these wells indicated the presence of hydrocarbons in that formation, none was completed for production due, in management's opinion, to the outdated equipment and poor techniques used to locate, drill and test the wells. The Company, with the assistance of consultants that included Halliburton Energy Services, Ryder Scott Company and Western Atlas, Inc., reevaluated seismic and well data generated by earlier exploration efforts in the Baltic Concession. As a result of this effort, the Company believes that it has identified potential oil reservoirs in two structures that had previously been drilled and over a dozen undrilled structures.

  . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession and with POGC in the Carpathian JSA. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2.0 million for an ongoing seismic survey and a planned exploratory well, and by funding 50% of the cost of a second exploratory well. The Company will operate all wells it drills jointly with RWE-DEA. In the Carpathian JSA, the Company is evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of a target area. The Company and POGC may apply for exploration rights covering such target area upon the completion of this analysis.

  . Exploit domestic reserve base and prospects. The Company believes that its existing domestic properties have significant development and exploration potential. The Company recently completed an infill drilling program on a 1,000 acre tract of the Cut Bank field which, based on preliminary results, the Company believes will increase production over the next two to three years. The Company plans to expand this program to approximately 4,000 additional acres in the Cut Bank field beginning in late 1996. The Company also has an ongoing program of prospect generation and exploration in the western United States.

                                  THE OFFERING

 Common Stock Offered by the Company............. 3,000,000 shares
 Common Stock Outstanding after the Offering(1).. 11,704,596 shares
 Use of Proceeds(2).............................. Net proceeds of the Offering will be used to repay bank
                                                  debt; to fund the Company's
                                                  capital expenditure program
                                                  which includes exploration
                                                  and development activities in
                                                  the Baltic Concession and
                                                  Carpathian JSA in Poland and
                                                  in the western United States;
                                                  and for general corporate
                                                  purposes.
 Nasdaq Symbol................................... FXEN

- --------
(1) Calculated as of March 31, 1996, and adjusted to give effect to the subsequent issuance of 244,111 shares of Common Stock. Does not include an aggregate of 3,077,028 shares issuable upon (i) the conversion of outstanding preferred stock, (ii) the exercise of outstanding options and warrants and (iii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada. See "Management--Executive Compensation," "Principal Stockholders," "Certain Transactions" and "Description of Securities."
(2) See "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

  The following tables, parts of which have been derived from the Company's audited financial statements, set forth summary historical financial information for the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The financial data for the three month periods ended March 31, 1995 and 1996 were derived from the unaudited financial statements of the Company and, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the results for such periods. The operating results for such periods are not necessarily indicative of the operating results to be expected for a full fiscal year, and none of the data presented below is necessarily indicative of future results.

                                                                 THREE MONTHS
                                   YEARS ENDED DECEMBER 31,     ENDED MARCH 31,
                                  ----------------------------  ----------------
                                  1993(1)   1994(1)     1995     1995     1996
                                  --------- --------- --------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenues......................... $   276   $ 1,916   $  2,167  $   581  $   505
Operating costs and expenses:
 Production and operating
  costs(2).......................       7       680      1,272      338      325
 Depreciation, depletion and
  amortization...................       3       422        503      106      138
 General and administrative......     353       816      1,466      276      366
 Other(3)........................     654       829      1,003      105      213
                                  -------   -------   --------  -------  -------
Operating loss...................    (741)     (831)    (2,077)    (244)    (537)
Interest and other income........      39        53         98       10       36
Interest expense.................      (2)     (214)      (448)    (111)     (82)
Minority interest: Non-cash
 dividends(4)....................     --        --         (93)     (55)     --
                                  -------   -------   --------  -------  -------
Loss before income taxes.........    (704)     (992)    (2,520)    (400)    (583)
Benefit from income taxes........       9       --         --       --       --
                                  -------   -------   --------  -------  -------
Net loss......................... $  (695)  $  (992)  $ (2,520) $  (400) $  (583)
                                  =======   =======   ========  =======  =======
Net loss per share............... $ (0.40)  $ (0.44)  $  (0.47) $ (0.14) $ (0.07)
Weighted average shares
 outstanding.....................   1,750     2,229      5,389    2,811    8,086
OTHER FINANCIAL DATA:
EBITDA(5)........................ $  (699)  $  (356)  $ (1,476) $  (128) $  (363)
Capital expenditures.............      22     4,432      1,507       60      147

                                                           AS OF MARCH 31, 1996
                                                AS OF     ----------------------
                                             DECEMBER 31,           PRO FORMA
                                                 1995     ACTUAL  AS ADJUSTED(6)
                                             ------------ ------- --------------
                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)...................   $  (278)   $   399    $19,630
Net property and equipment..................     8,612      8,560      8,560
Total assets................................    10,039     10,148     29,199
Long-term debt..............................     3,359      3,439        --
Stockholders' equity........................     5,224      5,750     28,435

- --------
(1) Certain balances have been reclassified to conform with current year presentation. These changes had no effect on previously reported net losses, total assets, liabilities or stockholders' equity.
(2) Includes production taxes.
(3) Other expenses include exploration costs, drilling costs and leasehold abandonments.
(4) Non-cash dividend on the convertible preferred stock of FX Producing Company, Inc., a wholly owned subsidiary of the Company.
(5) EBITDA represents net loss before interest, taxes, depreciation, depletion and amortization and minority interest: non-cash dividends.

(6) As adjusted to give effect to (i) the sale of 3.0 million shares of Common Stock offered hereby at an assumed price of $8.00 per share and the application of the net proceeds therefrom for repayment of bank debt as described in "Use of Proceeds", (ii) the sale subsequent to March 31, 1996, of 156,111 shares of Common Stock for net proceeds of $680,000, (iii) the exercise of 80,000 options to purchase Common Stock for proceeds of $120,000, (iv) the receipt of a $90,000 stock subscription receivable and
    (v) the issuance of 8,000 shares of Common Stock for services.

                     SUMMARY OIL RESERVE AND OPERATING DATA

  The following table sets forth certain summary information as of December 31, 1995, from the reserve report of Larry D. Krause, independent petroleum engineer, regarding the Company's proved oil reserves, the future net revenues therefrom, and the PV-10 Value thereof. Estimates are based upon a weighted average price of $16.48 per barrel of oil at December 31, 1995, holding prices constant throughout the life of the properties in accordance with regulations promulgated by the SEC, with the Company's ownership position adjusted to reflect the Company's net interest after royalties and taxes. This information is based upon numerous assumptions and is subject to various uncertainties due to numerous factors. See "Business and Properties--Oil Reserves" and "Risk Factors--Uncertainty of Reserve Estimates and Future Net Revenues." This information should be read in conjunction with the Summary Reserve Report of Larry D. Krause included as Appendix A to this Prospectus and is qualified in its entirety by such report.

                                                        DECEMBER 31, 1995
                                                  -----------------------------
                                                   PROVED     PROVED     TOTAL
                                                  DEVELOPED UNDEVELOPED PROVED
                                                  --------- ----------- -------
                                                         (IN THOUSANDS)
ESTIMATED NET PROVED RESERVES:
  Oil and condensate (Bbl).......................    2,683      2,574     5,257
  Future net revenues............................  $19,528    $25,652   $45,180
  PV-10 Value (1)................................  $ 7,735    $16,046   $23,781

- --------
(1) The Company's PV-10 Value for total proved reserves, adjusted for future income tax expense, is $17.7 million as set forth in Note 15 to the Company's Consolidated Financial Statements.

  The following table sets forth certain operating data of the Company for the two years ended December 31, 1994 and 1995, and for the three months ended March 31, 1995 and 1996 (unaudited), as derived from the Company's Consolidated Financial Statements and Notes thereto for such periods.

                                                    YEAR ENDED    THREE MONTHS
                                                   DECEMBER 31,  ENDED MARCH 31,
                                                   ------------- ---------------
                                                    1994   1995   1995    1996
                                                   ------ ------ ------- -------
PRODUCTION DATA:
  Oil production (MBbl)...........................    117    135      34      32
  Average sales price (per Bbl)................... $14.07 $14.67 $ 14.92 $ 15.98
SELECTED DATA ($ PER BBL):
  Production costs and taxes(1)................... $ 5.81 $ 9.42 $  9.87 $ 10.29
  Depreciation, depletion and amortization........   3.61   3.73    3.10    4.38
  Exploration costs...............................   5.58   5.54    2.74    5.98
  General and administrative......................   6.99  10.86    8.06   11.58
WELLS DRILLED (GROSS):
  Development.....................................      5      5     --      --
  Exploration.....................................      2      2     --      --

- --------
(1) Production costs increased during 1995 because the Company increased the level of maintenance to support long-term improvements in production expected to result from the implementation of its infill drilling program and due to the abnormally wet spring weather in the Company's principal production area. Production costs per Bbl also increased during 1995 due to a substantial decline in production from a well in Nevada with extremely low production costs. See "Business and Properties--Production and Marketing."

                                 RISK FACTORS

  The purchase of Common Stock involves a high degree of risk. Prospective investors should consider, in addition to the negative implications of all other information and financial data set forth herein, the following factors before making an investment in the Common Stock. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary--The Company", "Prospectus Summary--Summary Oil Reserve and Operating Data", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business and Properties--General", "Business and Properties-- Exploration and Development Activities in Poland", "Business and Properties-- Exploration and Development Activities in the United States", "Business and Properties--Oil Reserves", "Business and Properties--Baltic Concession Terms", "Business and Properties--Operational Hazards and Insurance", "Business and Properties--Government Regulation--United States", "Business and Properties-- Government Regulation--Poland", as well as in the Prospectus generally. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

FACTORS RELATING TO THE COMPANY

 History of Operating Losses

  From its inception in January 1989 through March 31, 1996, the Company incurred cumulative losses of $4.8 million and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase. The Company reported losses of $992,000 and $2.5 million for the years ended December 31, 1994 and 1995, respectively, and a loss of $583,000 for the quarter ended March 31, 1996. The Company anticipates that it will incur losses through 1996, and possibly beyond, depending on whether exploration of the Baltic Concession results in the commencement of production in quantities sufficient to cover related operating expenses and whether the infill drilling program in the Cut Bank field results in significant and sustained increased production. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Dependence on Activities in Poland

  The Company's success will depend to a high degree on its activities in Poland. This dependence is likely to be reflected in both the short-term performance of the Common Stock and the Company's long-term financial results. The Company currently intends to drill one exploratory well in Poland in late 1996 and to continue exploratory drilling in 1997. The market price of the Common Stock may experience significant fluctuations based on the outcome of individual wells and the Company's other exploration efforts in Poland. These fluctuations may be exacerbated by the fact that the Common Stock, in management's opinion, currently trades to a significant degree on the potential of the Company's current and planned activities in Poland. See "Development Risks" and "Exploration Risks." The success of the Company's efforts in Poland will depend on, in addition to the risks normally associated with the exploration for oil, its ability to maintain its relationships with its exploration partners and the Polish government and a number of other risks associated with conducting operations in a foreign country. See "Risk Factors--Factors Relating to Activities in Poland." If the Company's activities in Poland are unsuccessful, the price of the Common Stock would likely suffer a material decline, and investors would face the possible loss of a substantial portion of their investment. Because of the preliminary stage of the Company's activities in Poland, no assurance can be given that such activities will be successful. See "Business and Properties--Exploration and Development Activities in Poland."

 Volatility of Common Stock

  The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests, variations in quarterly operating results and changes in recommendations by securities analysts. Further, the trading volume of the Common Stock is relatively small, and the market for the Common Stock may not be able to efficiently accommodate significant trades on any given day. Consequently, sizable sales or purchases of the Common Stock have in the past, and may in the future, cause volatility in the market price of the Common Stock to a greater extent than in other more actively traded securities. Until more trading volume develops, larger transactions may not be able to be closed at the then current market price for the Common Stock. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to the results of operations of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock and Dividend Policy."

 Dependence on RWE-DEA Strategic Alliance

  The Company has budgeted $8.0 million for exploration and potential development of the Baltic Concession through 1997 based, to a significant degree, on the participation of RWE-DEA. If RWE-DEA elects not to participate in the Baltic Concession for any reason, the Company could, at the discretion of management, either seek a replacement partner or proceed as planned with a substantially increased budget funded largely with the proceeds of the Offering. Although the Company believes it would be able to locate an alternative strategic partner, there can be no assurance that the Company would be successful in obtaining the participation of another partner, that the terms of any such arrangement would be favorable to the Company or that such efforts would not delay the Company's exploration and development of the Baltic Concession.

 Dependence on Polish Government Consent to RWE-DEA Assignment

  Under the terms of its agreement with RWE-DEA, the Company is required to assign to RWE-DEA 50% of its beneficial interest in its exploration and exploitation agreement covering the Baltic Concession. RWE-DEA and the Company are applying for approval of such assignment from the appropriate government authorities. Although the Company believes, based on informal discussions among representatives of the Company, RWE-DEA and the Polish government, that such consent will be granted, there is no assurance that such consent will actually be obtained. If the government does not consent to such assignment and if the Company is not able to negotiate some other arrangement with RWE-DEA, the Company will be required to reimburse RWE-DEA for all of its Baltic Concession expenditures.

 Dependence on Government Approval

  Should the Company's exploration efforts discover hydrocarbons in the Baltic Concession, the Company will be required to engage in negotiations with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation licenses. These negotiations would include the determination of a development/exploitation fee within the range of 0.001% to 0.05% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the granting of an exploitation license requires the consent of the local governments having jurisdiction over the production area. Although the Company has the exclusive right to receive an exploitation license in the Baltic Concession and the local governments will receive 60% of royalties paid, the Company could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license. Finally, the granting of an exploitation license would require the Company to comply with certain environmental regulations and may require the preparation of an environmental impact statement.

 Exploration Risks

  The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. Several test wells are typically required to explore each prospect or exploration area. The Company may continue to incur exploration costs in specific areas, including the Baltic Concession and the Carpathian region in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in six exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves. The Company has yet to drill a well in Poland, and all of the wells drilled previously by third parties in the Baltic Concession were plugged and abandoned. Through 1997, the Company has allocated up to $10.8 million of its capital budget for its activities in Poland. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on scientific data gathered by third parties, some of which was gathered in the 1960s and 1970s. Although the Company has reprocessed such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. See "Business and Properties."

 Possible Changes in Royalty Rate

  The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally up to 10% (the current maximum base royalty rate) by the Council of Ministers. In addition, the Polish government can set the royalty rate for any particular oil and gas field in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such field. See "Business and Properties-- Exploration and Development Activities in Poland."

 No Assurance of Commercial Production from the Baltic Concession

  There has not been any commercial production of oil or gas from the Baltic Concession. Various agencies of the Polish government have drilled seven exploratory wells and eight stratigraphic wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. None of these wells has been completed for production. Notwithstanding the substantial data available regarding the Baltic Concession from these previous drilling efforts and other exploration programs, the Company believes that several exploration tests may be required to appraise the potential of any structure which the Company identifies. There can be no assurance that such tests will be successful. Although the Company has identified certain structures within the Baltic Concession that it believes contain oil reservoirs, there can be no assurance that oil is present in commercial quantities or that the first exploratory well, the location of which will be determined by RWE-DEA, will be drilled on one of these identified structures. Further, there can be no assurance that the porosity, permeability or other characteristics of any reservoir formation will support the production of oil in commercial quantities. Similarly, although the Company believes that it has identified a number of structures which have the potential to contain hydrocarbons, there can be no assurance that such structures actually contain hydrocarbons. See "Business and Properties-- Exploration and Development Activities in Poland."

 No Assurance of Commercial Production from the Carpathian JSA

  The exploration activity in the Carpathian JSA is in its initial stages and no assurance can be given that it will result in any commercial production. Although there is currently limited hydrocarbon production from certain shallow formations in the Carpathian JSA, there has never been any commercial production from the depths which the Company has the right to evaluate with the POGC.

 Dependence on Officers and Key Employees

  The Company is dependent upon Mr. David N. Pierce, President, Mr. Andrew W. Pierce, Operations Vice President, and other key personnel for its various activities. The loss of the services of any of these individuals may materially and adversely affect the Company. In addition, with respect to its activities in Poland, the Company is dependent on Mr. Jerzey B. Maciolek, an executive officer, and another employee, both Polish nationals, who have been instrumental in assisting the Company in establishing its operations in Poland, and the loss of the services of either person may materially and adversely affect the Company's activities in Poland. The Company has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce, and Mr. Maciolek and intends to enter into an employment agreement with the other individual who was instrumental to the Company's activities in Poland. The Company does not maintain key man insurance on any of its employees, nor does it currently have directors' and officers' liability insurance. See "Management--Executive Officers and Directors."

 Risks Associated with Growth

  The Company has had limited operations and, if its activities in Poland are successful, may experience rapid growth following the Offering. The Company's ability to manage this growth will depend, in part, upon its ability to attract and retain quality management and technical personnel. No assurance can be given that the Company will be able to attract or retain such employees or otherwise manage any potential expansion of its business. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications and delays frequently encountered in connection with the early stages of an oil and gas company. In particular, the Company's operations in Poland to date have focused primarily on the evaluation of prospects, and the Company has little or no experience in Poland regarding exploration, development, production and marketing and has not yet drilled a well in Poland. Although the Company does have experience in these areas in the United States, there can be no assurance that such experience will assist in its activities in Poland.

 Possible Future Need for Additional Capital

  If exploration of either the Baltic Concession or the Carpathian JSA is successful in proving substantial oil reserves, the Company may require significant amounts of additional capital for a development program, oil storage and handling facilities, oil transportation assets, or other assets required to support production. In addition, the Company might require additional capital to accelerate the infill drilling program in the balance of its Cut Bank field property. The Company has no arrangement for any such additional financing, but might seek funds from project financing, strategic alliances or other sources, all of which may dilute the interest of the Company in the specific project financed. In addition, the Company might seek funds through the sale of debt or equity securities which could significantly dilute the ownership of the Company's existing shareholders. There can be no assurance that additional funds could be obtained or, if obtained, would be obtained on terms favorable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Risk of Impairment of Recorded Value of Unproved Properties

  The Company capitalizes costs related to unproved oil and gas properties and recognizes expenses for costs to drill exploratory wells that do not result in proved reserves at the time the well is plugged or abandoned. In addition, the Company reviews its unproved properties periodically to assess whether an impairment allowance should be recorded. At March 31, 1996, the Company had capitalized costs related to the acquisition of unproved oil and gas properties in the amount of $1.7 million, $1.3 million of which related to the Company's Lake Valley, Nevada, exploration prospect. Should future events such as the drilling of dry holes evidence that an impairment of recorded value has taken place, the adverse impact on the Company's results of operations for the relevant period could be significant. As a result of the foregoing, the results of operations of the Company for any particular period may not be indicative of the results that could be expected over longer periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 Risks of Adverse Weather

  A significant portion of the Company's exploration and development activities are subject to periodic interruptions due to weather conditions that may be quite severe in the areas where such activities are conducted. Heavy precipitation may make travel to exploration sites or drilling locations difficult or impossible. Extremely cold temperatures may delay or interrupt drilling, well servicing and production. The foregoing may reduce production volumes or increase production costs.

 Shares Eligible for Future Sale

  Substantially all of the approximately 8.7 million shares of Common Stock currently issued and outstanding either (i) were sold in a registered offering, (ii) have been held for in excess of two years and are eligible for resale under Rule 144, promulgated under the Securities Act, (iii) were registered for resale in registration statements declared effective March 30, 1995, or (iv) will be registered for resale in a registration statement filed by the Company on July 22, 1996. Although the resale of 1.6 million of such shares is subject to contractual restrictions (including 1.1 million shares which are owned by officers and directors of the Company and are subject to volume and other restrictions under Rule 144), the possible resale of the remaining 7.1 million shares may have a depressive effect on the public trading market for the Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Securities--Covenants to Register Common Stock."

 Substantial and Immediate Dilution

  Persons purchasing Common Stock will suffer a substantial and immediate dilution of $5.57 per share below the purchase price to the net tangible book value of their shares. See "Dilution."

 Control of the Company by Management

  The current executive officers and directors of the Company hold sole or shared voting and dispositive power over approximately 1.1 million issued and outstanding shares of Common Stock, which constitutes approximately 9.6% of the approximately 11.7 million shares of Common Stock that will be outstanding after the Offering (without giving effect to the exercise of any options or warrants). Giving effect only to the exercise of all options held by officers and directors, including options not yet completely vested, current executive officers and directors would own a total of approximately 3.2 million shares, or approximately 23.1% of the approximately 13.8 million shares that would be issued and outstanding after the Offering. As a result of such ownership, such persons will be able to substantially influence the election of all of the directors of the Company and the outcome of other matters submitted to the stockholders for consideration. See "Principal Stockholders" and "Description of Securities."

 Substantial Warrants and Options Outstanding

  The Company has issued and outstanding warrants and options to purchase up to 2.9 million shares of Common Stock at exercise prices ranging from $1.10 to $3.00 with a weighted average exercise price of $2.52 per share. The existence of such warrants and options may hinder future financings by the Company and the exercise of such options may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such options could adversely affect the prevailing market price of the Common Stock. Further, the holders of warrants and options may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "Description of Securities--Common Stock" and "Principal Stockholders."

 Caution Respecting Forward-Looking Information

  This Prospectus contains certain forward-looking information, including discussions of the uncertainties of certain terms to be determined in the future relating to the Baltic Concession and the Carpathian JSA; uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland; the future results of various exploration and development activities; future events that may result in the need for additional capital; future drilling and other exploration schedules and sequences for various wells and other activities; the future ability of the Company to attract drilling participants to share the costs of exploration and development; and similar matters. Such information is based on present circumstances and on the Company's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. No assurance can be given that actual events may not be different than the assumptions on which such forward-looking information is based. See "Business and Properties."

FACTORS RELATING TO THE OIL AND GAS INDUSTRY
 Uncertainty of Reserve Estimates and Future Net Revenues

  There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes which result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. See "Business and Properties--Oil Reserves" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

 Development Risks

  The Company's infill drilling program in the Cut Bank field in Montana is based on the engineering model used in a similar program conducted on a portion of the Company's property by a previous owner. There can be no assurance that the results of the Company's development program will achieve the results of the engineering model on which it is based, significantly increase production or reserves or result in a financial return to the Company. Whether or not the development program is successful, no assurance can be given that the Company will be able to discover, develop or purchase properties to replace its current reserve base. See "Business and Properties-- Exploration and Development Activities in the United States."

 Volatility of Commodity Prices and Markets

  Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil in certain relevant markets; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with other energy sources; the refining capacity of oil purchasers; and the effect of federal and state regulation on the production, transportation and sale of oil. Adverse changes in the oil market or the regulatory environment would likely have an adverse effect on the Company's ability to obtain capital from lending institutions, industry participants, private or public investors or other sources.

 Operating Hazards and Uninsured Hazards

  Oil and gas drilling involves hazards such as fire, explosions, blow-outs, pipe failures, casing collapses, unusual or unexpected formations and pressures and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, any one of which may result in environmental damage, personal injury and other harm that could result in substantial liabilities to third parties and losses to the Company. The Company maintains insurance against certain risks which it believes are customarily insured against in the oil and gas industry by companies of comparable size and scope of operations. The insurance that the Company maintains does not cover all of the risks involved in oil exploration, drilling and production and if coverage does exist, may not be sufficient to pay the full amount of such liabilities. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitations in the Company's insurance policies or because of other factors. Any uninsured loss could have a material and adverse effect on the Company. See "Business and Properties-- Operational Hazards and Insurance."

 Intense Competition in Oil and Gas Industry

  The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with such firms.

 United States Governmental Regulation, Taxation and Price Control

  Oil and gas production and exploration are subject to comprehensive federal, state and local laws and regulations controlling the exploration for and production and sale of oil and gas and the possible effects of such activities on the environment. Present, as well as future, legislation and regulations could cause additional expenditures, restrictions and delays in the Company's business, the extent of which cannot be predicted and which may require the Company to limit substantially, delay or cease operations in some circumstances. From time to time, regulatory agencies have proposed or imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. Because energy and taxation policies are unclear and are subject to constant revisions, no prediction can be made as to the ultimate effect of such governmental policies and controls. See "Business and Properties--Government Regulation: United States."

FACTORS RELATING TO ACTIVITIES IN POLAND

 Political Uncertainties

  The exploration, development and production of oil and gas in Poland will be subject to ongoing uncertainties and risks, including risks of political instability and changes in government, expropriation or nationalization of private enterprises, export and transportation tariffs, local and national tax requirements and other risks arising out of foreign government sovereignty over the exploration area. The terms of the agreements with governmental agencies are subject to administration by government officials and are, therefore, subject to changes in government personnel, the development of new administrative policies and practices and political changes in Poland. There can be no assurance that the laws, regulations and policies applicable to the Company will not change, that the laws and regulations will be applicable in any particular circumstance or that the Company will be able to enforce its rights in Poland. The Company anticipates that it will be required to demonstrate, to the satisfaction of the Polish authorities, the Company's compliance with the concession terms respecting exploration expenditures, results of exploration, environmental protection matters and other factors. Although the exploration and exploitation rights of the Company may be canceled by the Company at any time, the Company would likely not be able to recover previous payments made under the rights or any other costs incurred respecting the rights upon such cancellation. There can be no assurance that the Company will be able to take measures to provide adequate protection against any of the political uncertainties discussed above. See "Business and Properties--Exploration and Development Activities in Poland."

 Currency Risks

  The Company will be subject to a variety of currency risks, including the risks that currencies will not be convertible at satisfactory rates, that the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland and that inflation will lead to the devaluation of the Polish Zloty.

 Repatriation of Earnings

  The Company may be restricted as to the amount, manner or timing of the repatriation to the United States of earnings from activities in Poland. The Company has formed a wholly owned Polish subsidiary through which it will conduct its activities in Poland. Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish entities are limited in their ability to pay dividends. Dividends can be paid only once annually and are limited in amount to the extent of profit, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. In addition, the payment of dividends by the Polish subsidiary is subject to a 5% withholding tax. Although the Company is entitled to a credit against its United States tax obligations equal to the Polish withholding tax, the Company may not be able to use this credit unless the Company owes taxes in the United States. See "Business and Properties-- Exploration and Development Activities in Poland."

 Lack of Exploration and Development Infrastructure

  There can be no assurance that the Company will be able to conduct an effective and efficient exploration program in Poland. Further, the Company is subject to certain risks which could substantially increase the cost of exploration, development and production activities and reduce potential financial returns, including the limited availability of certain modern exploration, drilling and production equipment, supplies and services and the lack of availability or limited capacity of oil and gas gathering, storage, transportation and processing facilities.

 Lack of Transportation and Marketing Arrangements

  The Company has no transportation, refining or marketing arrangements relating to future oil production in Poland. Instead, the Company is relying primarily on a continuous increase in international demand for oil products and the fact that Poland reportedly imports over 95% of its oil as the basis for its belief that an available market exists for any oil that may be discovered. Subject to obtaining appropriate approval, the Company is not precluded from exporting oil, but the Company presently has no such arrangements. There can be no assurance that the Company will be able to establish transportation, refining or marketing arrangements to sell any oil discovered and produced in Poland on terms favorable to the Company or that the Company will be able to make arrangements for the exportation of oil in the event such exportation is desirable to the Company. See "Business and Properties--Exploration and Development Activities in Poland."

 Poland's Governmental Regulation

  The Company's activities in Poland are subject to certain laws and regulations relating to the exploration for and development, production, marketing, transportation and storage of oil, including measures relating to the protection of the environment. The regulatory regime governing these activities was recently promulgated and is relatively untested. Therefore, there is no enforcement history or established practice that can aid the Company in evaluating how the regulatory regime will affect the Company's operations. Although management believes that the regulatory infrastructure currently in place and now being further developed in Poland is generally consistent with the government's stated purpose of encouraging both foreign investment and the development of Poland's natural resources, there can be no assurance that such governmental policy will not change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will not materially and adversely affect the Company's activities in Poland.

 Poland's Environmental Regulations

  The Company's operations are subject to environmental laws and regulations in Poland. Poland's environmental laws and regulations may provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil exploration and development. Additionally, if significant quantities of gas are produced in conjunction with the Company's production of oil, regulations prohibiting the flaring of gas and the absence of a gas gathering and delivering system may restrict production or may require significant expenditures by the Company to develop such a system prior to the production of oil. Certain aspects of the Company's proposed operations may require the submission and approval of environmental impact assessments to governmental authorities in Poland prior to commencing production.

  The Company has only recently initiated field activities in connection with its seismic program and has not incurred material environmental remediation costs to date. Management believes that the Company is currently in material compliance with all applicable laws and regulations. However, there can be no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. There can be no assurance that these environmental costs will not have a material adverse effect on the Company's financial condition or results of operations in the future.

                                COMPANY HISTORY

  In January 1989, the Company began its oil exploration activities with the formation of its predecessor, Frontier Exploration Company ("Exploration") by Mr. David N. Pierce and Mr. Andrew W. Pierce. In 1992, Exploration was reorganized with the Company, then known as Direct West, Inc., which then changed its name to Frontier Oil Exploration Company and continued under the management of the former officers and directors of Exploration. Exploration continued as a wholly owned subsidiary of the Company. In June 1993, the Company acquired Petrolex Corporation, an oil and gas lease brokerage business owned principally by David Pierce. Effective April 1, 1994, the Company purchased producing oil properties and related assets in Montana and Nevada (the "Montana Acquisition"). In 1995, the Company launched a multi-year infill drilling operation on specific portions of the acquired Montana oil fields to develop additional proved producing reserves and increase the rate of production. In August 1995, the Company acquired rights to the Baltic Concession. At a meeting held on July 22, 1996, the Company's shareholders approved the change of the Company's name from Frontier Oil Exploration Company to FX Energy, Inc.

  The Company's executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106. Its telephone number is (801) 486-5555 and its facsimile number is (801) 486-5575.

                                USE OF PROCEEDS

  Based on an assumed offering price of $8.00, the net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby will be approximately $21.8 million ($25.1 million, assuming exercise of the Underwriters' over-allotment option) after deducting estimated underwriting discounts and expenses of the Offering payable by the Company.

  A portion of the net proceeds from the Offering will be used to repay the $3.6 million balance on the Company's bank credit facility. The remainder of the net proceeds from the Offering, together with cash available under the Company's continuing bank credit facility and potentially available from operations, will be used to fund the Company's 1996 and 1997 capital expenditure budget of $18.4 million and for general corporate purposes. The Company's planned capital expenditures through December 31, 1997, are as follows: (i) approximately $8.0 million for exploration and potential development activities related to the Baltic Concession, (ii) approximately $2.8 million for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian JSA, (iii) approximately $6.1 million for infill development drilling in the Cut Bank field in Montana and (iv) approximately $1.5 million for exploration activities in the western United States. The allocation of the Company's capital among the categories of anticipated expenditures is discretionary and will depend upon future events that cannot be predicted. Such events include the actual results and costs of future exploration and development drilling activities. Consistent with previous practice, the Company may obtain partial funding for its exploration and potential development activities through strategic arrangements with industry or financial partners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Credit Facility."

  The Company's outstanding bank loan was made pursuant to a bank credit facility established to provide a portion of the funds required to complete the Montana Acquisition and is secured by the properties acquired in such acquisition. The bank indebtedness bears interest at the lending bank's base rate plus 1.25%, adjusted monthly. As of June 30, 1996, the interest rate on borrowings under the bank credit facility was 9.5%. The current maturity of the bank indebtedness is October 1, 1997.

  Until the net proceeds of the Offering are utilized for the purposes described above, they will be invested in interest-bearing bank accounts, U.S. government securities, other investment grade debt securities and other short-term investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  Effective June 7, 1996, the Common Stock began to be quoted on the Nasdaq SmallCap Market under the symbol "FXEN." The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "FXEN," subject only to notice of issuance.

  Management believes that the trading market for Common Stock was extremely limited prior to the completion of the Company's sale of 2 million shares of Common Stock in September 1995. As a result, the potential existed prior to September 1995 for the trading of a relatively minor number of shares to result in a significant change in the trading price of the Common Stock. Therefore, the Company does not believe that quotations before late 1995 should be considered reliable indicators of the existence of a viable trading market for the Common Stock.

  The following table sets forth the closing bid quotation for the Common Stock, based on interdealer bid quotations, without markup, markdown, commissions or adjustments, for the periods indicated as quoted on the OTC Electronic Bulletin Board of the National Association of Securities Dealers, Inc. under the symbol "FOEX" through June 6, 1996, and thereafter based on the closing sales price on the Nasdaq SmallCap Market under the symbol "FXEN."

                                                                      LOW  HIGH
                                                                     ----- -----
1996
  Third Quarter (through July 25, 1996)............................. $7.50 $8.75
  Second Quarter....................................................  2.63  9.63
  First Quarter.....................................................  2.00  3.91
1995
  Fourth Quarter.................................................... $1.75 $2.75
  Third Quarter.....................................................  1.25  2.13
  Second Quarter....................................................  2.00  3.00
  First Quarter.....................................................  2.75  3.38
1994
  Fourth Quarter.................................................... $2.75 $3.38
  Third Quarter.....................................................  2.75  3.38
  Second Quarter....................................................  1.00  3.25
  First Quarter.....................................................  1.00  3.25

  On July 25, 1996, the closing sales price for the Common Stock on the Nasdaq SmallCap Market was $8.00 per share.

  The Company has never paid cash dividends on the Common Stock or its preferred stock and does not anticipate that it will pay dividends in the foreseeable future. The Company currently intends to continue a policy of using retained earnings primarily for the expansion of its business. The Company's outstanding preferred stock does not have a preference on dividends, but holders of preferred stock would participate with holders of the Common Stock if, contrary to management's expectations, dividends were declared and paid on the Common Stock.

  On June 30, 1996, the Company had approximately 1,438 stockholders.

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of March 31, 1996, and as adjusted to give pro forma effect to the subsequent issuance of 244,111 shares of Common Stock and the receipt of proceeds therefrom and from a stock subscription receivable and to give effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed offering price of $8.00 per share and the application of the net proceeds therefrom for repayment of bank debt as described in "Use of Proceeds", but without giving any effect to any other changes to the Company after March 31, 1996. This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this Prospectus.

                                                         AS OF MARCH 31, 1996
                                                         ----------------------
                                                                   PRO FORMA
                                                         ACTUAL  AS ADJUSTED(1)
                                                         ------  --------------
                                                            (IN THOUSANDS)
Current portion of long-term debt....................... $  180     $    --
                                                         ======     ========
Long-term debt, net of current portion.................. $3,439     $    --
                                                         ------     --------
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized; 17,500 issued and outstanding............    --           --
  Common Stock, $0.001 par value; 20,000,000 shares
   authorized; 8,460,485 issued and outstanding;
   11,704,596 shares issued and outstanding (pro forma
   as adjusted).........................................      8           12
  Additional paid-in capital............................ 10,665       33,275
  Stock subscription receivable.........................    (90)         --
  Accumulated deficit................................... (4,833)      (4,852)
                                                         ------     --------
  Total stockholders' equity............................  5,750       28,435
                                                         ------     --------
Total capitalization.................................... $9,189     $ 28,435
                                                         ======     ========

- --------
(1) Does not include an aggregate of 3,077,028 shares issuable upon (i) the conversion of outstanding preferred stock, (ii) the exercise of outstanding options and warrants and (iii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada. See "Management--Executive Compensation," "Principal Stockholders," "Certain Transactions" and "Description of Securities."

                                   DILUTION

  As of March 31, 1996, as adjusted to give pro forma effect to the subsequent issuance of 244,111 shares of Common Stock and the receipt of proceeds therefrom, the Company had a pro forma net tangible book value of $6.6 million, with 8,704,596 shares of Common Stock issued and outstanding, or approximately $0.76 per share, after deducting a liquidation preference of $17,500 respecting the 17,500 shares of the Company's outstanding preferred stock. The following table illustrates per share dilution to new investors to the net tangible book value of the shares of Common Stock to be sold in the Offering.

Assumed public offering price per share............................       $8.00
  Pro forma net tangible book value per share at March 31,
   1996(1)......................................................... $0.76
  Increase attributable to new investors...........................  1.67
                                                                    -----
  Pro forma net tangible book value per share after the Offering...        2.43
                                                                          -----
  Dilution per share to purchasers in the Offering.................       $5.57
                                                                          =====

- --------
(1) Subsequent to March 31, 1996, the Company issued 156,111 shares of Common Stock for net proceeds of $680,000, issued 80,000 shares of Common Stock on the exercise of options for $120,000, received $90,000 on a stock subscription receivable and issued 8,000 shares for services. Does not include an aggregate of 3,077,028 shares issuable upon (i) the conversion of outstanding preferred stock, (ii) the exercise of outstanding options and warrants and (iii) the issuance of shares contingent upon attaining certain production levels in Montana and Nevada. See "Management-- Executive Compensation," "Principal Stockholders," "Certain Transactions" and "Description of Securities."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company for each of the four years in the period ended December 31, 1995, are derived from the audited financial statements and notes thereto of the Company, certain of which are included elsewhere in this Prospectus. The selected consolidated financial data for the three months ended March 31, 1995 and 1996, and for the year ended December 31, 1991, are unaudited and, in management's opinion, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. Results for the interim periods are not necessarily indicative of results to be expected for the entire year. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein.

                                                                    THREE MONTHS
                               YEARS ENDED DECEMBER 31,            ENDED MARCH 31,
                          ---------------------------------------  ----------------
                           1991    1992    1993    1994    1995     1995     1996
                          ------  ------  ------  ------  -------  -------  -------
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Oil sales..............     --      --      --   $1,692  $ 1,981  $   516  $   505
 Drilling revenue.......     --      --      --      224      111        5      --
 Other (1)..............  $  174  $  342  $  276     --        75       60      --
                          ------  ------  ------  ------  -------  -------  -------
 Total revenues.........     174     342     276   1,916    2,167      581      505
                          ------  ------  ------  ------  -------  -------  -------
Operating costs and
 expenses:
 Production and
  operating costs(2)....      13      45       7     680    1,272      338      325
 Exploration costs......     --      --      654     651      747       94      189
 Depreciation, depletion
  and amortization......      10       7       3     422      503      106      138
 General and
  administrative........     178     259     353     816    1,466      276      366
 Other(3)...............     --      --      --      178      256       11       24
                          ------  ------  ------  ------  -------  -------  -------
 Total operating costs
  and expenses..........     201     311   1,017   2,747    4,244      825    1,042
                          ------  ------  ------  ------  -------  -------  -------
Operating income
 (loss).................     (27)     31    (741)   (831)  (2,077)    (244)    (537)
Interest and other
 income.................      20      36      39      53       98       10       36
Interest expense........      (1)     (4)     (2)   (214)    (448)    (111)     (82)
Minority interest: Non-
 cash dividends(4)......     --      --      --      --       (93)     (55)     --
                          ------  ------  ------  ------  -------  -------  -------
Net income (loss) before
 income taxes...........      (8)     63    (704)   (992)  (2,520)    (400)    (583)
Benefit from (provision
 for) income taxes......       3     (16)      9     --       --       --       --
                          ------  ------  ------  ------  -------  -------  -------
Net income (loss).......  $   (5) $   47  $ (695) $ (992) $(2,520) $  (400) $  (583)
                          ======  ======  ======  ======  =======  =======  =======
Net income (loss) per
 common share...........  $(0.00) $ 0.03  $(0.40) $(0.44) $ (0.47) $ (0.14) $ (0.07)
Weighted average shares
 outstanding............   1,400   1,412   1,750   2,229    5,389    2,811    8,086
CASH FLOW STATEMENT
 DATA:
Net cash provided by
 (used in) operating
 activities.............  $  (35) $   96  $ (569) $ (322) $(1,030) $   (64) $  (747)
Net cash (used in)
 investing activities...     (15)   (265)    (22) (4,432)  (1,489)    (127)     (47)
Net cash provided by
 (used in) financing
 activities.............    (136)    171   1,046   4,587    2,974      427      909
                                  AS OF DECEMBER 31,               AS OF MARCH 31,
                          ---------------------------------------  ----------------
                           1991    1992    1993    1994    1995     1995     1996
                          ------  ------  ------  ------  -------  -------  -------
                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital
 (deficit)..............  $   63  $ (154) $  283  $ (272) $  (278) $  (170) $   399
Total assets............     143     374   1,317   8,436   10,039    9,379   10,148
Long-term debt..........     --      --      --    4,091    3,359    4,009    3,439
Redeemable FX Producing
 Company, Inc. preferred
 stock..................     --      --      --      550      --       --       --
Stockholders' equity....     106     173     910   1,280    5,224    3,140    5,750

- --------
(1) Other revenues include prospect sales and project management fees.
(2) Includes production taxes.
(3) Other expenses include drilling costs and leasehold abandonments.
(4) Non-cash dividend on FX Producing Company, Inc. convertible preferred stock.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto and the Selected Consolidated Financial Data included elsewhere in this Prospectus.

GENERAL

  The Company is engaged in the exploration, development and production of oil and gas in the western United States and Poland. The Company plans to focus on the oil potential of Poland and to explore specific prospects utilizing modern evaluation techniques to reinterpret existing well and seismic data. The Company forms strategic alliances with industry partners to reduce its financial exposure and to obtain the benefits of additional technical and operating expertise. The Company's principal exploration efforts in the Baltic Concession are being funded partially through an arrangement with RWE-DEA. The Company has also entered into a joint study arrangement with POGC to evaluate technical information previously collected from the Carpathian JSA and is undertaking a long-term development project on its producing Montana properties to increase cash flows and oil reserves.

  From its organization in January 1989 through the first quarter of 1994, the Company generated revenue principally from the sale of oil and gas prospects in the western United States and from fees generated by the management of domestic joint exploration groups formed by the Company. During such period, the Company reported substantial operating losses. Effective April 1, 1994, with the Montana Acquisition, the Company's activities were expanded substantially, and the Company began generating revenue from oil production, well drilling and related activities. Thereafter, the Company began to have increased operating revenue but continued to report operating losses and negative cash flows from operations. In August 1995, the Company acquired exploration rights to the Baltic Concession and began to focus its exploration efforts in Poland. The Company's activities expanded in May 1996 when the Company and POGC initiated their joint evaluation of the Carpathian JSA.

  The Company currently intends to continue its exploration activities, principally in the Baltic Concession and Carpathian JSA, to develop its Montana producing properties and to explore selected prospects in the western United States.

RESULTS OF OPERATIONS

 Comparison of Three Months Ended March 31, 1995 and 1996

  REVENUES

  Oil sales decreased 2% to $505,000 in the first quarter of 1996 from $516,000 in the same quarter of 1995. The decrease was due to a 7.7% decrease in oil production, to 31,598 Bbl for the first quarter of 1996 from 34,226 Bbl for the same quarter in 1995. The decrease in production was primarily attributable to formation damage that occurred in 1994 to a well in Bacon Flat, Nevada, and normal production declines on the Company's other fields. The decrease in production was partially offset by a 7.1% increase in the average price per Bbl sold to $15.98 during the first quarter of 1996 compared to $14.92 in the first quarter of 1995. In the first quarter of 1995, the Company sold an interest in undeveloped acreage and recognized revenues of $60,000 related to such sale.

  COSTS AND EXPENSES

  Production and operating costs increased 10.6% to $293,000 ($9.28 per Bbl) in the first quarter of 1996 from $265,000 ($7.74 per Bbl) in the first quarter of 1995. The increase was due primarily to record cold weather conditions in the Company's primary operating regions in the first quarter of 1996 and the continuation of an expanded maintenance and production enhancement program in the Cut Bank field. Production costs per Bbl also increased during 1995 due to a substantial decline in production from a well in Nevada with extremely low production costs.

  Production taxes decreased 56.2% to $32,000 ($1.01 per Bbl) in the first quarter of 1996 from $73,000 ($2.13 per Bbl) in the same quarter of 1995. The decrease was due primarily to an exemption, effective July 1, 1995, for certain stripper well production affecting most of the Company's Montana production. Effective January 1, 1996, another production tax of approximately 5.5% was eliminated on most of the Montana production. These production taxes are not expected to be reinstated in the future.

  Exploration costs increased 101.1% to $189,000 in the first quarter of 1996 from $94,000 in the first quarter of 1995. The increase was due primarily to increased consulting, payroll and legal costs related to expanded exploration efforts in Poland.

  Depreciation, depletion and amortization increased 30.3% to $138,000 ($4.38 per Bbl) in the first quarter of 1996 from $106,000 ($3.10 per Bbl) in the first quarter of 1995. The increase was due primarily to an increase in the cost of capitalized oil and gas properties of approximately $1.3 million in the first quarter of 1996 and a reduction of total proved reserves used to calculate depreciation, depletion and amortization for the quarter ended March 31, 1996, compared to the quarter ended March 31, 1995.

  General and administrative expenses increased 32.6% to $366,000 in the first quarter of 1996 from $276,000 in the first quarter of 1995. The increase was due primarily to additional administrative requirements related to the Company's expanded exploration and development activities.

  INTEREST AND OTHER INCOME (EXPENSE)

  Interest and other income increased to $36,000 in the first quarter of 1996 as compared to $10,000 for the first quarter of 1995. The increase was due primarily to increased interest income resulting from an increase in the Company's average cash balance during 1996 and the Company's receipt of a liquidating distribution of $15,000 from a partnership in which the Company owned an interest. Interest expense decreased to $82,000 for the first quarter of 1996 as compared to $111,000 for the first quarter of 1995, primarily due to a decrease in the average outstanding balance of the Company's long-term debt.

  During the first quarter of 1995, the Company paid non-cash dividends in preferred stock of $55,000 on convertible preferred stock of its oil-producing subsidiary. All preferred shares of the subsidiary had been converted into Common Stock of the Company as of December 31, 1995; accordingly, there was no preferred stock dividend payment in the first quarter of 1996.

  INCOME TAXES

  The Company did not recognize any tax benefit from its losses in the three months ended March 31, 1996, and March 31, 1995.

  NET LOSS

  Net loss increased 45.8% to $583,000 in the first quarter of 1996 from $400,000 in the first quarter of 1995. The increase was due primarily to a decrease in total revenues and increases in exploration and general and administrative costs as discussed above.

 Comparison of Years Ended December 31, 1994 and 1995

  The Company's results of operations for the fiscal year ended December 31, 1995, includes one full year of revenues from oil production, well servicing and related activities and interest expense related to bank debt, whereas the year ended December 31, 1994, includes only revenues and expenses from the date of the Montana Acquisition. Therefore, in management's opinion, the results of operations for the fiscal years ended December 31, 1994 and 1995 are not comparable.

  REVENUES

  During 1995, oil sales increased 17.1% to $2.0 million from $1.7 million in 1994 primarily due to the inclusion of one full year of oil sales in 1995 as compared to a partial year in 1994. Oil sales also increased due to a 4.3% increase in the average price per Bbl sold to $14.67 in 1995 from $14.07 in 1994. These increases were partially offset by a 15.4% decrease in oil production in 1995. The decrease in production in 1995 was primarily due to the loss of 51 Bpd in average net production from a well in the Bacon Flat field that sustained formation damage in 1994 and a production decrease of 17 Bpd from the Cut Bank field. The decline in Cut Bank production represents a normal production decline which the Company's infill drilling and waterflood project is designed to overcome.

  Drilling revenue decreased 50.5% in 1995 to $111,000 from $224,000 in 1994. One well was drilled in 1995 with the Company's drilling rig as compared to two wells in 1994. Prospect sales revenue increased in 1995 due to the conveyance of an interest in the Cobb Creek prospect for $75,000. There were no such sales in 1994.

  COSTS AND EXPENSES

  Production and operating costs increased 131.0% to $1.0 million ($7.42 per Bbl) in 1995 from $434,000 ($3.71 per Bbl) in 1994. The increase was due primarily to the inclusion of one full year of oil production in 1995 compared to a partial year in 1994. The increase on a per Bbl basis was due primarily to increased labor costs resulting from abnormally wet weather conditions in the second quarter of 1995, increased maintenance expenditures on the Cut Bank field in conjunction with the Company's plan to enhance production and a substantial decline in production from a well in Nevada with extremely low production costs.

  Production taxes increased 10.2% to $271,000 ($2.00 per Bbl) in 1995 from $246,000 ($2.10 per Bbl) in 1994. The increase was due primarily to the inclusion of one full year of oil production in 1995 as compared to a partial year in 1994. The decrease on a per Bbl basis was due primarily to an exemption for certain stripper well production, which became effective on July 1, 1995, and which applied to most of the Company's Montana production.

  Exploration costs increased 14.7% to $747,000 in 1995 from $651,000 in 1994. The increase was due primarily to an expansion of exploration activities in Poland in 1995. The Company participated in two dry holes in the United States in both 1995 and 1994.

  Depreciation, depletion and amortization increased 19.2% to $503,000 ($3.73 per Bbl) in 1995 from $422,000 ($3.61 per Bbl) in 1994. The increase was due primarily to the inclusion of one full year of production in 1995 compared to a partial year in 1994.

  Drilling costs decreased 20.8% to $141,000 in 1995 from $178,000 in 1994. The decrease was primarily due to the Company drilling rig drilling one well in 1995 as compared to two wells in 1994.

  The Company reported leasehold abandonment expense of $115,000 in 1995 as compared to no such expense in 1994. Leasehold abandonments will vary from year to year based, in part, upon management's periodic assessment to determine whether unproved properties have been impaired.

  General and administrative expenses increased 83.8% to $1.5 million in 1995 from $816,000 in 1994. The increase was due primarily to non-cash expenses of $425,000 relating to the issuance of stock options to employees and the issuance of 200,000 shares of Common Stock to a shareholder as compensation for financial consulting. The increase was also a product of additional administrative requirements due to a general expansion of the Company's activities.

  INTEREST AND OTHER INCOME (EXPENSE)

  Interest and other income increased 84.9% to $98,000 in 1995 from $53,000 in 1994. This increase was due primarily to a $20,000 increase in interest income due to a greater average cash balance during 1995 and the sale of equipment in 1995 which resulted in a gain of $16,000. Interest expense increased 109.0% to $448,000 in 1995 from $214,000 in 1994. A full year of interest expense related to the Company's credit facility is included in 1995 compared to the inclusion of only a partial year of interest expense in 1994.

  Preferred stock of the Company's oil-producing subsidiary required payment of cumulative dividends. Dividends of $93,000 were paid in preferred stock of such subsidiary in 1995. All of the outstanding preferred stock of such subsidiary had been converted into Common Stock of the Company as of December 31, 1995. No such dividend payments were made in 1994.

  INCOME TAXES

  The Company incurred net operating losses in 1993, 1994 and 1995 which can be carried forward to offset future taxable income. Statement of Financial Accounting Standards (SFAS) No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and the expansion of the Company's oil and gas producing activities. The market and capital risks associated with achieving the above requirement are considerable, resulting in the Company's conclusion to provide a valuation allowance equal to the deferred tax asset. Accordingly, the Company did not recognize any tax benefit in its consolidated statement of operations for the years ended December 31, 1993, 1994 and 1995.

  NET LOSS

  Net loss increased 150.0% to $2.5 million in 1995 from $1.0 million in 1994. The increase was due primarily to increases in production and operating costs, interest expense and general and administrative costs as discussed above.

 Comparison of Years Ended December 31, 1993 and 1994

  Prior to the Company's Montana Acquisition, effective April 1, 1994, the Company had no revenue from oil production, well drilling and related activities. Accordingly, the Company's results of operations for the fiscal year ended December 31, 1994, includes revenues and expenses from the date of the Montana Acquisition and the interest expense from related bank debt, whereas the year ended December 31, 1993, includes no revenues from oil production, well drilling and related activities and no interest expense related to bank debt. The results of operations for the fiscal years ended December 31, 1993 and 1994 are, in management's opinion, therefore not comparable.

  Revenues for the year ended December 31, 1994, increased to $1.9 million from $276,000 in 1993. This increase was primarily due to the $1.7 million in oil and gas revenue and $224,000 in drilling revenue earned after the Montana Acquisition. Operating costs and expenses for the year ended December 31, 1994, increased 170.0% to $2.7 million from $1.0 million in 1993, also primarily due to the Montana Acquisition. Expenses for 1994 included $1.1 million in costs directly related to the acquired oil production, including production and operating costs, production taxes and depreciation, depletion and amortization. General and administrative expenses increased 131.1% to $816,000 in 1994 from $353,000 in 1993 primarily as a result of the Company's expanded operations after the Montana Acquisition.

CAPITALIZED COSTS FOR UNPROVED OIL AND GAS PROPERTIES

  The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are expensed. The costs of development wells are capitalized whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered to be not realizable. At December 31, 1995 and March 31, 1996, the Company had capitalized costs related to unproved oil and gas properties in the amount of $1.8 and $1.7 million, respectively, of which $1.4 million and $1.3 million, respectively, related to the Company's Lake Valley exploration prospect. Should future events, such as the drilling of dry holes, indicate that an impairment of recorded value has taken place, the impact on the relevant period of results of operations could be significant. As a result of the foregoing, the results of operations of the Company for any particular period may not be indicative of the results that could be expected over longer periods.

LIQUIDITY AND CAPITAL RESOURCES

  Historically, the Company has relied primarily on proceeds from the sale of equity securities to fund its operations. To complete the Montana Acquisition, the Company utilized bank financing, supplemented by proceeds from the sale of securities of a subsidiary. The Company also benefits from funds provided by other participants in drilling groups formed by it to undertake specific exploration. In 1995, the Company sold 2.1 million shares of Common Stock at $2.00 per share for net proceeds of $4.0 million. In the first quarter of 1996, the Company sold 372,000 shares of Common Stock for net proceeds of $1.1 million, of which $90,000 was received in April 1996. Subsequent to March 31, 1996, the Company sold 157,000 shares of Common Stock at $4.50 per share for net proceeds of $680,000 and received $120,000 from the exercise of stock options.

 Operating Activities

  The Company used cash of $747,000 in operating activities during the three months ended March 31, 1996, compared to cash used of $64,000 during the corresponding period in the prior year. This increase in the use of cash in 1996 was primarily due to a larger net loss and a substantial reduction in accounts payable and accrued liabilities. During 1993, 1994 and 1995, operations required net cash of $569,000, $322,000 and $1.0 million, respectively. The 1994 decrease as compared to the previous year was primarily due to the Montana Acquisition and the corresponding increase in depreciation, depletion and amortization in 1994 as compared to 1993. The increase in 1995 was due principally to a substantially larger operating loss in that year as the Company significantly expanded its operations.

 Financing Activities

  Financing activities provided net cash of $909,000 during the quarter ended March 31, 1996, compared to $427,000 for the same period of the preceding year. The net cash provided during the quarter ended March 31, 1996, resulted from net proceeds of $966,000 received from the sale of 342,393 shares of Common Stock and $26,000 received from the exercise of warrants to purchase 22,004 shares of Common Stock, offset by expenditures of $83,000 by the Company for repayment of long-term debt. The net cash provided during the quarter ended March 31, 1995, resulted from net proceeds of $395,000 received from the sale of 260,000 shares of Common Stock and $111,000 received from the collection of a stock subscription receivable from 1994 related to the sale of convertible preferred stock of FX Producing, Inc., a wholly owned subsidiary of the Company ("FX Producing"), offset by expenditures of $79,000 by the Company for repayment of long-term debt.

  In 1993, financing activities provided net cash of $1.0 million principally from the receipt of net proceeds from the sale of 1,280,000 shares of the Company's preferred stock. Net cash of $4.6 million provided by financing activities in 1994 was generated principally from a long-term loan under the Company's credit facility described below. In 1995, financing activities provided net cash of $3.0 million, resulting from net proceeds of $4.0 million received from the sale of 2.1 million shares of Common Stock and $111,000 received from the collection of a stock subscription receivable from 1994 related to the sale of the preferred stock of FX Producing, offset by expenditures by the Company of $737,000 for repayment of long-term debt, and $465,000 for redemption of preferred stock of FX Producing.

  The improvement in the Company's working capital to $399,000 as of March 31, 1996, as compared to a deficit of $170,000 on the same date a year earlier, was primarily due to net proceeds received from the sale of Common Stock in the first quarter of 1996. Subsequent to March 31, 1996, the Company's working capital was increased by $680,000 from the sale of Common Stock, $120,000 from the exercise of stock options and $90,000 from the collection of a stock subscription receivable. As of December 31, 1993, 1994 and 1995, the Company had working capital (deficit) of $283,000, ($272,000) and ($278,000), respectively. Working capital shortages in the past were primarily due to the Company's losses from operations.

 Credit Facility

  In June 1994, the Company established a bank credit facility with Bank One, Texas, NA, (the "Bank") to provide a portion of the funds required for the Montana Acquisition. This facility provides for a total loan amount of $5.0 million, with a borrowing base determined at least semi-annually by the Bank based on its analysis of the Company's producing reserves and cash flow. The borrowing base as of June 30, 1996, was $3.6 million and will next be subject to redetermination on September 30, 1996. During the term of the loan, the Company is required to make monthly payments of interest on the unpaid principal balance at a rate equal to the Bank's base rate plus 1.25% and to reduce the outstanding principal by $25,000 per month. As of June 30, 1996, the interest rate was 9.5%. As of December 31, 1995, the Company was in violation of the credit facility's cash flow-to-debt service requirements applicable to FX Producing. Non-compliance with any such ratios and covenants could result in termination of the credit facility. The Bank, however, waived the cash flow-to-debt service requirement for the quarters ending December 31, 1995 and March 31, 1996 and amended this provision for the quarters ending June 30, 1996 and thereafter. This amendment also waived the monthly principal reductions of $25,000 for the period from March 1 through September 30, 1996 and required the Company to purchase a $300,000 certificate of deposit maturing November 1, 1996, which was pledged as additional collateral to the bank note. Based on preliminary financial information, the Company believes that it was in compliance with the amended cash flow-to-debt service requirement as of June 30, 1996 and expects that it will be in compliance throughout the remainder of 1996. In May 1996, the due date of the loan was extended to October 1, 1997. The Company anticipates repaying the credit facility's outstanding principal balance of $3.6 million with net proceeds from the Offering. However, the Company anticipates that the credit facility will remain in place and the Company may borrow additional funds for the working capital needs. See "Use of Proceeds."

 Investing Activities

  During each of the three month periods ended March 31, 1995 and 1996 and the years ended December 31, 1993, 1994 and 1995, the Company required cash to fund its investing activities, which consisted primarily of the acquisition of, or improvement to, oil and gas properties and other property and equipment. The largest single investment in 1994 was the $4.2 million Montana Acquisition. The $1.5 million used in investing activities during 1995 consisted principally of capitalized additions to oil and gas properties related to the infill drilling program in the Cut Bank field.

 Capital Requirements

  As of March 31, 1996, as adjusted to give effect to the subsequent receipt of $890,000 from the sale of securities (including $90,000 received from a stock subscription receivable) and the exercise of options, the Company had working capital of approximately $1.3 million. This working capital, together with the $250,000 received during the second quarter of 1996 from RWE-DEA related to its participation in the exploration and potential development of the Baltic Concession, is expected to satisfy the Company's operating requirements during 1996.

  As of March 31, 1996, the Company had utilized approximately $600,000 of its own funds for expenditures associated with obtaining the Baltic Concession, obtaining and analyzing data provided by Polish sources and advancing the related exploration effort to its current stage. The Company is obligated under the Baltic Concession agreement to pay annual fees of approximately $58,000, one-time geological and geophysical expenditures of $250,000 and to begin drilling one well (at an estimated dry hole cost of approximately $1.0 million) during 1996.

  RWE-DEA, under a joint exploration arrangement, will, in addition to the $250,000 paid in the second quarter of 1996, provide up to $2.0 million for an ongoing seismic study and the cost of drilling and testing the initial test well in the Baltic Concession. If a second well is drilled in the Baltic Concession, RWE-DEA must fund 50% of the cost of such well to retain its interest in the Baltic Concession. The Company has budgeted $18.4 million in capital expenditures through 1997, including (i) approximately $8.0 million for exploration and potential development activities related to the Baltic Concession, (ii) approximately $2.8 million for the review and evaluation of available geological and geophysical data and the potential initiation of exploratory activities in the Carpathian JSA, (iii) approximately $6.1 million for infill development drilling in the Cut Bank field in Montana and (iv) approximately $1.5 million for exploration activities in the western United States. The actual expenditures for the foregoing items will be dependent upon the actual results and costs of future exploration and development activities. The Company estimates that the capital received from the net proceeds of the Offering, combined with capital available under the Company's existing credit facility and, to the extent available, cash from operations, should be sufficient to meet the Company's capital requirements through December 31, 1997.

  Prior to the end of 1997, however, the Company may need additional capital to accelerate planned exploration and development programs in both Poland and the United States. If exploration of the Baltic Platform or the Carpathian JSA is successful in proving substantial oil reserves, the Company may require additional capital to fund a multi-well development program, install oil storage and handling facilities or purchase other assets or related investments required to support large-scale production. The Company has no arrangement for any such additional financing, but may seek required funds from the sale of additional securities, project financing, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of existing shareholders in the Company or in the specific project financed. There can be no assurance that additional funds could be obtained or, if obtained, would be on terms favorable to the Company.

                            BUSINESS AND PROPERTIES

GENERAL

  The Company is engaged in the exploration, development and production of oil and gas in the western United States and Poland. The Company currently produces oil from fields in Montana and Nevada and explores for oil and gas primarily in Poland. In August 1995, the Company was one of the first independent energy companies to secure oil and gas exploration rights in Poland (the "Baltic Concession"). The Baltic Concession covers approximately
2.4 million acres in northern Poland and is part of a geological region (the "Baltic Platform") which reportedly has produced in excess of 150 MMBbl from four fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia. In May 1996, the Company also entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre area in the Carpathian region of southeastern Poland (the "Carpathian JSA"). Management believes that the Company's principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its established network of strategic alliances and its inventory of domestic properties.

  The Company has identified several potential drilling prospects in the Baltic Concession through the reprocessing and reevaluation of previously collected seismic and drilling data. The Company intends to explore and develop these prospects with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA recently initiated a 300 kilometer seismic survey on selected portions of the Baltic Concession. The results of this survey will assist in the selection of the site of an exploratory well scheduled to be drilled in late 1996. In the Carpathian JSA, the Company and POGC are conducting a technical evaluation of a target area and, if warranted, will apply for an exploration concession. The Company has budgeted approximately $10.8 million for exploration and development activities in Poland through 1997.

  The Company currently produces oil exclusively in the United States. At December 31, 1995, the Company had estimated proved reserves of 5.3 MMBbl with a PV-10 Value (calculated without regard to future income tax expense) of approximately $23.8 million. Approximately 78% of the Company's production and 96% of its reserves are concentrated in northern Montana's Cut Bank field. To enhance production in this field, the Company intends to expand its current infill drilling program which was initiated in late 1994. The Company is also evaluating several exploration prospects in the western United States and has identified a prospect in Nevada on which it intends to drill an exploratory well in late 1996 in partnership with several independent energy companies. The Company has budgeted approximately $7.6 million for exploration and development activities in the United States through 1997.

BUSINESS STRATEGY

  The Company explores and develops oil and gas prospects potentially containing recoverable reserves in excess of 25 MMBOE for international properties and 10 MMBOE for domestic properties. This strategy includes the following key elements:

  . Focus on Poland. The Company believes that the Baltic Concession and the
    Carpathian JSA provide it with a foundation upon which to build a significant exploration and development operation in Poland. The Company believes this foundation will allow it to capitalize on Poland's attractive combination of significant reserve potential, underexplored acreage and favorable operating environment. Beginning in 1989, Poland initiated a number of market-based reforms which have resulted in the country's economy becoming one of the fastest growing in Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $6.8 billion in direct foreign investment between 1989 and 1995, according to reports from the Polish State Foreign Investment Agency published by the Polish embassy. Several international oil companies, including Texaco, Inc., Tenneco Co., Exxon Corp., Shell Oil Co. and British Gas PLC, have either secured, or obtained the exclusive right to negotiate for, exploration rights.

  . Access existing geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. Between 1950 and 1993, state-sponsored agencies in Poland gathered hundreds of line miles of seismic data and drilled 15 test wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. While a majority of these wells indicated the presence of hydrocarbons in that formation, none was completed for production due, in management's opinion, to the outdated equipment and poor techniques used to locate, drill and test the wells. The Company, with the assistance of consultants that included Halliburton Energy Services, Ryder Scott Company and Western Atlas, Inc., reevaluated seismic and well data generated by earlier exploration efforts in the Baltic Concession. As a result of this effort, the Company believes that it has identified potential oil reservoirs in two structures that had previously been drilled and over a dozen undrilled structures.

  . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession and with POGC in the Carpathian JSA. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2.0 million for an ongoing seismic survey and a planned exploratory well, and by funding 50% of the cost of a second exploratory well. The Company will operate all wells it drills jointly with RWA-DEA. In the Carpathian JSA, the Company is evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of a target area. The Company and POGC may apply for exploration rights covering such target area upon the completion of this analysis.

  . Exploit domestic reserve base and prospects. The Company believes that its existing domestic properties have significant development and exploration potential. The Company recently completed an infill drilling program on a 1,000 acre tract of the Cut Bank field which, based on preliminary results, the Company believes will increase production over the next two to three years. The Company plans to expand this program to approximately 4,000 additional acres in the Cut Bank field beginning in late 1996. The Company also has an ongoing program of prospect generation and exploration in the western United States.

EXPLORATION AND DEVELOPMENT ACTIVITIES IN POLAND

  The Company believes that Poland offers an attractive environment in which to explore for and develop oil and gas prospects that meet the Company's established criteria of potentially containing recoverable reserves in excess of 25 MMBOE for international prospects. By applying modern interpretive techniques to previously collected seismic, geological and well data, the Company believes that it will be able to capitalize on the combination of Poland's hydrocarbon potential and its relatively new policies to encourage the development of the country's domestic energy resources. In August 1995, the Company was granted an exclusive right to explore and potentially develop the Baltic Concession, an onshore 2.4 million acre undeveloped area extending approximately 50 miles southward from the Baltic Sea in northern Poland. In addition, the Company recently completed a geological review of selected oil and gas prospect areas in Poland and, as a result of this review, in May 1996 entered into an agreement with POGC to reevaluate and reprocess existing geophysical and geological data regarding the Carpathian region of southeastern Poland. If warranted, the Company and POGC may apply for a formal concession in a limited target area of the Carpathian JSA in the first half of 1997. The Company and POGC may also elect to jointly evaluate other areas of Poland in the future.

 The Republic of Poland

  The Republic of Poland is bordered on the north by the Baltic Sea, on the west by Germany, on the south by the Czech Republic and Slovakia and on the east by Lithuania, Belorussia, Ukraine and the Kaliningrad district of Russia. Poland is comprised of approximately 121,000 square miles, with a population of approximately 40 million people. Between 1945 and 1989, Poland's political and economic systems were directly influenced by the former Soviet Union. In 1989, Poland peacefully asserted its independence, adopted a new constitution which established a parliamentary democracy and began the transition to a market-based economy.

  Poland has one of the fastest growing economies in Europe. According to a report published in the June 15, 1996, issue of The Economist, Poland's gross domestic product grew by an estimated 7.0% in 1995, compared to 5.0% for the Czech Republic, 1.5% for Hungary and negative 4.0% for Russia. One of the most important elements of Poland's economic growth has been the country's development of an entrepreneurial private sector. In 1993, private enterprises employed 58.9% of Poland's workforce as compared to 33.3% in 1989. Poland's international trade has also undergone significant change since Poland gained its independence. For example, in 1986, the former Soviet Union accounted for 33% of Poland's imports and 28% of its exports. By 1993, these figures had decreased to 4.6% and 5.5%, respectively, while the countries of the European Union purchased 71.3% of Poland's exports and provided 63.9% of its imports. Foreign investment in Poland between 1989 and 1995 was $6.8 billion.

  Between the 1850s, when oil was first commercially produced in the Carpathian region of southeastern Poland, and 1945, Poland produced approximately 61.4 MMBbl of oil and 303 Bcf of natural gas. War damage and overproduction following the 1939 invasions of Poland by Germany and the Soviet Union severely restricted oil and gas production. Over the last several decades, the exploration for and the development of Poland's oil and gas resources have been hindered by a combination of limited financial resources, political difficulties and a lack of modern exploration technology. Poland currently imports over 95% of its oil, primarily from the countries of the former Soviet Union and the Middle East.

 The Baltic Concession

  The Baltic Concession is part of a geological region known as the Baltic Platform which covers the southeastern portion of the Baltic Sea and portions of the bordering onshore areas of Poland, the Kaliningrad district of Russia, Lithuania and Latvia. The B-3 oilfield, located off Poland's Baltic coast and first placed into production in 1992, produced over 1.2 MMBbl through 1994, according to a POGC publication. Onshore, approximately 34 fields have been discovered in the Baltic Platform in an area that extends from approximately 50 to 100 miles to the northeast of the Baltic Concession in the Kaliningrad district of Russia. Four of the largest fields in this region reportedly have produced an aggregate of over 150 MMBbl through 1994. Oil produced from the Baltic Concession is generally of high quality with an average API gravity of approximately 40(degrees) and contains insignificant amounts of sulfur, heavy metals or similar contaminants. See "Risk Factors--Exploration Risks."

  Between 1950 and 1993, various agencies of the Polish government explored the Baltic Concession, gathering hundreds of line miles of seismic data and drilling seven exploratory wells and eight stratigraphic survey wells to the same formation that is productive in established fields in the Baltic Platform. Although none of these wells was completed for production, the majority indicated the presence of hydrocarbons. The Company, in conjunction with consultants that included Halliburton Engineering, Western Atlas, Inc. and Ryder Scott Company, was able to apply modern reprocessing techniques to reevaluate a significant portion of the seismic and well log data obtained from these wells. This information has enabled the Company to identify two drilled structures (as indicated by the Gladysze-1 and Gladysze-2 wells) and more than a dozen undrilled structures in the Baltic Concession that, in management's opinion, are similar in structural type and contain the same formations as productive wells in other regions of the Baltic Platform.

  At the Company's request, Halliburton Engineering completed a detailed log analysis of the 15 wells described above, including the Gladysze-1 and Gladysze-2 wells. Halliburton reported that both Gladysze wells appear to have encountered movable hydrocarbons, with 8% or more effective porosity and calculated water saturations of less than 30%. While there is no guarantee that Halliburton's interpretation of these relatively old Russian-style well logs accurately reflects actual downhole conditions, the Company believes Halliburton's interpretation is consistent with other geological and geophysical data reviewed by the Company. This information includes contemporaneous drilling reports and core sample descriptions. Based on the foregoing, the Company has concluded that both Gladysze wells encountered reservoirs of movable oil.

  Although the Company believes that the Gladysze-1 and Gladysze-2 were the only wells drilled on geological structures, neither of these wells was completed for production. The Company attributes this fact primarily to the outdated equipment and poor techniques used to locate, drill and test the wells. Both wells were drilled with very heavy drilling mud, a common practice in eastern Europe and the Soviet Union at the time. The heavy drilling mud likely caused formation damage by sealing off porous reservoir rocks. The short periods during which the wells were tested were, in Management's estimation, probably insufficient for the formations to recover from the damage to permit an accurate test.

  There can be no assurance that wells drilled on any structure, including the Gladysze structures, will encounter oil reservoirs or that the porosity, permeability or other characteristics of any reservoir formations encountered will support production of oil in commercial quantities. Notwithstanding the substantial data available respecting the Baltic Concession, the Company believes that several exploration tests may be required to appraise the potential of the identified structures. There can be no assurance that any of such tests will be successful.

 Exploration, Development and Production Plans

  The Company has begun to develop a comprehensive exploration and development program for the Baltic Concession. In May 1996, the Company, in partnership with RWE-DEA, initiated a 300 kilometer seismic program which will build upon previously collected data and assist in the determination of a drillsite for an exploratory well from among three identified structures. The Company currently intends to drill its first exploratory well to a target depth of approximately 9,500 feet in late 1996. Ultimately, the Company intends to drill exploratory wells on all three identified structures. If one or more of these wells is found to have commercial production, the Company will prepare a long-term field development plan in conjunction with RWE-DEA. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The Company has budgeted $8.0 million for its share of exploration and development expenditures on the Baltic Concession through 1997.

  The crude oil produced from existing fields on the Baltic Platform is generally of high quality with an average API gravity of approximately 40(degrees) and contains no significant amounts of sulfur, heavy metal or similar contaminants. There are two nearby refineries in Gdansk and Plock, Poland, both of which the Company believes could process crude oil produced in the Baltic Concession. RWE-DEA also has an ownership interest in a refinery in Schwedt, Germany, on the Polish border. This refinery might purchase crude produced from the Baltic Concession. Under current Polish law, the Company may, upon obtaining appropriate approval, export oil produced in the country.

  The Company currently has no agreement or arrangement for the sale, delivery or refining of any oil that may be produced in Poland. The Company believes, however, that it would be able to sell any oil produced from the Baltic Concession in the spot market. The Baltic Concession contains a well-developed infrastructure of hard surface roads and railways over which oil could probably be delivered for sale. The Company could incur expenditures for the construction and operation of crude oil transportation and handling facilities if substantial oil production were established. Poland currently imports over 95% of its crude oil requirement, principally from the countries of the former Soviet Union and the Middle East.

 Strategic Alliance with RWE-DEA

  In May 1996, the Company entered into a strategic alliance with RWE-DEA for joint operations on the Baltic Concession. RWE-DEA currently produces oil in the Baltic Sea off Germany's northern coast and is a member of a consortium of German and Russian oil companies that has been established to develop an offshore oilfield in the Kaliningrad district of Russia, north of the Baltic Concession. RWE-DEA, formerly Deutsche

Texaco AG, is a subsidiary of RWE AG, the fifth largest industrial enterprise in Germany. RWE-DEA is a fully integrated major oil and gas company with 1995 fiscal year revenue of U.S. $15.9 billion from worldwide energy and chemical businesses. The Company selected RWE-DEA as its partner in the Baltic Concession because of its established oil producing, refining and distribution business throughout Europe, including limited gasoline marketing within Poland, and its international exploration and production experience. In addition, RWE-DEA's parent has business activities in Poland outside of the oil and gas industry, including construction and power generation. The relationship with RWE-DEA should provide the Company with additional technical and operational expertise.

  Under its agreement with the Company, RWE-DEA will earn a 50% interest in the Baltic Concession by paying the Company $250,000, by providing up to $2.0 million for an ongoing seismic survey and a planned exploratory well, and by funding 50% of the costs of a second exploratory well. All costs in excess of the amounts indicated above, in addition to the cost of any subsequent exploration and development activity, will be borne equally by the Company and RWE-DEA. If RWE-DEA does not participate in a second well, RWE-DEA's interest in the Baltic Concession will terminate. The Company will be the operator for all joint operations. The assignment of a 50% interest in the Baltic Concession is subject to approval by the Polish government. The Company expects that such approval will be obtained based on discussions among representatives of the Company, RWE-DEA and the Polish government. If such approval is not obtained, the Company will reimburse RWE-DEA for its direct expenditures related to the Baltic Concession. The Company has agreed to pay a fee of $125,000 to an unaffiliated party for activities related to the search for an international joint venture partner which resulted in the Company forming a strategic alliance with RWE-DEA.

 Strategic Alliance with POGC

  The Polish government has granted to POGC exclusive rights to explore for and develop hydrocarbons in areas covering a substantial portion of Poland. In January 1996, the Company and POGC initiated a limited review of Poland's hydrocarbon potential. The purpose of this review was to select a region on which to undertake a detailed joint study program.

 Carpathian Region

  On May 21, 1996, the Company entered into a joint study agreement with POGC in order to identify drillable hydrocarbon prospects in a selected area of the Carpathian JSA in southeastern Poland. Oil was first discovered in the Carpathian Mountains in the 1850s and has been produced there continuously from several fields, including discoveries in the 1960s.

  The initial goal of the joint study agreement is to identify a promising target area in the Carpathian JSA (the "Carpathian Target Area") primarily through the review of existing geological and geophysical data. Thereafter, the Company and POGC will conduct a more detailed analysis of existing seismic and other data contributed by POGC, supplemented by limited reprocessing of such data to assess the Carpathian Target Area's hydrocarbon potential and to generate drillable oil and gas prospects. The Company and POGC will each contribute technical personnel to participate in the study. The Company will fund approximately $100,000 of the initial technical research and analysis costs, including seismic data reprocessing, third-party data purchases and laboratory analysis.

  In the first half of 1997, the Company, if warranted, plans to submit with POGC an application to the appropriate Polish authorities for exploration rights or concessions over designated portions of the Carpathian Target Area. The Company and POGC will share equally in new exploration rights that are obtained through this arrangement, except that if one party elects not to proceed with an application for an exploration license over designated portions of the Carpathian Target Area, the other party may do so independently. Upon obtaining an exploration license or concession, the Company will gather additional seismic or other geophysical data to further define exploration targets and to develop a specific exploration drilling program in conjunction with POGC. The exploration drilling program may be undertaken by the Company and POGC on an equal basis or the Company could elect to decrease its interest in a project, with the consent of the POGC, by sharing its ownership with a third party. The Company has budgeted $2.8 million through 1997 for exploration activities in the Carpathian JSA. See "Use of Proceeds."

EXPLORATION AND DEVELOPMENT ACTIVITIES IN THE UNITED STATES

 Cut Bank Field Development

  The Company owns and operates producing oil wells in the Cut Bank and Bears Den fields in Montana and the Bacon Flat and Trap Spring fields in Nevada. The Company's 10,600 acres in the Cut Bank field account for approximately 96% of its proved reserves and 78% of its current oil production. In January 1996, the Company completed an infill drilling program on 1,000 acres in the Cut Bank field which included the drilling of eight new production wells and five water injection wells and the conversion of two production wells to water injection wells. The Company's infill drilling program is based on a similar program that resulted in significant production increases in a separate part of the Company's Cut Bank field properties by a previous owner.

  Through the end of 1997, the Company intends to spend approximately $6.1 million on an expanded infill drilling development program on strategically selected areas in the remainder of the Company's Cut Bank property. The Company has engaged Ryder Scott Company to conduct an in-depth engineering analysis of the Company's Cut Bank field properties, to review the recent infill drilling program and to assist in designing the expanded program. Although management believes the expanded development program will increase oil revenues and proved oil reserves, there can be no assurance that the Company will actually realize substantial increases in production or that any increases that are realized will be sufficient to recover development costs incurred or result in a financial return to the Company. See "Use of Proceeds."

 Domestic Exploration Prospects

  The Company has a number of exploratory prospects in the western United States in various stages of evaluation, prospect identification and drillsite selection. Domestically, the Company seeks exploration prospects with the potential for recoverable reserves of at least 10 MMBOE that can be acquired or controlled with a limited financial commitment and that have a sufficient risk/reward profile to attract drilling partners. The Company's traditional policy is not to drill an exploratory well until it can reduce its own financial commitment (and confirm its own evaluation of the prospect's merit) by forming a drilling group with other energy companies. As part of the Montana Acquisition, the Company acquired a drilling rig which it seeks to use in exploration tests in Nevada in order to offset some portion of the cost of participating in specific exploration prospects. The Company has an ongoing program of prospect generation and exploration and has budgeted approximately $1.5 million for its share of western United States exploration costs through 1997. See "Use of Proceeds."

  Cobb Creek. The Cobb Creek prospect is located in Hamlin Valley, Nevada, near the Utah border approximately 225 miles southwest of Salt Lake City. The Company has identified a large undrilled anticline covering approximately nine square miles, through the reprocessing of geological and geophysical data previously collected by other parties. The Company, as operator, intends to drill an exploratory well in the Cobb Creek prospect in late 1996 with a group of industry partners.

  Lake Valley. The Lake Valley region of Nevada is geologically similar to Railroad Valley, Nevada's most prolific producing region that lies approximately 60 miles to the west. The Company, with a group of industry partners, identified and drilled one structural feature in Lake Valley in 1993. This well was eventually plugged. In 1994, the Company and a group of industry partners purchased and reprocessed approximately 70 line miles of seismic data and acquired additional geophysical and geochemical data over approximately 70,000 acres. The initial operator discontinued its western United States exploration activities and its rights reverted to the Company. The Company became the operator and, based on the reprocessed and reinterpreted seismic data, identified six potential exploratory drillsites. The Company has since concluded that additional test wells are warranted and it is currently seeking additional industry partners to join in this program. The Company now holds approximately 13,863 gross (12,819 net) acres in the Lake Valley prospect.

  Hamlin Valley. Hamlin Valley is located about 50 miles east of Lake Valley, Utah, near the Nevada state border. The Company was attracted to Hamlin Valley because of the presence of an oil seep and has collected a limited amount of related geological, geochemical and geophysical data. Further exploration of this prospect is planned for 1997, subject to the Company's ability to form an industry drilling group. The Company's current plan consists of acquiring drillsite seismic and other geophysical data to further identify and define potential drillable structures.

PROPERTIES

  All of the Company's producing properties were acquired as part of the Montana Acquisition. The Company is the operator of all its producing properties, except for the Bacon Flat well.

 Cut Bank Field

  Production in the Cut Bank field commenced with the discovery of oil in the 1940s at an average depth of approximately 2,900 feet. The Southwest Cut Bank Sand Unit, which is the core of the Company's interest in the field, was originally formed by Phillips Petroleum Company in 1963. In 1964 Phillips initiated a pilot waterflood and eventually converted the entire unit to a waterflood with producing wells on 40 and 80 acre spacings. The Company owns an interest in 135 producing oil wells, 36 water injection wells and three water supply wells in the Cut Bank field. Working interests owned by the Company in the field range from 99.5% to 100%. The Company's production from this field in 1995 averaged 342 Bpd (285 Bpd net). As of December 31, 1995, the Company's interest in the Cut Bank field represented 95.8% of the Company's total PV-10 Value.

 Bears Den Field

  The Bears Den field in Montana was discovered in 1929 and has been under waterflood since 1990. Oil is produced at an average depth of approximately 2,430 feet. The Company owns an interest in five producing oil wells, four water injection wells and one water supply well in the Bears Den field. The Company's working interest in this property is 48.0%.

 Trap Spring Field

  Discovered in 1976, the Trap Spring field produces from fractured volcanics at an average depth of 3,700 feet. The Company owns interests in six producing oil wells in the Trap Spring field. Working interests owned by the Company in this field range from 21.6% to 50.5%.

 Bacon Flat Field

  The Company owns a 16.9% working interest in one well in the Bacon Flat field which was drilled in 1993. This well suffered formation damage in mid-1994, after which production declined significantly to approximately 10 Bpd, net to the Company.

PRODUCTION AND MARKETING

  The following table sets forth the Company's average net daily oil production, average sales price and average production costs associated with such production during the periods indicated. The Company had no production prior to 1994 and no gas production for any of the periods for which information is presented.

                                               YEAR ENDED   THREE MONTHS ENDED
                                              DECEMBER 31,       MARCH 31,
                                              ------------- -------------------
                                               1994   1995    1995      1996
                                              ------ ------ --------- ---------
Average daily net oil production (Bbl).......    436    369       380       347
Average sales price (per Bbl)................ $14.07 $14.67 $   14.92 $   15.98
Average production costs (per Bbl)(1)........ $ 5.81 $ 9.42 $    9.87 $   10.29

- --------

(1) Production costs for 1994 reflect the fact that, after the Company acquired the properties in the Montana Acquisition in April 1994, it continued routine maintenance consistent with the practice of the previous owners. In late 1994, the Company initiated an infill drilling and enhanced waterflood operation on portions of the Cut Bank property and, therefore, increased the level of maintenance to support long-term increases in production expected to result from such development. In addition, abnormally wet weather conditions in the late spring of 1995 resulted in increased labor costs. Production costs per Bbl also increased due to the substantial decline in production from the Bacon Flat well, which had extremely low production costs, due to formation damage. Because of the fixed costs that are included in average production costs, any production increases resulting from the development work described above should result in a moderate decrease in the average production cost per Bbl.

  The Company sells oil at posted field prices to one of several purchasers in each of the areas in which it has productive oil wells. For the years ended December 31, 1994 and 1995, 89% and 85%, respectively, of the Company's total oil sales were to CENEX, a regional refiner and marketer. Posted prices are published and are generally competitive among the various purchasers. The crude oil sales contracts are terminable by either party on 30 days' notice. The Company has benefited in recent months from increases in the prices at which it is able to sell oil produced in Montana and Nevada, but will be adversely affected by any decline in prevailing oil prices. The Company has no gas production.

OIL RESERVES

  The Company's oil properties containing proved oil reserves are located in Montana and Nevada. All information set forth in this Prospectus regarding proved reserves, related future net revenues and PV-10 Value is taken from the report of Larry D. Krause, independent petroleum engineer, Billings, Montana. Mr. Krause's estimates were based upon the review of production history and other geological, economic, ownership and engineering data provided by the Company. In accordance with SEC guidelines, the Company's estimates of future net revenues from the Company's proved reserves and the PV-10 Value are made using a sales price of $16.48, the weighted average oil sales price in effect as of December 31, 1995, the date of such estimate, and are held constant throughout the life of the properties. The information contained herein is qualified in its entirety by the Summary Reserve Report of Larry D. Krause included as Appendix A to this Prospectus. See "Risk Factors--Caution Respecting Forward-Looking Information; --Uncertainty of Reserve Estimates and Future Net Revenues and --Volatility of Commodity Prices and Markets."

                                                            DECEMBER 31, 1995
                                                         ------------------------
                  ESTIMATED PROVED RESERVES              OIL(Bbl)  PV-10 VALUE(1)
                  -------------------------              --------- --------------
     DEVELOPED PRODUCING
       Cut Bank......................................... 2,239,528  $ 5,433,246
       Other............................................   188,320      988,413
                                                         ---------  -----------
         Total.......................................... 2,427,848    6,421,659
     DEVELOPED NONPRODUCING
       Cut Bank.........................................   254,825    1,314,330
       Other............................................       --           --
                                                         ---------  -----------
         Total..........................................   254,825    1,314,330
     UNDEVELOPED
       Cut Bank......................................... 2,574,500   16,045,459
       Other............................................       --           --
                                                         ---------  -----------
         Total.......................................... 2,574,500   16,045,459
                                                         ---------  -----------
     TOTAL PROVED RESERVES(2)........................... 5,257,173  $23,781,448
                                                         =========  ===========

- --------

(1) The operating costs, based on information provided by the Company, represent actual recurring expenses for each of the properties, held constant for the purposes of the evaluation, except that a 6% reduction in production taxes for the Cut Bank field was recognized to reflect the effect of an agreement signed on December 31, 1995, between the State of Montana and the Blackfoot Tribe which will eliminate double taxation on wells on the Blackfoot Reservation. See the Summary Reserve Report of Larry D. Krause included as Appendix A to this Prospectus and Company's Consolidated Financial Statements and Notes 14 and 15 thereto.
(2) The Company's PV-10 Value for total proved reserves, adjusted for future income tax expense, is $17.7 million as set forth in Note 15 to the Company's Consolidated Financial Statements.

DRILLING ACTIVITIES

  The following table sets forth the wells drilled and completed by the Company during the periods indicated. Wells drilled during 1994 and 1995 include drilling activities on the Company's Montana and Nevada properties acquired effective April 1, 1994. The Company has not participated in the drilling of any wells since December 31, 1995.

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                     1993      1994      1995
                                                   --------- --------- ---------
                                                   GROSS NET GROSS NET GROSS NET
                                                   ----- --- ----- --- ----- ---
DEVELOPMENT WELLS:
  Producing.......................................   --   --  5.0  3.8  5.0  5.0
  Non-producing...................................   --   --   --   --   --   --
                                                    ---  ---  ---  ---  ---  ---
    Total.........................................   --   --  5.0  3.8  5.0  5.0
                                                    ===  ===  ===  ===  ===  ===
EXPLORATORY WELLS:
  Producing.......................................   --   --   --   --   --   --
  Non-producing...................................  2.0  0.8  2.0  1.1  2.0  1.1
                                                    ---  ---  ---  ---  ---  ---
    Total.........................................  2.0  0.8  2.0  1.1  2.0  1.1
                                                    ===  ===  ===  ===  ===  ===

  The above does not include five water injector wells drilled in each of 1994 and 1995 as part of the Cut Bank field infill development program. No gas wells were drilled by the Company during the indicated periods.

WELLS AND ACREAGE

  As of December 31, 1995, the Company had 155 gross and 147 net producing oil wells, all of which are in Montana and Nevada. The following table sets forth the Company's gross and net acres of developed and undeveloped oil and gas leases as of March 31, 1996.

                                         DEVELOPED ACREAGE  UNDEVELOPED ACREAGE
                                         ------------------ --------------------
                                           GROSS     NET      GROSS     NET(1)
                                         --------- -------- --------- ----------
                                                     (IN THOUSANDS)
DOMESTIC
  Montana...............................        11       10         1         1
  Other.................................        --       --        42        41
                                          -------- -------- --------- ---------
    Total...............................        11       10        43        42
POLAND..................................        --       --     2,375     1,187
                                          -------- -------- --------- ---------
    Total...............................        11       10     2,418     1,229
                                          ======== ======== ========= =========

- --------
(1) Gives effect to the assignment of a beneficial 50% interest in the Baltic Concession to RWE-DEA under the Company's joint exploration arrangement. See "Business and Properties--Exploration and Development Activities in Poland--Strategic Alliance with RWE-DEA".

TITLE TO PROPERTIES

  Nearly all of the Company's domestic working interests are held under leases from third parties. The Company usually seeks to obtain a title opinion concerning such properties prior to the commencement of drilling operations. The Company has obtained such title opinions or other third party review on nearly all of its producing properties and is of the opinion that it has satisfactory title to all such properties sufficient to meet standards generally accepted in the oil and gas industry. The Company's properties are subject to common burdens, including customary royalty interests and liens for current taxes, but the Company has concluded that such burdens do not materially interfere with the use of such properties. Further, the Company believes that the economic effects of such burdens have been appropriately reflected in the Company's acquisition costs of such properties. All of the Company's producing properties are mortgaged to secure repayment of the outstanding bank indebtedness, which will be repaid with net proceeds from the Offering. See "Use of Proceeds." Title investigation before the acquisition of undeveloped properties is less thorough than that conducted prior to drilling, as is standard practice in the industry. A title opinion is typically obtained prior to the commencement of drilling exploratory wells.

  With respect to the Baltic Concession, the Company relies on sovereign ownership of such mineral rights by the Polish government and has not conducted and does not plan to conduct any independent title examination. The Company has been advised by legal counsel in Poland respecting compliance with Polish laws.

BALTIC CONCESSION TERMS

  In 1994, Poland adopted the Geological and Mining Law which outlined the process for energy companies to obtain domestic exploration and exploitation rights. In August 1995, the Ministry of Environmental Protection, Natural Resources and Forestry of the State Treasury granted exploration rights covering the Baltic Concession to the Company's wholly-owned Polish subsidiary. The Company subsequently acquired the concession licenses required for surface access.

  The Company's exploration rights are divided into two successive three-year phases expiring in December 1998 and December 2001, respectively. To retain its rights in the Baltic Concession, the Company is required to commence one exploratory well by December 1996, and a second exploratory well by December 1999. The Company is also required to relinquish 50% of its acreage in the Baltic Concession by December 1998. The Company is required to pay an annual fee of $33,333 and to spend at least $25,000 annually in the training of Polish citizens. To date, the Company believes that it has satisfied all material terms of the Baltic Concession agreement.

  If a commercially viable discovery of oil were made, the Company would be required to apply for an exploitation license with a term of 30 years and thereafter during the productive life of the property. At this point, the Company will be obligated to pay a fee to be negotiated within the range of 0.001% to 0.05% of the market value of the estimated recoverable reserves in place, payable in five equal annual installments. The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally to 10% by the Council of Ministers. In addition, the Polish government entity which grants concessions can set the royalty rate for any particular oil and gas field in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such field.

OPERATIONAL HAZARDS AND INSURANCE

  The Company is engaged in the drilling and production of oil, and as such, its operations are subject to the usual hazards incident to the industry. These hazards include blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

  In order to lessen the effects of these hazards, the Company maintains insurance of various types to cover its domestic operations. The Company has $5.0 million of general liability insurance. This insurance, however, does not cover all of the risks involved in oil exploration, drilling and production of oil and, if coverage does exist, may not be sufficient to pay the full amount of such liabilities. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitation in the Company's insurance policies or because of other factors. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on the Company. Further, the Company cannot assure that it will be able to maintain adequate insurance in the future at rates it considers reasonable.

  The Company has investigated preliminarily risk management practices and the availability of casualty and liability insurance in Poland. In accordance with the agreement with RWE-DEA, at such time as the Company's Polish subsidiary initiates drilling activities or acquires tangible assets, the Company would be required to obtain such insurance coverage. There can be no assurance that the Company will be able to obtain insurance coverage for proposed activities in Poland or that any insurance obtained will provide coverage customary in either the industry or in the United States or comparable to the insurance now maintained by the Company. The failure or inability to obtain adequate insurance would expose the Company to additional risks and constitute an event of default under the agreement with RWE-DEA.

GOVERNMENT REGULATION--UNITED STATES

 State and Local Regulation of Drilling and Production

  State regulatory authorities have established rules and regulations requiring permits for drilling, drilling bonds and reports concerning drilling and producing activities. Such regulations also cover the location of wells, the method of drilling and casing wells, the surface use and restoration of well locations, the plugging and abandoning of wells, the density of wells (well spacing) within a given area and other matters.

 Environmental Regulations

  The Company's activities are subject to numerous federal and state laws and regulations concerning the storage, use and discharge of materials into the environment, the remediation of environmental impacts and other matters relating to environmental protection, all of which may adversely affect the Company's operations and the costs of doing business. There can be no assurance that future legislation or administrative regulations or interpretations will not impose stricter requirements that could have an adverse impact on the operating costs of the Company and the oil and gas industry in general. The Company does not currently believe that it will be required in the near future to expend material amounts due to environmental laws and regulations. A bond is posted with the Environmental Protection Agency as security for the Company's compliance with the environmental requirements administered by that agency respecting the water injection wells in the Company's Montana producing properties.

 Federal and Bureau of Indian Affairs Leases

  A substantial part of the Company's Montana producing properties are operated under oil and gas leases issued by the Bureau of Land Management or by certain Indian nations under the supervision of the Bureau of Indian Affairs. These activities must comply with rules and orders that regulate aspects of the oil and gas industry, including drilling and operating on leased land and the calculation and payment of royalties to the federal government or the governing Indian nation. Operations on Indian lands must also comply with applicable requirements of the governing body of the tribe involved including, in some instances, the employment of tribal members.

 Safety and Health Regulations

  The Company must also conduct its operations in accordance with various laws and regulations concerning occupational safety and health. Currently, the Company does not foresee expending material amounts to comply with these occupational safety and health laws and regulations. However, since such laws and regulations are frequently changed, the Company is unable to predict the future effect of these laws and regulations.

GOVERNMENT REGULATION--POLAND

  The Company's activities in Poland are subject to political, economic and other uncertainties, including the adoption of new laws, regulations or administrative policies that may adversely affect the Company or the terms of its exploration or production rights; political instability and changes in government or public or administrative policies; export and transportation tariffs and local and national taxes; foreign exchange and currency restrictions and fluctuations; repatriation limitations; inflation; environmental regulations and other matters. The Company's operations in Poland are subject to the Geological and Mining Law as well as the Act of January 31, 1980 Concerning the Protection and Management of the environment, which are the primary statutes governing environmental protection. The agreements between the Company and the government of Poland relating to the Baltic Concession also create certain standards to be met by the Company regarding environmental protection. The Company generally is required to adhere to good international petroleum industry practice, including practices relating to the protection of the environment. The Company is required to prepare and submit to the appropriate agency of state geological administration for its approval, a geological work plan, with specific attention to environmental matters, prior to engaging in field operations, such as seismic acquisition, exploratory drilling and field-wide development. Poland's regulatory framework respecting environmental protection is not as fully developed and detailed as that which exists in the United States. The Company intends that its operations in Poland will be designed to meet good international petroleum industry practice and, as they develop, Polish requirements. See "Risk Factors--Factors Relating to Activities in Poland."

EMPLOYEES AND CONSULTANTS

  As of June 1, 1996, the Company had 28 employees, consisting of six in Salt Lake City, Utah; 20 in the Company's Oilmont, Montana, field office; and two in Houston, Texas. None of the Company's employees is represented by a collective bargaining organization, and the Company considers its relationship with its employees to be satisfactory. In addition to its employees, the Company regularly engages technical consultants to provide specific geological, geophysical and other professional services.

OFFICES AND FACILITIES

  The Company's executive offices, located in approximately 1,650 square feet of office space at 3006 Highland Drive, Salt Lake City, Utah, are rented at $1,413 per month under a month to month agreement. The Company expects that in the near future it will expand its executive offices or relocate to larger facilities. The Company owns a 16,160 square foot office building located at the corner of Central and Main in Oilmont, Montana. The Company utilizes 4,800 square feet for its field office and rents the remaining space to unrelated third parties for $880 per month. The registered address of the Company's Polish subsidiary is Wal Miedzesynski 646, 03-994 Warszawa, Poland, where an office is provided to this subsidiary at nominal cost by an unrelated person.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings, and no material legal proceedings have been threatened by the Company or, to the best of its knowledge, against it.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

       NAME                                    TITLE
       ----                                    -----
David N. Pierce...  Chairman of the Board, President and Chief Executive Officer
Andrew W. Pierce..  Vice-President, Secretary and Director
Scott J. Duncan...  Vice-President, Treasurer and Director
Thomas B.
 Lovejoy..........  Vice Chairman and Director
Peter L. Raven....  Director
Jerzy B.
 Maciolek.........  Vice-President, International Exploration

  David N. Pierce, age 50, has been President and a Director of the Company since March 1992. For over three years previously, he was Vice-President and director of the Company's predecessor, which he co-founded with his brother, Andrew W. Pierce, in January 1989. He became president and director of the Company on its acquisition of Exploration in March 1992. Mr. David Pierce has been engaged in an executive capacity with privately held oil and gas companies since 1979 and has served exclusively in such a capacity with Exploration since its formation and with the Company since its acquisition of Exploration. He is an attorney with over 20 years' experience in natural resources, securities and international business law. He is a graduate of Princeton University and Stanford Law School. Mr. David Pierce, whose present term as a director expires at the 1996 annual meeting, will stand for election at the stockholders' meeting scheduled for July 22, 1996, for a term expiring at the 1999 annual meeting.

  Andrew W. Pierce, age 48, has been Vice-President and a Director of the Company since March 1992. For over three years previously, he was the President and a Director of the Company's predecessor, which he co-founded with his brother, David N. Pierce, in January 1989. He has over 20 years of oil and gas exploration, drilling, production and leasing experience. Mr. Andrew Pierce has held primary management and line responsibility for drilling and completion operations on more than 60 oil and gas wells in Montana, Wyoming, Utah and Nevada over the last 20 years and supervises all field operations of the Company. Mr. Andrew Pierce's term as a director expires at the 1997 annual meeting.

  Scott J. Duncan, age 47, has been Vice-President, Treasurer and a Director of the Company since May 1993. He was a financial consultant to the Company from 1992 through April 1993, when he became a full-time employee. From December 1988 through February 1992, Mr. Duncan served as a director and principal shareholder of MusicNet Holding Company, Salt Lake City, Utah. In March 1989, he became secretary/treasurer of MusicNet and in December 1989 was elected its president. He continued in those positions until February 1992. Mr. Duncan served as president, director and principal shareholder of Hastings Corp., Salt Lake City, Utah, from May 1990 until January 1992, when it acquired Anodyne Corporation, a Whitmore Lake, Michigan, manufacturer of a patented lift device. Mr. Duncan is a graduate of the University of Utah School of Business. Mr. Duncan, whose present term as a director expires at the 1996 annual meeting, will stand for election at the stockholders' meeting scheduled for July 22, 1996, for a term expiring at the 1998 annual meeting.

  Thomas B. Lovejoy, age 60, joined the Company as Vice-Chairman of the Board of Directors and a Director in October 1995 and has been engaged in financial advisory and investment banking activities since 1961. In November 1992, Mr. Lovejoy formed Lovejoy Associates, Inc., Greenwich, Connecticut, to provide financial strategic advice respecting private placements, mergers and acquisitions and other financial alternatives. For three years prior to forming Lovejoy Associates, Inc., Mr. Lovejoy was managing director and head of natural resource, utility and mining groups for Prudential Securities, Inc., New York, New York. From 1980 to 1988, he was managing director and head of the energy and natural resources group of Paine Webber, Inc. Since 1993, Mr. Lovejoy has been a director of Scaltech, Inc., Houston, Texas, which processes petroleum refinery oily waste. Mr. Lovejoy received an MBA from Harvard Business School and a B.S. from the Massachusetts Institute of Technology. Mr. Lovejoy's term as a director expires at the 1998 annual meeting.

  Peter L. Raven, age 57, joined the Company as a director in March 1996. For over 25 years, Mr. Raven was employed by Ultramar, PLC, London, England, a British holding company for a world-wide group of operating companies engaged in the exploration for, and production of, crude oil and natural gas and the shipping, refining and marketing of crude oil and petroleum products. From 1957 through 1985, Mr. Raven held various positions with Ultramar and its U.K. and American subsidiaries. From 1985 through 1988, Mr. Raven was executive vice president, and from 1988 through 1992, was president of American Ultramar. During this time, he also served as the chief financial officer of Ultramar PLC. Mr. Raven received his education from the Downside School in England, obtained his associate's degree from the Institute of Chartered Accountants in 1962 and graduated from the Harvard Business School Advanced Management Programme in 1987. Mr. Raven, whose term as a director expires at the 1998 annual meeting, will stand for election at the 1996 annual meeting, for a term expiring at the 1999 annual meeting.

  Jerzy B. Maciolek, age 46, who was instrumental in the Company's efforts to secure its rights to its Baltic Concession, became employed by the Company in September 1995 and was elected Vice-President of International Operations in April 1996. Mr. Maciolek also serves as a member of POGC's advisory board. Prior to becoming a Company employee, Mr. Maciolek was a private consultant for over five years, including consulting on the hydrocarbon potential of Poland and Kazakhstan, translating and interpreting geological and geophysical information for several integrated hydrocarbon potential reports on Poland and Kazakhstan, and developing applied integrated geophysical interpretations over gold mines in Nevada, California and Mexico. Since 1992, Mr. Maciolek has also provided consulting services to the Company regarding exploration projects in the western United States and Poland. Mr. Maciolek received a master's degree in exploration geophysics from the Mining and Metallurgy Academy in Krakow, Poland.

NOMINEE TO BOARD OF DIRECTORS

  The Company has expanded the board of directors to six persons and has appointed Mr. Jay W. Decker to the vacancy created thereby, effective on the day after the closing of the Offering at the 1997 annual meeting. Mr. Decker, age 44, has been the Executive Vice President and a director of Hugoton Energy Corporation, a public independent oil company ("Hugoton"), since September 1995. From 1989 until its merger into Hugoton, Mr. Decker was the President and Chief Executive Officer of Consolidated Oil & Gas, Inc., a private independent oil company based in Denver, Colorado ("Consolidated"). Between 1989 and 1995, Mr. Decker oversaw and directed the growth of Consolidated and its predecessor company from a start-up until its merger with Hugoton, at a net asset value of more than $100 million. Prior to 1989, Mr. Decker served as Vice President--Operations for General Atlantic Energy Company and in various capacities for Peppermill Oil Company, Wainoco Oil & Gas and Shell Oil Company. Mr. Decker received his Bachelor of Science Degree in Petroleum Engineering from the University of Wyoming. Mr. Decker is also a director of Patina Oil & Gas Corporation, a public independent oil company. Mr. Decker's term as a director expires at the 1997 annual meeting.

KEY EMPLOYEES

  Eva K. Sokolowska, age 31, who was instrumental in securing the Company's exploration license for the Baltic Concession, joined the Company in June 1995 as Manager of International Relations and Governmental Liaison. Between 1989 and 1994, Ms. Sokolowska has been involved in various projects, including consulting on the hydrocarbon potential of Poland and Kazakhstan and translating geological information for several integrated hydrocarbon potential reports on Poland and Kazakhstan. Ms. Sokolowska received a degree in business administration from Warsaw College of Business and Management in 1984.

  James A. Giauque III, age 42, joined the Company in November 1995 as its controller. Mr. Giauque began his 19 years in public accounting with Coopers & Lybrand L.L.P. in 1977 working in its audit department until 1990. His clients included public companies in the mineral extractive industry. In 1990, he established his own accounting practice specializing in financial reporting requirements and investigative auditing, continuing in such practice until joining the Company. Mr. Giauque received his MBA and B.A. in accounting from the University of Utah.

EXECUTIVE COMPENSATION

 Summary Compensation

  The following table sets forth, for the last three fiscal years of the Company, the annual and long term compensation earned by, awarded to or paid to the person who was chief executive officer of the Company as of the end of the last fiscal year. None of the Company's other executive officers as of the end of the last fiscal year received total annual salary and bonuses in excess of $100,000 for all services rendered in all capacities to the Company and its subsidiaries.

                                                                        LONG TERM
                                                                      COMPENSATION
                                                              -----------------------------
                                            ANNUAL
                                         COMPENSATION                AWARDS         PAYOUTS
                                  --------------------------- --------------------- -------
                                                                         SECURITIES
                                                    OTHER     RESTRICTED UNDERLYING
        NAME AND           YEAR                     ANNUAL      STOCK     OPTIONS/   LTIP    ALL OTHER
       PRINCIPAL          ENDED    SALARY  BONUS COMPENSATION  AWARD(S)     SARS    PAYOUTS COMPENSATION
        POSITION         DEC. 31,  ($)(1)   ($)      ($)         ($)       (NO.)      ($)       ($)
       ---------         -------- -------- ----- ------------ ---------- ---------- ------- ------------
David N. Pierce.........   1995   $120,000  --       --          --       100,000     --        --
 President (CEO)           1994    $99,569  --       --          --       500,000     --        --
                           1993    $90,000  --       --          --       150,000     --        --

- --------
(1) Figures shown for 1993 and 1994 represent the compensation component of amounts paid to Pierce-Arrow Management, Inc., owned by David N. Pierce and Andrew W. Pierce.

 Option/SAR Grants in Last Fiscal Year

  The following table sets forth information respecting all individual grants of options and stock appreciation rights ("SARs") made during the last completed fiscal year to the chief executive officer of the Company.

                                                                                                  POTENTIAL REALIZED
                                                                                                   VALUE AT ASSUMED
                                                  % OF TOTAL                                     ANNUAL RATES OF STOCK
                               NUMBER OF         OPTIONS/SARS                                      APPRECIATION FOR
                         SECURITIES UNDERLYING    GRANTED TO                                        OPTION TERM(2)
                             OPTIONS/SARS      EMPLOYEES DURING EXERCISE OR BASE                 ----------------------
          NAME               GRANTED (NO.)       FISCAL YEAR    PRICE ($/SHARE)  EXPIRATION DATE   5%($)     10%($)
          ----           --------------------- ---------------- ---------------- --------------- ----------------------
David N. Pierce.........        100,000              8.5%            $3.00       October 6, 2000        -- $     62,365
 President (CEO)

  On October 6, 1995, the Company granted options to purchase 100,000 shares of Common Stock, subject to adjustment for certain events of dilution, to Mr. David Pierce. See below for a discussion of the terms of such options.

 Aggregate Option/SAR Exercises in Last Fiscal Year and Year End Option/SAR
Values

  The following table sets forth information respecting the exercise of options and SARs during the last completed fiscal year by the chief executive officer of the Company and the fiscal year end values of unexercised options and SARs.

                                                                NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                                                               UNDERLYING UNEXERCISED         IN-THE-MONEY
                                                                 OPTIONS/SARS AT FY        OPTIONS/SARS AT FY
                          SHARES ACQUIRED                             END (NO.)                  END ($)
          NAME           ON EXERCISE (NO.) VALUE REALIZED ($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           ----------------- ------------------ ------------------------- -------------------------
David N. Pierce.........        --                --               350,000/400,000(1)          $56,250/--(2)
 President (CEO)

- --------
(1) Includes options to purchase 100,000 shares of Common Stock at any time through October 6, 2000, at an exercise price of $3.00 per share; 150,000 shares of Common Stock at any time through May 7, 1998, at an exercise price of $1.50 per share; and 500,000 shares of Common Stock exercisable in installments of 100,000 shares per year commencing in June 1995, at an exercise price of $3.00 per share.
(2) Based on the bid price for the Common Stock of $1.875 on December 31, 1995.

 Executive Compensation and Benefits

  On June 10, 1994, the Company entered into three-year employment agreements, effective January 1, 1995, with David N. Pierce and Andrew W. Pierce, each of whom is an officer and director, providing for annual salaries during 1995 of $120,000 and $90,000, respectively, with annual increases of at least 7.5%, as determined by the Board of Directors or a compensation committee. Each employment agreement, as amended, provides that on the initiation of the first test well in the Baltic Concession, the executive employee is entitled to receive a bonus in the form of a $100,000 credit that may be applied against the exercise of options to purchase Common Stock. The term of such employment agreements are automatically extended for an additional year on the anniversary date of each such agreement. In the event of termination of employment resulting from a change in control of the Company not approved by the Board of Directors, each of the above employees would be entitled to a termination payment equal to 150% of his annual salary at the time of termination and the value of previously granted employee benefits, including the repurchase of outstanding options.

 Compensation of Directors

  The Company reimburses its directors for costs incurred by them in attending meetings of the board of directors and its committees. In addition, the Company has agreed to pay Thomas B. Lovejoy's company, Lovejoy Associates, Inc., $10,000 per month for certain consulting services. See "Certain Transactions--Interim Loan Commitment; Consulting Agreement." On Peter L. Raven's appointment to the board of directors on March 4, 1996, the Company issued to him 6,000 shares of Common Stock valued at $18,000, the approximate market price of such stock as of such date, as compensation for his services as a director through March 1997. The Company is currently determining the fees to be paid to Mr. Decker upon joining the board of directors. The Company does not pay any separate compensation to employees who serve on the board of directors.

BOARD COMMITTEES

  In June 1996, the Board of Directors created audit and compensation committees and appointed Messrs. Lovejoy and Raven to serve on such committees. Such committees have not yet met. Mr. Decker will also serve on the audit committee when he becomes a director after the completion of the Offering.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

  The current members of the compensation committee are Thomas B. Lovejoy and Peter L. Raven. During the 1995 fiscal year, prior to the formation of the compensation committee, David N. Pierce, Andrew W. Pierce and Scott J. Duncan, executive officers and employees of the Company, participated in deliberations of the board of directors respecting executive compensation. No member of such committee is a present or former officer or employee of the Company or any subsidiary. There are no other interlocks. No member of such committee, his family, or his affiliate was a party to any material transactions with the Company or any subsidiary since the beginning of the last completed fiscal year, except Mr. Lovejoy provided a credit facility, now expired, to the Company, and the Company engaged Mr. Lovejoy's company, Lovejoy Associates, Inc., as a financial consultant at a fee of $10,000 per month. In connection with the foregoing transactions, the Company issued to Lovejoy Associates, Inc., 200,000 shares of Common Stock and granted to Mr. Lovejoy options to purchase 350,000 shares of Common Stock. See "Certain Transactions--Interim Loan Commitment; Consulting Agreement". No executive officer or director of the Company serves as an executive officer, director, or member of a compensation committee of any other entity, for which an executive officer or director of such entity is a member of the board of directors or compensation committee of the Company.

OPTIONS AND WARRANTS TO OFFICERS, DIRECTORS AND EMPLOYEES

  The Company currently has outstanding options to purchase an aggregate of 2,300,000 shares of Common Stock that have been granted to officers, directors and employees of the Company. Of such options, 825,000 contain vesting limitations contingent on continuing association with the Company. Options held by officers, directors and employees are exercisable at prices of between $1.50 and $3.00 per share. Options issued to executive officers and directors contain terms providing that in the event of a change in control of the Company and at the election of the optionee, in consideration of the cancellation of unexercised options, the Company will pay to the optionee an amount equal to the number of unexercised options multiplied by the amount by which the fair market value of the Common Stock as of the date preceding the date of the change of control exceeds the option exercise price. The grants of options to officers and directors were not the result of arm's length negotiations.

STOCK OPTION AND AWARD PLAN

  On August 31, 1995, the Company adopted the 1995 Stock Option and Award Plan (the "Plan"). The Plan is administered by a committee (the "Committee") consisting of the Board of Directors or a committee of the board. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISOs") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISOs to employees and officers. All employees of the Company are eligible to participate in the Plan. A maximum of 500,000 shares, subject to adjustment for certain events of dilution, are available for grant under the Plan. During 1995, the Company granted to employees, none of whom was an executive officer or director, options to purchase an aggregate of 50,000 shares of Common Stock at $1.50 per share, the approximate fair market value of the Common Stock as of the date of grant, exercisable through August 30, 2000. The Plan was approved by the Company's shareholders at the 1996 annual shareholder meeting held July 22, 1996.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth, as of the date of this Prospectus, the name, address and shareholdings of each person who owns of record, or was known by the Company to own beneficially, 5% or more of the Common Stock currently issued and outstanding; the name and shareholdings of each director; and the shareholdings of all executive officers and directors as a group. Unless otherwise indicated, all shares consist of Common Stock and all such shares are owned beneficially and of record by the named person or group.

                                                   PERCENTAGE OF OWNERSHIP(2)
                                                 ------------------------------
    NAME OF PERSON OR GROUP     NUMBER(1)        BEFORE OFFERING AFTER OFFERING
    -----------------------     ---------        --------------- --------------
DIRECTORS
  David N. Pierce..............   977,993 (3)(7)      10.3%            7.9%
  Andrew W. Pierce.............   910,000 (4)(7)       9.7%            7.3%
  Scott J. Duncan..............   292,000 (5)(7)       3.3%            2.5%
  Thomas B. Lovejoy............   769,000 (6)(7)       8.5%            6.4%
  Peter L. Raven...............    32,500              0.4%            0.3%
  Jay W. Decker................       --               --              --
  All Executive Officers,
   Directors and Nominees, as a
   Group (7 persons)........... 3,181,493             29.6%           23.1%
PRINCIPAL STOCKHOLDERS
  MML Management, Ltd..........   804,383 (8)          9.2%            6.9%
   19 Willis Street
   Armadale 3143
   Melbourne, Australia

- --------
 (1) Except as otherwise noted, shares are owned beneficially and of record and such record shareholder has sole voting, investment and dispositive power.
 (2) Calculations of percentages of ownership outstanding for each individual assumes the exercise of options held by that individual to which the percentage relates, including options not yet fully vested. Percentages calculated for totals of all executive officers and directors as a group assume the exercise of all options held by the indicated group.
 (3) Includes 127,493 shares held by Mr. David N. Pierce jointly with his wife, Mary Phillips; 20,000 shares held by Mary Phillips; 40,000 shares held by Mr. Pierce as custodian for minor children; 20,000 shares held by Alyssa Thirsk, an adult child living in Mr. Pierce's household; and 20,000 shares held by Mary Phillips as custodian for a minor child. Also includes 750,000 shares that are acquirable on exercise of options held by Mr. Pierce. Options to purchase 300,000 shares are subject to equal annual vesting over the next three years but are reflected in the table as being fully vested and exercisable. Mr. Pierce is deemed to hold or share voting and dispositive power over all of such shares. Mr. Pierce's address is in care of the Company.
 (4) Includes 10,000 shares held by a minor child. Also includes 700,000 shares that are acquirable on exercise of options held by Mr. Andrew W. Pierce. Options to purchase 300,000 shares are subject to equal annual vesting over the next three years but are reflected in the table as being fully vested and exercisable. Mr. Pierce is deemed to hold or share voting and/or dispositive power over all of such shares. Mr. Pierce's address is in care of the Company.

(5) Includes 10,000 shares held solely by Mr. Duncan; 172,000 shares held by Mr. Duncan jointly with his wife, Cathy H. Duncan; 20,000 shares held solely by Cathy H. Duncan; and 40,000 shares held by Cathy Duncan as custodian for minor children. Includes 50,000 shares that are acquirable on exercise of options held by Mr. Duncan. Mr. Duncan is deemed to hold or share voting and/or dispositive power over all of such shares.
(6) Includes 12,000 shares held in trust for the benefit of Mr. Lovejoy's children, 49,500 shares held in Mr. Lovejoy's IRA account and 208,000 shares held by Lovejoy Associates, Inc., (of which Mr. Lovejoy is sole owner). Includes 350,000 shares acquirable on exercise of options held by Mr. Lovejoy. Such options include options to purchase 200,000 shares that are subject to vesting requirements. Mr. Lovejoy is deemed to hold or share voting and/or dispositive power over all of such shares. Mr. Lovejoy's address is 48 Burying Hill Road, Greenwich, Connecticut 06831.
(7) Includes options that give the holders the right to acquire shares of Common Stock at prices ranging from $1.50 to $3.00 per share with various expiration dates ranging from May 1998 to June 2004. Certain of the options are subject to vesting requirements but are reflected in the table as being fully vested and exercisable. See "Management--Executive Compensation."

(8) Consists of 43,194 shares issuable on the exercise of warrants owned by MML Management Ltd. ("MML"), an Australian fund manager/investment advisor, and 724,689 shares owned and 36,500 shares issuable on exercise of warrants owned by Australian unit trusts (similar to United States mutual funds) that are managed by MML, no one of which owns beneficially more than 5% of the outstanding stock of the Company. MML has voting and dispositive power over the shares held by such unit trusts managed by it.

                             CERTAIN TRANSACTIONS

  The terms of the following transactions between related parties were not determined as a result of arm's length negotiations. In each case, in the opinion of management, the terms of the transaction were no less favorable to the Company than would have been negotiated in an arms' length transaction.

AMOUNTS DUE TO AND FROM AFFILIATES

  During 1994, David N. Pierce and Andrew W. Pierce provided their management services to the Company through Pierce-Arrow Management, Inc. ("Pierce-Arrow"), a company which they own. This arrangement was terminated December 31, 1994, and David N. Pierce and Andrew W. Pierce became employees of the Company. As of December 31, 1995, the Company owed Pierce-Arrow a total of $95,005, including interest at 9% per annum, which totals $17,997, for such services previously provided. In the first quarter of 1996 the Company paid Pierce-Arrow $60,000, reducing the outstanding balance due Pierce-Arrow to $35,551 (including interest) as of March 31, 1996.

INTERIM LOAN COMMITMENT; CONSULTING AGREEMENT

  Effective August 3, 1995, the Company entered into a loan agreement with an existing shareholder, Thomas B. Lovejoy, which provided for borrowing, with interest at the same rate at which the shareholder borrowed the funds to be loaned to the Company, plus 2%, through March 31, 1996, up to $430,000, reduced by the amount of any equity investment in the Company by such shareholder after August 1, 1995. As a result of Mr. Lovejoy's subsequent equity investment of $370,000, the available borrowing under this line of credit was reduced to $60,000. No amounts were borrowed by the Company under this credit facility prior to its expiration on March 31, 1996.

  On August 3, 1995, the Company also agreed to engage Mr. Lovejoy's company, Lovejoy Associates, Inc. ("LAI"), as financial consultant. The parties subsequently entered into a formal consulting agreement, effective August 3, 1995, with LAI, under which it advises the Company respecting future financing alternatives, identifying possible sources of debt and equity financing, with particular emphasis on funding for the Baltic Concession and the Company's relationship with the investment community, at a fee of $10,000 per month commencing October 15, 1995, and continuing through December 31, 1997. The Company agreed to reimburse out-of-pocket expenses.

  In consideration of the consulting agreement and the loan agreement now expired, the Company issued to LAI, 200,000 shares of restricted Common Stock and granted to Mr. Lovejoy options to purchase 350,000 shares of Common Stock at an exercise price of $3.00 per share. The options became immediately exercisable to purchase 150,000 shares of Common Stock and subsequently become exercisable respecting an additional 100,000 shares on December 31, 1996, and an additional 100,000 shares become exercisable on December 31, 1997, unless the consulting agreement with LAI, has previously been terminated by the Company for cause. The options may be exercised at any time within five years after they become exercisable. The Company recognized $400,000 as compensation expense in connection with the issuance of such 200,000 shares. The Company has agreed to register the resale of shares of Common Stock issuable on the exercise of the option. At the optionee's election, any tax withholding obligation may be satisfied by the optionee tendering shares of Common Stock to the Company or by the Company withholding shares otherwise issuable on exercise of the options.

                           DESCRIPTION OF SECURITIES

  The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value; and 5,000,000 shares of preferred stock, $0.001 par value.

PREFERRED STOCK

  Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting right, if any. The Company has 17,500 shares of preferred stock, with an aggregate liquidation preference of $17,500, issued and outstanding as of March 31, 1996.

COMMON STOCK

  As of the date of this Prospectus, the Company had 8,704,569 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

  Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

  Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future.

  The Company has reserved for issuance an aggregate of 3,077,028 shares of Common Stock consisting of 17,500 shares issuable on the conversion of the same number of shares of preferred stock, 2,034,528 shares on the exercise of outstanding options and warrants at exercise prices ranging from $1.10 to $3.00 with a weighted average exercise price of $2.33 per share, 825,000 shares on the exercise of options previously granted but not yet exercisable at $3.00 per share and 200,000 shares issuable on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada.

CERTAIN ARTICLE AND BYLAW PROVISIONS

  The Company's Articles of Incorporation divide the members of the Board of Directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. See "Management." The Company's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

  The Company's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to the Company at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

  Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of the Company's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the Board of Directors of the Company. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the Board of Directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding Common Stock of the Company not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

  The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

INDEMNIFICATION OF OFFICERS AND DIRECTORS; LIMITATION OF LIABILITY

  The Company's articles of incorporation and bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted by the Nevada corporation law, which provides for indemnification for damages, including costs and attorney's fees, incurred in any pending or completed action by reason of the fact that such person was an officer or director of the Company if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. The Company's articles of incorporation contain a provision that limits the personal liability of the Company's directors or officers for damages for breach of fiduciary duty as a director or officer, except for damages resulting from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of dividends in violation of statute. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover money damages against a director or officer for breach of fiduciary duty of care except in certain circumstances. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

COVENANTS TO REGISTER COMMON STOCK

  Pursuant to the terms under which certain securities were previously issued by the Company, it has agreed to register for resale under the Securities Act an aggregate of approximately 5.5 million shares of outstanding Common Stock. Of such shares, approximately 4.6 million shares were included in a registration statement declared effective March 30, 1995, and have been eligible for resale since that date. The Company believes that approximately
2.3 million shares may remain to be sold under such registration statement. Approximately 1.3 million additional shares are included in a registration statement filed by the Company on July 22, 1996. Stockholders owning an aggregate of 516,000 of the shares included in the registration statement filed July 22, 1996, have agreed that they will not sell such shares during the 30 days after the last closing in the Offering.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement among the Company and the Underwriters named below, for whom Oppenheimer & Co., Inc. and Hanifen, Imhoff Inc. are acting as representatives (the "Representatives"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names:

   UNDERWRITERS                                                 NUMBER OF SHARES
   ------------                                                 ----------------
Oppenheimer & Co., Inc.........................................
Hanifen, Imhoff Inc............................................
                                                                     -----
    Total......................................................
                                                                     =====

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all of the above shares of Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus
and at such price less a concession not in excess of $    per share of Common
Stock to certain securities dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow and such
dealers may reallow concessions not in excess of $    per share to certain
other securities dealers. After the Offering, the offering price and other selling terms may be changed by the Representatives.

  The Underwriters have been granted a 30-day over-allotment option to purchase from the Company up to an aggregate of 450,000 additional shares of Common Stock at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby.

  The rules of the SEC generally prohibit the Underwriters from making a market in the Common Stock of the Company during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The SEC has, however, adopted Rule 10b-6A under the Exchange Act ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

  Upon the closing of the Offering, the Company has agreed to issue and deliver to the Representatives warrants to purchase 150,000 shares of Common Stock. The warrants will have a term of five years, will be exercisable after one year at an exercise price equal to 120% of the public offering price and will be transferable to either of the Representative's officers and partners. The Company has agreed to reimburse the Representatives up to $150,000 for reasonable accountable expenses in certain circumstances.

  The Representatives have advised the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and its officers and directors holding 1,131,493 outstanding shares and 2,050,000 options in the aggregate have agreed that for a period of 180 days after the date of this Prospectus they will not sell, contract to sell or otherwise dispose of, directly or indirectly, shares without the prior written consent of the Representatives.

                                 LEGAL MATTERS

  The validity of the Common Stock under Nevada corporation laws will be passed upon for the Company by Kruse, Landa & Maycock, L.L.C. and certain matters related to the laws of Poland will be passed on for the Company by White & Case, Warsaw, Poland. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP.

                                    EXPERTS

  The Consolidated Financial Statements and the Notes thereto of the Company and its subsidiaries included in this registration statement have been audited by Coopers & Lybrand L.L.P., independent accountants, for the period indicated in their report thereon appearing elsewhere in this registration statement. The financial statements audited by Coopers & Lybrand L.L.P. have been included in reliance upon such report and upon the authority of said firm as experts in accounting and auditing.

  The financial statements of the Company for the year ended December 31, 1993 and 1994, included in this Prospectus, have been audited by Barker & Folsom, certified public accountants, as stated in their report appearing herein, and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The statement of operations of B&B Production Company for the year ended December 31, 1993, included in this Prospectus has been audited by Hamilton Misfeldt & Company, P.C., certified public accountants, as stated in their report appearing herein, and has been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The statement of operations of J.R. Bacon Drilling, Inc., for the year ended December 31, 1993, included in this Prospectus, has been audited by Barker & Folsom, certified public accountants, as stated in their report appearing herein, and has been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The estimates of oil and gas reserves of the Company respecting its properties are included herein under the caption "Business and Properties--Oil Reserves" in reliance upon the authority of Larry D. Krause, independent petroleum engineer, Billings, Montana, as an expert in petroleum engineering. For additional information relating to the Company's reserves, see the Summary Reserve Report of Larry D. Krause included as Appendix A to this Prospectus.

  The opinion based on the detailed log analysis of the Gladysze-1 and Gladysze-2 wells is included herein under the caption "Business and Properties--Exploration and Development Activities in Poland: the Baltic Concession" in reliance upon the authority of Halliburton Energy Services as an expert in oil well log interpretation.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
CONSOLIDATED FINANCIAL STATEMENTS OF FRONTIER OIL EXPLORATION COMPANY, DBA
 FX ENERGY, AND SUBSIDIARIES
 Report of Coopers & Lybrand L.L.P., certified public accountants.........   F-2
 Report of Barker & Folsom, certified public accountants..................   F-3
 Consolidated Balance Sheet at December 31, 1994, 1995 and March 31, 1996
  (unaudited).............................................................   F-4
 Consolidated Statement of Operations for the years ended December 31,
  1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996
  (unaudited).............................................................   F-5
 Consolidated Statement of Cash Flows for the years ended December 31,
  1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996
  (unaudited).............................................................   F-6
 Consolidated Statement of Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and the three months ended March 31,
  1996 (unaudited)........................................................   F-7
 Notes to Consolidated Financial Statements...............................   F-8
STATEMENT OF OPERATIONS OF B & B PRODUCTION COMPANY (A GENERAL
 PARTNERSHIP)
 Report of Hamilton Misfeldt & Company P.C., certified public accountants.............................................................  F-22
 Statement of Operations for the year ended December 31, 1993.............  F-23
 Notes to Financial Statements............................................  F-24
STATEMENT OF OPERATIONS OF J.R. BACON DRILLING, INC.
 Report of Barker & Folsom, certified public accountants..................  F-28
 Statement of Operations for the year ended December 31, 1993.............  F-29
 Notes to Financial Statements............................................  F-30

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Frontier Oil Exploration Company, dba FX Energy, and Subsidiaries:

  We have audited the accompanying consolidated balance sheet of Frontier Oil Exploration Company, dba FX Energy, and Subsidiaries as of December 31, 1995 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Oil Exploration Company, dba FX Energy, and Subsidiaries as of December 31, 1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Salt Lake City, Utah
March 29, 1996

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Frontier Oil Exploration Company, dba FX Energy, and Subsidiaries:

  We have audited the accompanying consolidated balance sheet of Frontier Oil Exploration Company and Subsidiaries as of December 31, 1994, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Frontier Oil Exploration Company and Subsidiaries as of December 31, 1994, and the consolidated results of their operations and their cash flows for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                          BARKER & FOLSOM

Ogden, Utah
February 24, 1995

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                   DECEMBER 31,
                                                  ----------------   MARCH 31,
                                                   1994     1995       1996
                                                  -------  -------  -----------
                                                                    (UNAUDITED)
                     ASSETS
Current assets:
  Cash and cash equivalents...................... $   289  $   744    $   559
  Cash--restricted...............................     --       --         300
  Receivables:
   Accrued oil sales.............................     258      254        284
   Due from joint interest owners................      98      132        125
  Inventory......................................      17       16         15
  Other current assets...........................       5       32         75
                                                  -------  -------    -------
    Total current assets.........................     667    1,178      1,358
                                                  -------  -------    -------
Property and equipment, at cost:
  Oil and gas property (successful efforts
   method):
   Proved........................................   4,850    6,063      6,139
   Unproved......................................   1,525    1,797      1,715
  Other property and equipment...................   1,600    1,625      1,699
                                                  -------  -------    -------
                                                    7,975    9,485      9,553
  Less accumulated depreciation, depletion and
   amortization..................................    (447)    (873)      (993)
                                                  -------  -------    -------
    Net property and equipment...................   7,528    8,612      8,560
                                                  -------  -------    -------
Other assets:
  Certificates of deposit........................     154      217        217
  Loan origination costs, net of accumulated
   amortization of $33 in 1994, $96 in 1995 and
   $111 in 1996..................................      87       32         13
                                                  -------  -------    -------
    Total other assets...........................     241      249        230
                                                  -------  -------    -------
    Total assets................................. $ 8,436  $10,039    $10,148
                                                  =======  =======    =======
      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................... $   220  $   354    $   362
  Accounts payable--related parties..............      86       95         35
  Accrued liabilities............................     302      682        382
  Current portion of long-term debt..............     331      325        180
                                                  -------  -------    -------
    Total current liabilities....................     939    1,456        959
Long-term debt...................................   4,091    3,359      3,439
                                                  -------  -------    -------
    Total liabilities............................   5,030    4,815      4,398
                                                  -------  -------    -------
Minority interest in FX Producing convertible
 preferred stock, par value $0.001 per share,
 3,300,000 shares authorized; 1,442,147 shares
 outstanding in 1994, liquidation preference of
 $2,165,501 in 1994..............................   1,576      --         --
                                                  -------  -------    -------
Redeemable FX Producing preferred stock..........     550      --         --
                                                  -------  -------    -------
Commitments and contingencies (Notes 3 and 12)
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000,000
   shares authorized, issued and outstanding
   1,500,000 shares in 1994, 137,500 in 1995 and
   17,500 in 1996; liquidation preference of
   $1,500,000 in 1994; $137,500 in 1995 and
   $17,500 in 1996...............................       1      --         --
  Common stock, $0.001 par value, 20,000,000
   shares authorized, issued and outstanding
   2,595,602 in 1994, 7,898,995 in 1995 and
   8,460,485 in 1996.............................       3        8          8
  Additional paid-in capital.....................   3,006    9,466     10,665
  Stock subscription receivable..................     --       --         (90)
  Accumulated deficit............................  (1,730)  (4,250)    (4,833)
                                                  -------  -------    -------
    Total stockholders' equity...................   1,280    5,224      5,750
                                                  -------  -------    -------
    Total liabilities and stockholders' equity... $ 8,436  $10,039    $10,148
                                                  =======  =======    =======

   The accompanying notes are an integral part of these financial statements

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,         MARCH 31,
                               --------------------------  ------------------
                                1993     1994      1995      1995       1996
                               -------- -------- --------  ---------  ---------
                                                               (UNAUDITED)
Revenues:
  Oil sales..................      --   $ 1,692  $  1,981  $     516  $     505
  Drilling revenue...........      --       224       111          5        --
  Prospect sales.............  $   247      --         75         60        --
  Project management fees....       29      --        --         --         --
                               -------  -------  --------  ---------  ---------
    Total revenues...........      276    1,916     2,167        581        505
                               -------  -------  --------  ---------  ---------
Operating costs and expenses:
  Production and operating
   costs.....................        7      434     1,001        265        293
  Production taxes...........      --       246       271         73         32
  Exploration costs..........      654      651       747         94        189
  Drilling costs.............      --       178       141         11         24
  Depreciation, depletion and
   amortization..............        3      422       503        106        138
  Leasehold abandonments.....      --       --        115        --         --
  General and
   administrative............      353      816     1,466        276        366
                               -------  -------  --------  ---------  ---------
    Total operating costs and
     expenses................    1,017    2,747     4,244        825      1,042
                               -------  -------  --------  ---------  ---------
Operating loss...............     (741)    (831)   (2,077)      (244)      (537)
                               -------  -------  --------  ---------  ---------
Other income (expense):
  Interest and other income..       39       53        98         10         36
  Interest expense...........       (2)    (214)     (448)      (111)       (82)
  Minority interest: Non-cash
   dividends on FX Producing
   convertible preferred
   stock                           --       --        (93)       (55)       --
                               -------  -------  --------  ---------  ---------
    Total other income
     (expense)...............       37     (161)     (443)      (156)       (46)
                               -------  -------  --------  ---------  ---------
Net loss before benefit from
 income taxes................     (704)    (992)   (2,520)      (400)      (583)
Benefit from income taxes....        9      --        --         --         --
                               -------  -------  --------  ---------  ---------
Net loss.....................  $  (695) $  (992) $ (2,520) $    (400) $    (583)
                               =======  =======  ========  =========  =========
Net loss per common share....  $ (0.40) $ (0.44) $  (0.47) $   (0.14) $   (0.07)
                               =======  =======  ========  =========  =========
Weighted average number of
 shares outstanding..........    1,750    2,229     5,389      2,811      8,086
                               =======  =======  ========  =========  =========

   The accompanying notes are an integral part of these financial statements

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 THREE MONTHS
                                                                     ENDED
                                     YEARS ENDED DECEMBER 31,      MARCH 31,
                                     --------------------------  --------------
                                      1993     1994      1995     1995    1996
                                     ----------------  --------  ------  ------
                                                                  (UNAUDITED)
Cash flows from operating activi-
 ties:
 Net loss..........................  $ (695) $   (992) $ (2,520) $ (400) $ (583)
 Adjustment to reconcile net loss
  to net cash used in operating
  activities:
 Depreciation, depletion and
   amortization....................       3       422       503     120     138
 Net current assets acquired from
   Petrolex........................      18       --        --      --      --
 Leasehold abandonments............     --        --        115     --      --
 Gain on sale of equipment.........     --        --        (16)    --      --
 Minority interest: Non-cash
   dividends on FX Producing
   convertible preferred stock.....     --        --         93      55     --
 Loss on disposition of
   partnerships....................     --         23       --      --      --
 Common stock and options issued
   for services....................     100       168       443      14     114
  Increase (decrease) from changes
   in:
   Cash-restricted.................    (143)      143       --      --      --
   Receivables.....................     (86)     (266)      (30)   (204)    (23)
   Inventory.......................     --        (17)        1       1       1
   Other current assets............       1        (4)      (27)    (16)    (43)
   Accounts payable and accrued
    liabilities....................     219       201       408     366    (351)
   Income taxes payable............      14       --        --      --      --
                                     ------  --------  --------  ------  ------
    Net cash used in operating
     activities....................    (569)     (322)   (1,030)    (64)   (747)
                                     ------  --------  --------  ------  ------
Cash flows from investing
 activities:
 Additions to oil and gas
  properties.......................     (22)   (2,725)   (1,404)    (57)    (89)
 Additions to other property and
  equipment........................     --     (1,553)      (25)     (3)    (58)
 Additions to other assets.........     --       (154)      (78)    (67)    --
 Proceeds from sale of interest in
  unproved property................     --        --        --      --      100
 Proceeds from sale of equipment...     --        --         18     --      --
                                     ------  --------  --------  ------  ------
    Net cash used in investing
     activities....................     (22)   (4,432)   (1,489)   (127)    (47)
                                     ------  --------  --------  ------  ------
Cash flows from financing
 activities:
 Proceeds from long-term debt......     --      4,364       --      --      --
 Repayment of long-term debt.......     --        (63)     (737)    (79)    (84)
 Proceeds from issuance of FX
  Producing convertible preferred
  stock............................     --      1,695       111     111     --
 Proceeds from issuance of
  redeemable FX Producing preferred
  stock............................     --        550       --      --      --
 Redemption of FX Producing
  convertible preferred stock......     --     (2,151)      --      --      --
 Redemption of redeemable FX
  Producing preferred stock........     --        --       (465)    --      --
 Proceeds from issuance of
  preferred stock..................   1,028       192       --      --      --
 Proceeds from issuance of common
  stock and exercise of warrants,
  net of offering costs............      18       --      4,065     395     993
                                     ------  --------  --------  ------  ------
    Net cash provided by financing
     activities....................   1,046     4,587     2,974     427     909
                                     ------  --------  --------  ------  ------
Increase (decrease) in cash and
 cash equivalents..................     455      (167)      455     236     115
Cash and cash equivalents at
 beginning of period...............       1       456       289     289     744
                                     ------  --------  --------  ------  ------
Cash and cash equivalents at end of
 period (including restricted cash
 of $300 at March 31, 1996)........  $  456  $    289  $    744  $  525  $  859
                                     ======  ========  ========  ======  ======
Supplemental disclosure of cash
 flow information:
Cash paid during the year for:
 Interest..........................  $    2  $    178  $    422  $  111  $   89
 Income taxes......................       9       --        --      --      --

   The accompanying notes are an integral part of these financial statements

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                ADDI-
                           PREFERRED STOCK      COMMON STOCK   TIONAL  STOCK SUB-  ACCU-
                          ------------------  ---------------- PAID-IN SCRIPTION  MULATED
                            SHARES    AMOUNT   SHARES   AMOUNT CAPITAL RECEIVABLE DEFICIT
                          ----------  ------  --------- ------ ------- ---------- -------
Balance, December 31,
 1992...................         --     --    1,051,200  $  1  $    85            $   (43)
Common stock issued for
 cash...................         --     --       10,000   --        10     --         --
Common stock issued for
 unproved oil and gas
 properties.............         --     --      321,255   --       291     --         --
Common stock issued for
 services...............         --     --      100,000   --       100     --         --
Common stock issued in
 connection with
 Petrolex acquisition...         --     --      400,000     1      133     --         --
Preferred stock issued
 for cash, net of
 offering costs of
 $172...................   1,279,500  $   1         --    --     1,106     --         --
Net loss................         --     --          --    --       --      --        (695)
                          ----------  -----   ---------  ----  -------    ----    -------
Balance, December 31,
 1993...................   1,279,500      1   1,882,455     2    1,725     --        (738)
Preferred stock issued
 for cash, net of
 offering costs of $29..     220,500    --          --    --       192     --         --
Common stock issued for
 unproved oil and gas
 properties.............         --     --      500,000     1      883     --         --
Common stock issued for
 services...............         --     --      112,000   --       168     --         --
Common stock issued for
 cancellation of note
 payable................         --     --       25,453   --        38     --         --
Common stock issued as
 commission for
 placement of FX
 Producing preferred
 stock..................         --     --       75,694   --       --      --         --
Net loss................                                                             (992)
                          ----------  -----   ---------  ----  -------    ----    -------
Balance, December 31,
 1994...................   1,500,000      1   2,595,602     3    3,006     --      (1,730)
Common stock issued for
 cash, net of offering
 costs of $182..........         --     --    2,087,500     2    3,991     --         --
Common stock issued for
 services and line of
 credit.................         --     --      207,000   --       418     --         --
Conversion of FX
 Producing preferred
 stock into common
 stock..................         --     --    1,504,458     2    1,779     --         --
Conversion of redeemable
 FX Producing preferred
 stock into common
 stock..................         --     --       64,935   --        85     --         --
Conversion of preferred
 stock into common
 stock..................  (1,362,500)    (1)  1,362,500     1      --                 --
Exercise of warrants....         --     --       65,000   --        72     --         --
Common stock issued for
 unproved oil and gas
 properties.............         --     --       12,000   --        27     --         --
Compensation related to
 granting of stock
 options at below-market
 value..................         --     --          --    --        25     --         --
Additions to oil and gas
 properties resulting
 from granting of stock
 options at below-market
 value..................                                            63     --
Net loss................         --     --          --    --       --      --      (2,520)
                          ----------  -----   ---------  ----  -------    ----    -------
Balance, December 31,
 1995...................     137,500    --    7,898,995     8    9,466     --      (4,250)
Common stock issued for
 cash, net of offering
 costs of $48
 (unaudited)............         --     --      372,393   --     1,056     (90)       --
Exercise of warrants
 (unaudited)............         --     --       22,004   --        27     --         --
Conversion of preferred
 stock into common stock
 (unaudited)............    (120,000)   --      120,000   --       --      --         --
Common stock issued for
 services (unaudited)...         --     --       46,000   --       114     --         --
Common stock issued for
 proved oil properties
 (unaudited)............         --     --        1,093   --         2     --         --
Net loss (unaudited)....                                                             (583)
                          ----------  -----   ---------  ----  -------    ----    -------
Balance at March 31,
 1996 (unaudited).......      17,500  $ --    8,460,485  $  8  $10,665    $(90)   $(4,833)
                          ==========  =====   =========  ====  =======    ====    =======

   The accompanying notes are an integral part of these financial statements

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Information as of March 31, 1996, and for the three month periods ended March 31, 1995 and 1996, is unaudited.

 Organization

  Frontier Oil Exploration Company (formerly Direct West, Inc.), a Nevada corporation ("Frontier"), and its subsidiaries (collectively hereinafter referred to as the "Company") operate in the oil and gas industry in the United States and Poland (see Note 12). The Company is engaged in acquiring, exploring and developing oil and gas properties. In addition, the Company owns and operates a drilling and well servicing company. The Company is in the process of changing its legal name to FX Energy, Inc. Acquisitions of certain subsidiaries and assets are discussed in Note 4 Acquisitions.

  The Company believes that its working capital as of December 31, 1995, plus additional amounts received after year-end (see Note 13) will satisfy the Company's operating requirements during 1996. However, the Company will require substantial amounts of additional capital to continue its planned geological and geophysical studies, well drilling, and other exploration and development activities. The Company will be dependent on its ability to raise such funds through exploration groups formed with others, the sale of securities, bank loans, or the sale of interests in one or more of the projects.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. At December 31, 1995, the Company owned 100% of the voting common stock of its subsidiaries, including FX Producing Company, Inc. ("FX Producing"). At December 31, 1994 FX Producing had 1,442,147 shares of nonvoting convertible preferred stock outstanding which were not owned by the Company. All of these shares were converted into common stock of the Company during 1995. The dividends on the convertible preferred stock are reflected in the consolidated statement of operations as a minority interest.

 Inventory

  Inventory consists primarily of tubular supplies and other well equipment and is valued at the lower of average cost or market.

 Oil and Gas Properties

  The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the costs of drilling the well are expensed. The costs of development wells are capitalized whether productive or nonproductive.

  Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered to be not realizable. Depletion, depreciation and amortization ("DD&A") of capitalized costs of proved oil and gas properties is provided on a property-by-property basis using the units of production method. The computation of DD&A takes into consideration restoration, dismantlement and abandonment costs and the anticipated proceeds from equipment salvage. The estimated restoration, dismantlement and abandonment costs are expected to be offset by the estimated residual value of lease and well equipment.

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

  An impairment loss will be recorded if the net capitalized costs of proved oil and gas properties exceed the aggregate undiscounted future net revenues determined on a property-by-property basis. The impairment loss recognized will equal the excess of net capitalized costs over the expected discounted future net revenues from the related property.

  Gains and losses are recognized on sales of entire interests in proved and unproved properties. Sales of partial interests are generally treated as a recovery of costs.

 Other Property and Equipment

  Other property and equipment, including drilling and well servicing equipment, are stated at cost. Depreciation of other property and equipment is calculated using the straight-line method over the estimated useful lives. The cost of normal maintenance and repairs is charged to operating costs and expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of other property and equipment sold, or otherwise disposed of, and the related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations. Other property and equipment is summarized as follows:

                                          DECEMBER 31,               ESTIMATED
                                          -------------  MARCH 31,  USEFUL LIFE
                                           1994   1995     1996     (IN YEARS)
                                          ------ ------ ----------- -----------
                                                        (UNAUDITED)
                                               (IN THOUSANDS)
Drilling and well service equipment...... $1,317 $1,323   $1,378           6
Trucks...................................    137    137      152           5
Building.................................     80     80       80          40
Office equipment.........................     66     85       89      3 to 6
                                          ------ ------   ------
                                          $1,600 $1,625   $1,699
                                          ====== ======   ======

 Other Assets

  Other assets include loan origination costs which are being amortized over 2 years on a straight-line basis, which approximates the interest method.

 Concentration of Credit Risk

  Substantially all of the Company's receivables are within the oil and gas industry, primarily from the purchasers of its oil (see Note 14) and joint interest owners. Collectibility of the Company's receivables is dependent upon the general economic conditions of the industry. The receivables are generally not collateralized and, to date, the Company has experienced minimal bad debts.

  The majority of the Company's cash and cash equivalents is held by three financial institutions located in Salt Lake City, Utah, Shelby, Montana and Houston, Texas.

 Net Income (Loss) Per Share

  Net income (loss) per share of common stock is computed based on the weighted average number of common and common equivalent shares outstanding during the period. Options, warrants and convertible preferred stock are excluded from the calculation, when their effect would be antidilutive.

 Cash Equivalents and Statement of Cash Flows

  The Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

  Non-cash transactions not reflected in the consolidated statement of cash flows include the following:

                                                                   THREE MONTHS
                                         YEARS ENDED DECEMBER 31,     ENDED
                                         ------------------------ --------------
                                          1993    1994     1995   MARCH 31, 1996
                                         --------------- -------- --------------
                                                                   (UNAUDITED)
                                              (IN THOUSANDS)
Common Stock issued for:
  .Unproved oil and gas properties.....  $  291 $    884 $     27     $ --
  .Cancellation of note payable to
   related party.......................     --        38      --        --
Conversion of FX Producing convertible
 preferred stock into the Company's
 common stock..........................     --       --     1,781       --
Conversion of redeemable FX Producing
 preferred stock into the Company's
 common stock..........................     --       --        85       --
Conversion of the Company's preferred
 stock into common stock...............     --       --     1,363       120
FX Producing convertible preferred
 stock issued for oil and gas
 properties............................     --     2,111      --        --
Additions to oil and gas properties
 resulting from granting of stock
 options at below market value.........     --       --        63       --
Additions to oil and gas properties
 financed with trade accounts payable..     --       --       115       --
Additions to other property and
 equipment financed with long-term
 leases................................     --       --       --         18

 Income Taxes

  Deferred income taxes are provided on the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain balances in the December 31, 1993 and 1994 financial statements have been reclassified to conform with the current year presentation. These changes had no effect on previously reported net loss, total assets, liabilities or stockholders' equity.

 Unaudited Financial Information

  In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the consolidated financial position of the Company as of March 31, 1996 and the consolidated results of operations and cash flows for the three months ended March 31, 1995 and 1996. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES condensed or omitted pursuant to the SEC's rules and regulations. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

 Accounting Pronouncements

  Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. The Company has elected to continue to apply the current stock based compensation methods pursuant to APB 25 and to furnish the additional disclosures required by SFAS No. 123. The Company also adopted, as of January 1, 1996, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The adoption of SFAS No. 121 had no impact on the Company's financial statements.

2. CASH-RESTRICTED:

  In accordance with an amendment to the Company's bank loan agreement in the first quarter of 1996, the Company is required to purchase a certificate of deposit in the amount of $300,000 in lieu of making its normal principal reduction payments of $25,000 per month for the period from March 1 to September 30, 1996. The certificate of deposit was purchased in April 1996 and matures on November 1, 1996. The certificate of deposit is pledged as collateral for the bank note through its maturity date of November 1, 1996.

3. PERFORMANCE BOND DEPOSITS:

  The Company maintains certificates of deposit of $217,400 at December 31, 1995, which are held at financial institutions in lieu of performance bonds for various federal and state agencies.

  As of December 31, 1995, the Company had provided a replacement bond to a federal agency in the amount of $463,000, collateralized by a $67,400 certificate of deposit included in the amount above and $164,100 provided by B & B Production Co. (a related party). The Company is required to reimburse B & B Production Co. upon demand and is paying B&B Production Co. interest at 9% on the $164,100.

4. ACQUISITIONS:

  In June 1993, the Company acquired Petrolex Corporation ("Petrolex"), a privately-held oil and gas lease brokerage, arbitrage and investment company. The Company acquired all of the issued and outstanding shares of Petrolex's common stock in exchange for 400,000 shares of the Company's common stock. Because common control existed between the Company and Petrolex, the transaction was accounted for at historical cost.

  Effective April 1994, the Company, through its subsidiaries, FX Producing and FX Drilling Company, Inc., acquired certain producing oil properties from B&B Production Company (B&B) and well servicing equipment and related assets from J.R. Bacon Drilling, Inc. for a total purchase price of $5,650,000. The acquisition was funded with bank borrowings and the issuance of FX Producing preferred stock. The acquisition was accounted for by the purchase method with the purchase price allocated between the proved oil properties, well servicing equipment and related assets based on their relative fair values.

  The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 1993 and 1994 have been prepared to give effect as if the transactions had occurred on January 1, 1993 and 1994, respectively. The pro forma adjustments included are based on assumptions and estimates and are not necessarily indicative of the results of operations of the Company as they might have been or as they may be in the future.

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                                                            PRO FORMA FOR THE
                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                            ------------------
                                                              1993      1994
                                                            --------  --------
                                                             (IN THOUSANDS)
                                                               (UNAUDITED)
Revenues................................................... $  3,801  $  2,984
Operating costs and expenses...............................    4,140     4,065
                                                            --------  --------
Operating loss.............................................     (339)   (1,081)
Other income (expense).....................................     (295)     (247)
                                                            --------  --------
Net loss................................................... $   (634)   (1,328)
                                                            ========  ========
Net loss per common share.................................. $  (0.36) $  (0.60)
                                                            ========  ========

5. LONG-TERM DEBT:

  The following is a summary of long-term debt:

                                                  DECEMBER 31,
                                              ----------------------  MARCH 31,
                                               1994        1995         1996
                                              ------  -------------- -----------
                                                                     (UNAUDITED)
                                                      (IN THOUSANDS)
Note payable to a bank by FX Producing,
 bearing interest at prime plus 1.25%, (9.5%
 at March 31, 1996) with monthly payments of
 $25,000 of principal plus interest, collat-
 eralized by the common stock and producing
 oil properties of FX Producing.............  $4,350      $3,640       $3,565
Notes payable, bearing interest at rates
 from 6% to 8.9%, with monthly payments of
 principal and interest totaling $2,644,
 collateralized by well service vehicles and
 equipment..................................      72          44           54
                                              ------      ------       ------
                                               4,422       3,684        3,619
Less current portion........................    (331)       (325)        (180)
                                              ------      ------       ------
Total.......................................  $4,091      $3,359       $3,439
                                              ======      ======       ======

  Future maturities of long-term debt are as follows at December 31:

   1996.................................................................. $  325
   1997..................................................................  3,359
                                                                          ------
                                                                          $3,684
                                                                          ======

  The note payable to a bank, which is guaranteed by the Company, is subject to extension at the option of the lender for successive one-year periods following semi-annual reviews of FX Producing's oil reserve data and recalculation of the borrowing base. Should the outstanding balance of the loan exceed the borrowing base, the Company may be required to fund the deficiency.

  Provisions of the loan agreement related to the note payable to a bank require compliance with certain covenants, including tangible net worth requirements of FX Producing and the Company and other financial ratios. In addition, the loan imposes restrictions on other indebtedness, guarantees, loans to other parties, and sales or pledges of collateralized assets. The Company is also prohibited from declaring or paying cash dividends on any class of FX Producing's or the Company's capital stock, and is prohibited from making distributions on, and purchasing or redeeming any shares of, any class of FX Producing's or the Company's capital stock.

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

  As of December 31, 1995, the Company was in violation of the loan agreement's cash flow-to-debt service requirements applicable to FX Producing. Non-compliance with any such ratios and covenants could result in termination of the loan agreement, however the bank waived the cash flow-to-debt service requirement for the quarters ending December 31, 1995 and March 31, 1996 and has amended this provision for the quarters ending June 30, and September 30, 1996 and thereafter. The amendment waived the monthly principal reductions of $25,000 for the period from March 1 through September 30, 1996 and required the Company to purchase a $300,000 certificate of deposit maturing November 1, 1996, which certificate of deposit is pledged as collateral to the bank note. The Company expects that it will be in compliance with the amended cash flow-to-debt service requirement as of June 30, 1996 and throughout the remainder of 1996.

  On May 13, 1996, the bank amended the loan agreement to extend the maturity date of the note from January 1, 1997 to October 1, 1997 (unaudited).

6. INCOME TAXES:

  The Company recognized no income tax benefit from the losses generated during the years ended December 31, 1993, 1994 and 1995.

  The components of the net deferred tax asset as of December 31, 1994 and 1995 are as follows.

                                                               DECEMBER 31,
                                                              ----------------
                                                               1994     1995
                                                              ------- --------
                                                              (IN THOUSANDS)
Deferred tax liability:
  Property and equipment basis differences................... $  (24) $   (519)
Deferred tax asset:
  Net operating loss carryforwards...........................    669     2,045
  Valuation allowance........................................   (645)   (1,526)
                                                              ------  --------
  Net deferred tax asset..................................... $  --   $    --
                                                              ======  ========

  The change in the valuation allowance during the years ended December 31, 1993, 1994 and 1995, is as follows:

                                                          1993 1994    1995
                                                          ---- -----  -------
                                                            (IN THOUSANDS)
Balance, beginning of year............................... $--  $ --   $  (645)
Decrease due to property and equipment basis differ-
 ences...................................................  --     24      495
Increase due to net operating loss.......................  --   (669)  (1,376)
                                                          ---- -----  -------
Balance, end of year..................................... $--  $(645) $(1,526)
                                                          ==== =====  =======

  Statement of Financial Accounting Standards (SFAS) No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize the benefit of its deferred tax asset will depend on the generation of future taxable income through profitable operations and expansion of the Company's oil and gas producing activities. The market and capital risks associated with that growth requirement are considerable, resulting in the Company's conclusion that a full valuation allowance be provided.

  At December 31, 1995, the Company has net operating loss carryforwards of approximately $5,480,000 available to offset future taxable income, which expire from 2008 through 2010. The utilization of these

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES carryforwards against future taxable income may become subject to an annual limitation due to a change in ownership.

7. RELATED PARTY TRANSACTIONS:

  Officers of the Company have an interest in a company which prior to 1995 provided management services and office facilities to the Company. At December 31, 1995, the Company owed this company a total of $95,005, including interest at 9% of $17,997. During the year ended December 31, 1993, this company also billed the Company $28,000 for rent and $13,254 for labor provided. During the years ended December 31, 1993 and 1994, this company billed the Company $150,000 and $195,067, respectively, for management services.

  In August 1995, the Company issued to a director's consulting company, in consideration of a loan agreement and consulting agreement, 200,000 shares of restricted common stock and granted to the director options to purchase 350,000 shares of common stock at an exercise price of $3.00 per share. The Company recognized $400,000 as compensation expense in connection with the issuance of such 200,000 shares.

8. REDEEMABLE FX PRODUCING PREFERRED STOCK:

  During the year ended December 31, 1994, the Company issued 366,666 shares of redeemable FX Producing preferred stock with a liquidation preference totaling $550,000. During the year ended December 31, 1995, 301,731 of these shares were redeemed for cash payments of $464,666 and 64,935 of these shares were converted into common shares valued at $85,334.

9. MINORITY INTEREST IN FX PRODUCING CONVERTIBLE PREFERRED STOCK:

  FX Producing has been authorized to issue up to 3,300,000 shares of convertible preferred stock which bears a dividend of 8% payable in cash or kind. Holders of FX Producing convertible preferred stock have preference on liquidation proceeds from FX Producing. One share of FX Producing preferred stock is convertible at the election of the holder to one share of Company common stock, subject to adjustment, at any time during 1995. Dividends on FX Producing preferred stock will be paid at the rate of 8% of the original issuance price of $1.50 per share, payable in cash or in additional shares of FX Producing preferred stock at the Company's discretion, and subject to bank loan covenants, cumulative from the date of issuance. Dividends are payable each June 30 and December 31, beginning December 31, 1994.

  During the year ended December 31, 1994, the Company issued 1,791,667 shares of FX Producing convertible preferred stock valued at $2,111,070 for producing oil properties and well servicing equipment, and issued 1,267,480 shares for cash proceeds of $1,694,527. During 1994 the Company also redeemed 1,617,000 shares of FX Producing convertible preferred stock for $2,150,400. In addition, stock subscriptions receivable of $111,000 were due FX Producing as of January 1, 1995. During the year ended December 31, 1995, FX Producing received the $111,000 in proceeds from the stock subscriptions receivable, accrued for issuance 62,311 convertible preferred shares at a value of $93,466 as dividends, and converted 1,504,458 shares into the Company's common stock at a value of $1,780,462, resulting in no shares of FX Producing convertible preferred stock outstanding as of December 31, 1995.

10. COMMON STOCK ISSUABLE, STOCK OPTIONS AND WARRANTS:

 Common Stock Issuable

  In connection with the purchase of the Company's' producing oil properties and well servicing equipment in 1994, the Company agreed to issue to the former owners up to 400,000 shares of Company common stock in

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES semi-annual increments of 50,000 shares each beginning October 1, 1994 on the attainment of certain levels of oil production from the properties acquired. Production levels as of October 1, 1995 had not attained required levels and thus 150,000 shares which might have been issued through October 1, 1995 had not been issued. Accordingly, the number of shares which may be issued in the future has been reduced to 250,000 shares as of December 31, 1995, and further reduced to 200,000 shares as of March 31, 1996 (unaudited).

 Stock Options

  On August 31, 1995, the Company adopted the 1995 Stock Option and Award Plan (the "Plan"). This Plan replaced the 1994 Employee Incentive Plan under which no options have been issued. The Plan is administered by a committee (the "Committee") consisting of the board of directors, or a committee thereof. At its discretion, the Committee may grant stock options to any employee, including officers, in the form of incentive stock options ("ISOs") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISOs. A maximum of 500,000 shares, subject to adjustment for certain events of dilution, is available for grant.

  During the year ended December 31, 1995, the Company issued 50,000 incentive stock options under the Plan. The Company also issued non-qualified options during the years ended December 31, 1993, 1994 and 1995. Changes in outstanding stock options during 1993, 1994 and 1995 were as follows:

                                                           SHARES   PRICE RANGE
                                                          --------- -----------
Outstanding at December 31, 1992:                               --          --
  Options granted to two officers and directors;
   immediately exercisable; expiring May 7, 1998.........   300,000 $      1.50
  Options granted to an individual for consulting
   services; immediately exercisable; expiring May 7,
   1998..................................................   120,000        1.50
                                                          --------- -----------
Outstanding at December 31, 1993:                           420,000        1.50
  Options granted to two officers and directors;
   exercisable 20% per year beginning June 9, 1995;
   expiring June 9, 2004................................. 1,000,000        3.00
                                                          --------- -----------
Outstanding at December 31, 1994:                         1,420,000  1.50- 3.00
  Options granted to two individuals directly involved in
   obtaining Poland exploration rights. 125,000 shares
   immediately exercisable; 100,000 shares exercisable as
   specific performance benchmarks are achieved; expiring
   August 31, 2000.......................................   225,000        1.50
  Options granted to a shareholder's company for
   financial consulting and providing a line of credit of
   $60,000 through March 31, 1996; 150,000 immediately
   exercisable; 100,000 vest on December 31, 1996 and
   1997; expiring August 3, 2000 to 2002.................   350,000        3.00
  Options granted to officers and directors, including
   150,000 options immediately exercisable at $2.00 per
   share which replaced a contingent obligation to issue
   100,000 shares of common stock pursuant to an
   employment agreement; expiring September 29 to October
   6, 2000...............................................   400,000  2.00- 3.00
  Options granted to employees; 75,000 currently
   exercisable and 75,000 vesting in 1996; expiring
   October 9 to November 9, 2000.........................   150,000        3.00
  Incentive stock options granted to employees under the
   1995 Stock Option and Award Plan; expiring August 31,
   2000..................................................    50,000        1.50
                                                          --------- -----------
Outstanding at December 31, 1995......................... 2,595,000 $1.50-$3.00
                                                          ========= ===========
Exercisable at December 31, 1995......................... 1,420,000 $1.50-$3.00
                                                          ========= ===========

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

 Warrants

  Changes in outstanding warrants during 1993, 1994 and 1995 were as follows:

                                                         SHARES   PRICE RANGE
                                                         -------  ------------
Outstanding at December 31, 1992:                            --            --
 Warrants granted as commission to broker; expiring May
   31, 1998............................................. 150,000  $       1.10
                                                         -------  ------------
Outstanding at December 31, 1993:                        150,000          1.10
 Warrants granted as commission to brokers; expiring
   September 30, 1999...................................  82,198          1.65
                                                         -------  ------------
Outstanding at December 31, 1994:                        232,198    1.10--1.65
 Warrants granted as commission to brokers; expiring
   September 30, 1999...................................   4,000          1.65
 Warrants granted in consideration of consulting agree-
   ment; expiring September 30, 1998....................  60,000          2.20
 Warrants granted in consideration of consulting agree-
   ment; expiring November 9, 2000...................... 100,000          3.00
 Warrants exercised..................................... (65,000)         1.10
                                                         -------  ------------
Outstanding and exercisable at December 31, 1995........ 331,198  $1.10--$3.00
                                                         =======  ============

  During the three months ended March 31, 1996, no warrants were granted and 22,004 were exercised at an average price of $1.20 per warrant. No options were granted or exercised during the same period (unaudited).

11. ISSUANCE OF PREFERRED STOCK:

  The Company has been authorized to issue up to 5,000,000 shares of preferred stock. The issued and outstanding Company preferred stock does not have a preference on dividends but participates with the common stock outstanding on a share-for-share basis. Holders of the Company's preferred stock have preference on liquidation proceeds, equal to $1.00 per share.

  In 1993 and 1994, the Company issued a total of 1,500,000 shares of preferred stock in a private placement at $1.00 per share. One share of preferred stock is convertible into one share of common stock. During the year ended December 31, 1995, 1,362,500 preferred shares were converted into the same number of common shares resulting in 137,500 preferred shares of stock outstanding at December 31, 1995. Liquidating preferences total $137,500 for this class of preferred stock at December 31, 1995.

  During the three months ended March 31, 1996, 120,000 preferred shares were converted into the same number of common shares resulting in 17,500 preferred shares of stock (with liquidating preferences totaling $17,500) outstanding at March 31, 1996 (unaudited).

12. COMMITMENTS:

 Poland Exploration Agreement:

  On August 22, 1995, the Company entered into an exploration agreement (the "Agreement") with the Government of Poland covering a 2.25 million acre block in the onshore Baltic Platform area of north central Poland. The Agreement provides for a six-year exploration term with a 30-year exploitation right as to any commercial discoveries. The Agreement requires the Company to spud one well in 1996, annual fees of approximately $58,000, and geological and geophysical expenditures of $250,000 during the first 18 months.

  In order to fund the required expenditures under the Agreement, the Company must either enter into a joint venture arrangement with a partner (see Note
13) with adequate financial resources or raise additional debt or

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES equity (in addition to that raised in the private placement discussed in Note
13). If the Company is unable to fund the required expenditures under the Agreement, it would attempt to sell or farm-out its entire interest in the agreement or it would forfeit its interest in the project, which had a capitalized cost of $370,000 at December 31, 1995 ($390,000 at March 31, 1996, unaudited).

 Employment Agreements:

  Effective January 1, 1995, the Company entered into three-year employment agreements with two officers. The agreements provide for aggregate annual compensation of $210,000 with annual increases of at least 7.5%, as determined by the Board of Directors or a compensation committee. Each employment agreement, as amended, provides that on the initiation of the first test well in the Baltic Concession, the executive employee is entitled to receive a bonus in the form of a $100,000 credit that may be applied against the exercise of options to purchase Common Stock. The terms of such employment agreements are automatically extended for an additional year on the anniversary date of each such agreement. In the event of termination of employment resulting from a change in control of the Company not approved by the Board of Directors, each of the two officers would be entitled to a termination payment equal to 150% of his annual salary at the time of termination and the value of previously granted employee benefits, including stock options and stock awards.

 Consulting Agreement:

  The Company entered into a consulting agreement, effective August 3, 1995, with a director's consulting company under which it advises the Company respecting future financing alternatives, identifying possible sources of debt and equity financing, with particular emphasis on funding for the Baltic Concession and the Company's relationship with the investment community at a fee of $10,000 per month commencing October 15, 1995, and continuing through December 31, 1997.

13. EVENTS SUBSEQUENT TO MARCH 31, 1996 (UNAUDITED):

  During April and May 1996, the Company sold 156,111 shares of common stock at an offering price of $4.50, resulting in net proceeds of approximately $680,000. During the same period, 80,000 options to purchase common stock were exercised at $1.50 per share, resulting in proceeds to the Company of $120,000.

  On May 3, 1996, the Company entered into an agreement with RWE-DEA, Aktiengesellschaft fur Mineraloel und Chemie, Hamburg, Germany ("RWE-DEA"), which provides for joint operations on the Company's approximately 2.4 million acre on-shore Baltic Platform concession area in northern Poland.

  This agreement grants to RWE-DEA the right to earn a 50% interest in the concession area by paying the Company $250,000 in cash as reimbursement of costs incurred to date, paying up to $1,000,000 (plus 10% contingency) for a seismic study now being initiated on the Gladysze and two other structures within the concession area, and bearing up to $1,000,000 of the cost of an exploratory well scheduled for the last half of 1996 at a location to be designated by RWE-DEA. Should the costs of the planned seismic or drilling of the first exploratory well in 1996 exceed the amounts RWE-DEA is obligated to pay, the Company will be required to pay 50% of the excess. In order to obtain necessary funds, the Company may have to seek amounts of additional equity or funding through an industry-formed drilling group. The Company is designated as the operator of all joint operations. The Company has agreed to pay an unaffiliated party a fee of approximately $125,000 for assisting the Company in its search for an international joint venture partner.

  The agreement with RWE-DEA is subject to approval by the Polish authorities. Based on informal discussions between the Company, RWE-DEA, and the Polish authorities, the Company expects that such approval will be obtained. If such required approval is not obtained, the Company is required to return the initial $250,000 cash payment and reimburse all of RWE-DEA's direct expenditures.

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

  In June 1996, the Company entered into a letter of intent with investment bankers to provide services concerning a proposed public offering of the Company's securities.

14. DISCLOSURES ABOUT OIL AND GAS PROPERTIES AND PRODUCING ACTIVITIES:

  The Company's significant oil and gas properties are located in Montana, Nevada, Utah and Poland. The Company had no working interest in any producing wells until April 1, 1994, when FX Producing acquired certain oil properties.

  For the years ended December 31, 1994 and 1995, the Company sold oil to one purchaser comprising 89% and 85%, respectively, of the Company's total oil sales, all of which occurred in the United States.

  Capitalized costs relating to oil and gas producing activities as of December 31, 1994 and 1995 are summarized as follows:

                                                   UNITED STATES POLAND TOTAL
                                                   ------------- ------ ------
                                                         (IN THOUSANDS)
DECEMBER 31, 1994:
  Proved properties...............................    $4,850      $--   $4,850
  Unproved properties.............................     1,525       --    1,525
                                                      ------      ----  ------
                                                       6,375       --    6,375
  Less accumulated depreciation, depletion and
   amortization...................................      (229)      --     (229)
                                                      ------      ----  ------
    Total.........................................    $6,146      $--   $6,146
                                                      ======      ====  ======
DECEMBER 31, 1995:
  Proved properties...............................    $6,063      $--   $6,063
  Unproved properties.............................     1,426       370   1,796
                                                      ------      ----  ------
                                                       7,489       370   7,859
  Less accumulated depreciation, depletion and
   amortization...................................      (406)      --     (406)
                                                      ------      ----  ------
    Total.........................................    $7,083      $370  $7,453
                                                      ======      ====  ======

  Costs incurred in oil property acquisition, exploration and development activities during the years ended December 31, 1993, 1994 and 1995, whether capitalized or expensed, are summarized as follows:

                                                   UNITED STATES POLAND TOTAL
                                                   ------------- ------ ------
                                                         (IN THOUSANDS)
DECEMBER 31, 1993:
Acquisition of properties
  Proved properties...............................    $  --       $--   $  --
  Unproved properties.............................       332       --      332
Exploration costs.................................       654       --      654
                                                      ------      ----  ------
    Total costs incurrued.........................    $  986      $--   $  986
                                                      ======      ====  ======
DECEMBER 31, 1994:
Acquisition of properties
  Proved properties...............................    $4,265       --   $4,265
  Unproved properties.............................       910       --      910
Exploration costs.................................       651       --      651
Development costs.................................       585       --      585
                                                      ------      ----  ------
    Total costs incurred..........................    $6,411      $--   $6,411
                                                      ======      ====  ======

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

                                                     UNITED STATES POLAND TOTAL
                                                     ------------- ------ ------
                                                           (IN THOUSANDS)
DECEMBER 31, 1995:
Acquisition of properties
  Proved properties.................................    $   48      $--   $   48
  Unproved properties...............................        16       370     386
Exploration costs...................................       533       214     747
Development costs...................................     1,175       --    1,175
                                                        ------      ----  ------
    Total costs incurred............................    $1,772      $584  $2,356
                                                        ======      ====  ======

15. SUMMARY OIL AND GAS RESERVE DATA (UNAUDITED):

  The following quantity and value information is based on prices as of the end of each respective reporting period. No price escalations were assumed except for sales made under terms of contracts which include fixed and determinable escalations. Operating costs and production taxes were deducted in determining the quantity and value information. Such costs were estimated based on current costs and were not adjusted to anticipate increases due to inflation or other factors. No amounts were deducted for general overhead, depreciation, depletion and amortization and interest expense.

  The determination of oil and gas reserves is based on estimates and is highly complex and interpretive. The estimates are subject to continuing change as additional information becomes available and an accurate determination of the reserves may not be possible for several years after discovery.

 Estimated Quantities of Proved Oil Reserves

  Following is a reconciliation of the Company's interest in net quantities of proved oil reserves. All proved oil reserves are located in the United States. Proved reserves are the estimated quantities of crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions. Changes in estimated oil reserves of the Company for the years ended December 31, 1994 and 1995, are as follows:

                                                              FOR THE YEARS
                                                           ENDED DECEMBER 31,
                                                           --------------------
                                                             1994       1995
                                                           ---------  ---------
                                                                 (MBBL)
Total proved reserves:
  Beginning of year.......................................       --       5,734
  Purchase of minerals-in-place...........................     4,863        146
  Extensions and discoveries..............................     1,255        --
  Revisions of previous estimates.........................      (267)      (488)
  Production..............................................      (117)      (135)
                                                           ---------  ---------
    End of year...........................................     5,734      5,257
                                                           =========  =========
Proved developed reserves:
  Beginning of year.......................................       --       2,655
                                                           =========  =========
  End of year.............................................     2,655      2,683
                                                           =========  =========

  The downward revisions of previous estimates of total proved reserves in 1994 were principally due to a decline in the average price of oil during the nine months from April 1, 1994 (date of acquisition), to December 31, 1994, and an abnormal increase in water production rates in one field causing a decrease in estimated

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES remaining reserves. The decrease in 1995 was principally due to substantial completion of a water flood project resulting in removal of proved undeveloped reserves with no corresponding increase in proved developed reserves as production rates in the field had not then shown adequate production to justify recognition as proved developed reserves.

 Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil Reserves

  Estimated discounted future net cash flows and changes therein were determined in accordance with Statement of Financial Accounting Standards No.
69. Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

  Future cash flows are computed by applying period-end prices of oil relating to the Company's proved reserves to the period-end quantities of those reserves.

  The assumptions used to compute the proved reserve valuation do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. Assigning monetary values to the reserve quantity estimation process does not reduce the subjective and ever-changing nature of such reserve estimates.

  Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to errors inherent in predicting the future, variations from the expected production rate also could result directly or indirectly from factors outside the Company's control, such as unintentional delays in development, environmental concerns and changes in prices or regulatory controls.

  The reserve valuation assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations also could affect the amount of cash eventually realized.

  Future development and production costs are computed by estimating expenditures to be incurred in developing and producing the proved oil reserves at the end of the period, based on period-end costs and assuming continuation of existing economic conditions.

  A discount rate of 10% per year was used to reflect the timing of the future net cash flows.

                                                          AS OF DECEMBER 31,
                                                          --------------------
                                                            1994       1995
                                                          ---------  ---------
                                                            (IN THOUSANDS)
Future cash flows.......................................  $  72,914  $  86,643
Future production and development costs.................    (33,728)   (41,463)
                                                          ---------  ---------
Future net cash flows...................................     39,186     45,180
Future income tax expense...............................     (8,064)   (11,628)
                                                          ---------  ---------
  Future net cash flows.................................     31,122     33,552
10% annual discount for estimated timing of cash flows..    (14,369)   (15,891)
                                                          ---------  ---------
Standardized measure of discounted future net cash
 flows..................................................  $  16,753  $  17,661
                                                          =========  =========

       FRONTIER OIL EXPLORATION COMPANY, DBA FX ENERGY, AND SUBSIDIARIES

 Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil Reserves:

  The following are principal sources of changes in the standardized measure of discounted future net cash flows:

                                                                1994     1995
                                                               -------  -------
                                                               (IN THOUSANDS)
Balance, beginning of year.................................... $    --  $16,753
Sales of oil produced, net of production costs................  (1,035)    (709)
Net changes in prices and production costs....................  (1,377)   4,663
Purchases of minerals in-place................................  20,125      681
Extensions and discoveries, net of future costs...............   5,236      --
Changes in estimated future development costs.................    (630)     349
Development costs incurred during the year....................     134    1,298
Revisions in previous quantity estimates......................  (1,015)  (2,467)
Accretion of discount.........................................   1,509    1,675
Net change in income taxes....................................  (2,404)  (2,178)
Changes in rates of production and other......................  (3,790)  (2,404)
                                                               -------  -------
Balance, end of year.......................................... $16,753  $17,661
                                                               =======  =======

                       HAMILTON MISFELDT & COMPANY P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS

                         INDEPENDENT AUDITORS' REPORT

TO THE GENERAL PARTNERS
B&B PRODUCTION COMPANY
SHELBY, MONTANA

  We have audited the accompanying statement of operations of B & B Production Company (a general partnership) for the year ended December 31, 1993. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of B & B Production Company (a general partnership) for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

HAMILTON MISFELDT & COMPANY, P.C.

February 14, 1994


- -------------------------------------------------------------------------------
    118 EAST MAIN CUT BANK, MONTANA 59427 (406) 873-5564 FAX (406) 873-4410

                            B & B PRODUCTION COMPANY
                            (A GENERAL PARTNERSHIP)

                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993

Sales
  Oil sales........................................................ $2,457,348
  Contract services................................................    509,281
  Consulting fees..................................................     30,627
                                                                    ----------
                                                                     2,997,256
                                                                    ----------
Operating expenses
  Royalty..........................................................    384,262
  Production taxes.................................................    282,100
  Operating expense................................................  1,883,282
  Travel & other expense...........................................      1,361
  Telephone........................................................      7,341
  Office supplies..................................................      2,068
  Legal............................................................      1,527
  Accounting.......................................................     56,690
  Bank charges.....................................................        711
  Bad debt.........................................................     36,705
  Recording fees...................................................      1,672
  Postage..........................................................      2,288
  Contract services................................................     26,010
  Clerical services................................................     57,250
  Leases and equipment rental......................................        172
  Utilities........................................................      3,053
  Office maintenance...............................................      3,720
  Property taxes...................................................      1,091
  Dry hole costs...................................................    157,593
  Insurance........................................................        538
  Reclamation costs................................................    201,145
  Depreciation.....................................................    113,903
  Depletion........................................................     58,781
  Dues and subscriptions...........................................        409
  Donations........................................................        228
                                                                    ----------
    TOTAL OPERATING EXPENSES.......................................  3,283,900
                                                                    ----------
LOSS FROM OPERATIONS...............................................   (286,644)
                                                                    ----------
LOSS FROM OPERATIONS (brought forward).............................   (286,644)
OTHER INCOME (EXPENSES)
  Interest expense.................................................    (19,289)
  Interest and dividend income.....................................     38,868
  Gain on sale of equipment........................................      3,240
  Loss on sale of leasehold........................................     (4,210)
  Other income.....................................................     12,914
  Royalty income...................................................      2,681
                                                                    ----------
                                                                        34,204
                                                                    ----------
    NET LOSS....................................................... $ (252,440)
                                                                    ==========

                 See accompanying notes to financial statements

                           B & B PRODUCTION COMPANY
                            (A GENERAL PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1993

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  B & B Production Company is a general partnership formed in the State of Montana on August 14, 1986. The general partners are J.R. Bacon Drilling, Inc., a Utah corporation, and RLB Oil Company, a Montana corporation. The Company was created to explore, develop, and produce hydrocarbons from oil and gas properties.

  Depletion and depreciation--The costs of producing properties are capitalized as leaseholds for accounting purposes. Depletion is provided for under the cost depletion method for financial statement purposes. For income tax purposes, depletion is provided for under the cost depletion method for properties purchased in 1990 and prior, and the percentage depletion method for properties purchased in 1991 and thereafter. Depletion for the year ended December 31, 1993, was $58,781.

  All of the depreciable assets are carried at cost. Depreciation is calculated using straight-line and accelerated methods over useful lives of 5, 7, and 10 years for both financial statement and income tax purposes. Depreciation for the year ended December 31, 1993, was $113,903.

  Income taxes--Federal and state income taxes are the personal obligations of the partners. Therefore, no provision for income taxes has been provided in the financial statements.

  Oil and gas properties--The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

  Unproved oil and gas properties that are individually significant are periodically assessed for impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company's experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are depreciated and depleted by the unit of production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

  On sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resulting gain or loss is recognized. On retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

  On sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the costs of the interest retained.

NOTE 2: RELATED PARTY TRANSACTIONS

  B & B Production Company (B & B) does a significant amount of business with the J.R. Bacon Drilling, Inc. (JRB) which is a general partner in B & B. JRB is the operator of the Southwest Cut Bank Sand Unit (SWCBSU).

                           B & B PRODUCTION COMPANY

                               DECEMBER 31, 1993


  J.R. Bacon Drilling, Inc. is the major supplier of oil field services for the Company. The amount paid for these services for the year ended December 31, 1993, was $952,072.

  Total clerical services paid to JRB for accounting services for the year ended December 31, 1993, was $57,250.

  B & B receives consulting fees from JRB for well drilling consulting work. In 1993, fees collected by B & B were $30,627.

  Contract services includes $19,728 in 1993, paid to RLB Oil Company, a general partner in B & B for accounting services.

NOTE 3: ACCRUED RECLAMATION COSTS

  The Company has estimated its future costs of plugging its oil wells and reclaiming the land as required by federal and state regulations. Costs have been estimated using current dollars on a per barrel of production basis. Accrued reclamation costs charged to expense for the year ended December 31, 1993, was $201,145.

NOTE 4: SIGNIFICANT CUSTOMERS

  The Company's oil sales were made to only four customers, one of which is located in Montana and three of which are located in Utah.

NOTE 5: OIL PRODUCING PROPERTIES AND ACTIVITIES

  All oil operations of the Company are conducted in the United States.

  Costs both capitalized and expensed, incurred in oil producing activities during the year ended December 31, 1993, are as follows:

      Acquisition costs................................................ $ 62,359
                                                                        ========
      Exploration costs................................................ $157,593
                                                                        ========
      Development costs................................................ $ 68,871
                                                                        ========

  Results of operations for oil producing activities for the year ended December 31, 1993, is as follows:

      Oil sales..................................................  $ 2,457,348
      Loss on sale of leasehold..................................       (4,210)
      Royalty....................................................     (384,262)
      Production costs...........................................   (2,165,382)
      Exploration expenses.......................................     (157,593)
      Depreciation, depletion, and amortization..................     (172,684)
                                                                   -----------
      Results of operations for oil producing activities (exclud-
       ing overhead and financing costs).........................  $  (426,783)
                                                                   ===========

NOTE 6: SUPPLEMENTAL INFORMATION ON OIL RESERVES (UNAUDITED)

  Estimated quantities of proved oil reserves--Reserve calculations involve the estimation of future net recoverable reserves of oil and the timing and amount of future net revenues to be received therefrom. These

                           B & B PRODUCTION COMPANY

                               DECEMBER 31, 1993

estimates are based on numerous factors, many of which are variable and uncertain. Accordingly, it is common for the actual production and revenues to vary from earlier estimates. Estimates made in the first few years of production from a property are not likely to be as reliable as later estimates based on longer production history. Hence, reserve estimates and estimates of future net revenues from production may be subject to substantial revision from year to year. Reserve information presented herein is based on reports prepared by an independent petroleum engineer.

  Proved oil reserves are the estimated quantities of crude oil, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, existing equipment and operating methods. However, reserve information should not be construed as the current market value of the Company's oil reserves or the costs that would be incurred to obtain equivalent reserves.

  Set forth below is the unaudited summary of the changes in the net quantities of the Company's proved crude oil reserves.

                                                                       BARRELS
                                                                      ---------
      Proved reserves, December 31, 1992............................. 2,241,005
      Production.....................................................  (240,680)
      Revisions in previous estimates................................ 2,230,932
                                                                      ---------
      Proved reserves December 31, 1993.............................. 4,231,257
                                                                      =========
      Proved developed reserves:
      December 31, 1993.............................................. 2,731,418
                                                                      =========

  The Company's proved reserves (in barrels) are located in the following states at December 31, 1993:

                                                                        PROVED
                                                              PROVED   DEVELOPED
                                                             RESERVES  RESERVES
                                                             --------- ---------
      Montana............................................... 3,802,545 2,482,514
      Nevada................................................   428,712   248,904
                                                             --------- ---------
      Total................................................. 4,231,257 2,731,418
                                                             ========= =========

                           B & B PRODUCTION COMPANY

                  NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

                               DECEMBER 31, 1993


  The following is the unaudited standardized measure of discounted future net cash flows and changes therein relating to proved oil reserves. Future net cash flows were computed using year-end prices and costs (adjusted for permanent differences, that relate to existing proved oil reserves in which the Company has an interest). No provision for income taxes has been provided, as taxes are the personal obligations of the partners. However, a pro forma column has been presented for December 31, 1993, to show the effect of a provision for future income tax expense on discounted future net cash flows, as if the Company was a taxable entity.

                                                     PRO FORMA
                                                    DECEMBER 31,  DECEMBER 31,
                                                        1993          1993
                                                    ------------  ------------
Future cash inflows...............................  $ 48,090,318  $ 48,090,318
Future development and production costs...........   (26,629,086)  (26,629,086)
Net capital investment............................    (2,535,575)   (2,535,575)
                                                    ------------  ------------
Future net cash flows.............................    18,925,657    18,925,657
Future income tax expense.........................    (3,895,000)          --
                                                    ------------  ------------
                                                      15,030,657    18,925,657
10% annual discount for estimated timing of cash
 flows............................................    (7,172,349)   (9,030,970)
                                                    ------------  ------------
Standardized measure of discounted future net cash
 flows............................................  $  7,858,308  $  9,894,687
                                                    ============  ============

  The following is a summary by state of the standardized measure of discounted future net cash flows at December 31, 1993:

     Montana......................................................... $7,448,281
     Nevada..........................................................  2,446,406
                                                                      ----------
     Total........................................................... $9,894,687
                                                                      ==========

  The following are the unaudited principal sources of changes in the standardized measure of discounted future net cash flows for the year ended December 31:

                                                         PRO FORMA
                                                            1993        1993
                                                         ----------  ----------
Standardized measure beginning of year.................. $7,150,093  $9,002,702
Sales of oil, net of production costs...................   (291,966)   (291,966)
Acquisition of minerals in place........................     62,359      62,359
Net change due to revisions in quantity estimates.......  3,156,203   3,156,203
Net change due to changes in price...................... (2,034,611) (2,034,611)
Net change in income taxes..............................   (183,770)        --
                                                         ----------  ----------
Standardized measure, end of year....................... $7,858,308  $9,894,687
                                                         ==========  ==========

                                BARKER & FOLSOM
                         CERTIFIED PUBLIC ACCOUNTANTS

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholdersof J.R. Bacon Drilling, Inc.Shelby, Montana

  We have audited the accompanying statement of operations of J.R. Bacon Drilling, Inc., a Utah corporation, for the year ended December 31, 1993. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statement referred to above presents fairly, in all material respects, the results of operations of J.R. Bacon Drilling, Inc. for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

                                          Barker & Folsom

Ogden, Utah
February 28, 1994


                     2655 KIESEL AVENUE/OGDEN, UTAH 84401
                       (801) 621-0390/FAX (801) 392-7729

                           J.R. BACON DRILLING, INC.

                            STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1993

REVENUES
  Well service income............................................... $1,427,241
  Drilling income...................................................    476,309
                                                                     ----------
    Total revenues..................................................  1,903,550
                                                                     ----------
EXPENSES
  Officers' salaries................................................    157,429
  Other salaries and wages..........................................    343,431
  Payroll taxes and benefits........................................    145,358
  Operating expenses................................................    345,031
  Administrative expense............................................    238,103
  Interest expense..................................................      6,473
  Depreciation......................................................    205,509
                                                                     ----------
    Total expenses..................................................  1,441,334
                                                                     ----------
  Income from operations............................................    462,216
                                                                     ----------
Other income (loss)
  Loss from partnership.............................................   (126,220)
  Show horse loss...................................................    (47,533)
  Loss on sale of horses and equipment..............................    (95,457)
  Interest and dividend income......................................     74,312
  Loss on marketable securities.....................................     (3,672)
                                                                     ----------
    Total other loss................................................   (198,570)
                                                                     ----------
  Income before income taxes........................................    263,646
Income taxes
  Current...........................................................     49,103
  Deferred..........................................................     20,861
                                                                     ----------
    Total income taxes..............................................     69,964
                                                                     ----------
    NET INCOME...................................................... $  193,682
                                                                     ==========

    The accompanying notes are an integral part of the financial statements

                           J.R. BACON DRILLING, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  This summary of accounting policies of J.R. Bacon Drilling, Inc., is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

 Organization

  J.R. Bacon Drilling, Inc. (the "Company"), was organized as a Utah corporation on April 28, 1975. The Company's offices are located in Oilmont, Montana, and it is engaged primarily in the oil and gas field service business. The Company also provides well drilling and well workover services, as well as operating services.

  The Company has a fiscal year-end of March 31. However, the Company's financial statements have been restated and are presented here using a calendar year format in order to be comparable to the fiscal year of other entities who have a calendar year end and are presented for the twelve-month calendar year ended December 31, 1993.

 Property and Equipment and Depreciation

  Property and equipment is recorded at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The Company depreciates its equipment using straight-line and accelerated methods over estimated useful lives ranging from three to ten years. Expenditures for maintenance and repairs are expensed.

 Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

  The Company files its corporate income tax return using the modified accrued method of accounting which results in timing differences in recognizing income and expenses for tax purposes.

NOTE 2--PARTNERSHIP INCOME (LOSS)

  The Company owns 50% of the general partnership of B & B Production Company, formed in August of 1986. The Company accounts for its investment in B & B Production Company using the equity method. B & B Production Company acquires, operates, explores for, develops, reworks, and produces hydrocarbons from oil and gas properties located in Montana and Nevada.

  The gross sales, net income and partners' withdrawals for the year ended December 31, 1993, is as follows:

Gross sales......................................................... $2,997,256
Net income (loss)...................................................   (252,440)
Partners' withdrawals...............................................    302,000

  The Company reported 50% of the partnership net loss on their statements of operations of ($126,220) for the year ended December 31, 1993.

                           J.R. BACON DRILLING, INC.

NOTE 3--RELATED PARTY TRANSACTIONS

  The Company performs pumping, management and well workover services for B & B Production Company, as well as the South West Cut Bank Sand Unit (SWCBSU) Kye Trout oil field which is owned by B & B Production Company (see Note 2). Gross revenue for services provided to these related parties for the year ended December 31, 1993, were as follows:

      South West Cut Bank Sand Unit................................. $1,002,405
      B & B Production Company......................................    313,121
                                                                     ----------
        Total....................................................... $1,315,526
                                                                     ==========

  The Company also leases a compressor on a month-to-month basis at a monthly rate of $3,000 from Mr. Bacon.

NOTE 4--INCOME TAXES

  Income taxes computed by applying the statutory rate to income before income taxes are reconciled to the provision for income taxes set forth in the financial statement for the year ended December 31, 1993, as follows:

      Federal income tax............................................... $89,640
      State income tax, net of federal tax benefit.....................  11,733
      Tax benefit of statutory depletion deduction..................... (31,409)
                                                                        -------
        Total income tax expense....................................... $69,964
                                                                        =======

  The provision for income taxes included the following:

      Current tax....................................................... $49,103
      Deferred tax......................................................  20,861
                                                                         -------
                                                                         $69,964
                                                                         =======

  Deferred income tax expense results from temporary differences in the recognition of revenue and expenses and basis of assets and liabilities for tax and financial statement purposes. The source of these differences results from the enterprise using the modified accrual basis of accounting for tax purposes and the accrual basis of accounting for financial statement purposes. In particular, net accounts receivable are not recognized as income for income tax purposes until the cash is received. Timing of receipts of cash from receivables and payment of accounts payable accounts for all of the deferred tax liability and changes therein.

LARRY D. KRAUSE
PETROLEUM ENGINEERING CONSULTANT               2812 1ST AVENUE NORTH, SUITE 205

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                                                        BILLINGS, MONTANA 59101
                                                                 (406) 252-2975

                                                               JANUARY 30, 1996

Mr. David Pierce
Frontier Oil Exploration Company
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106

  Re: Appraisal of Frontier Oil Exploration Company'sInterest in Various Oil
      Producing Properties as of December 31, 1995

Dear Mr. Pierce:

  As per your request, I have prepared an independent appraisal of Frontier Oil Exploration Company's interest in various oil producing properties using Securities and Exchange Commission guidelines. The result, net to appraised interest, is as follows:

                                                       FUTURE NET INCOME
                                                --------------------------------
RESERVE CATEGORY                      OIL, BBLS UNDISCOUNTED DISCOUNTED AT 10.0%
- ----------------                      --------- ------------ -------------------
  Proved Developed Producing......... 2,427,848 $17,416,164      $ 6,421,659
  Proved Nonproducing................   254,825   2,111,711        1,314,330
  Proved Undeveloped................. 2,574,500  25,652,415       16,045,459
                                      --------- -----------      -----------
    Totals........................... 5,257,173 $45,180,290      $23,781,448

  The weighted average oil price of $16.48 per barrel used in the evaluation was based on prices paid for December 31, 1995, sales. This price, provided by Frontier Oil Exploration Company, was adjusted for any applicable gravity corrections and bonuses paid by the purchasers. This price was held constant for the purpose of this evaluation.

  The lease operating expenses used in the evaluation were provided by Frontier Oil Exploration Company. The expenses represent actual recurring expenses for each of the properties that were evaluated. The expenses were held constant. Operating expenses for the Southwest Cut Bank Sand Unit were adjusted to take into account wells being shut-in and/or abandoned as they became uneconomical to produce. Operating expenses do not include such items as depreciation and state and federal income taxes. Ad valorem and production severance taxes were deducted separately. These taxes were deducted at the published rate for each state. They were input as a decimal and applied as a percentage of undiscounted net revenue. The taxes were combined with operating expenses in the operating expense column.

  On December 21, 1995, the State of Montana and Blackfeet Tribe signed an agreement which will eliminate double taxation on the Blackfeet Reservation. This resulted in a 7.0% reduction in production taxes for the Southwest Cut Bank Sand Unit. Plugging and abandonment costs were assumed to be approximately equal to salvage values for the equipment. Therefore, neither were included in the evaluation.

  The discounted figures have been reduced by estimated development costs of $6,115,089. This reflects the estimated cost of infill drilling and waterflood operations on four specific areas within the Cut Bank field designed to increase production rates, flood efficiency, and ultimate oil recovery. These efforts include returning eight shut-in wells to producing status, converting 12 shut-in water injection wells to producing oil wells, converting seven areas in the field to inverted five-spot waterflood patterns, and drilling six producing wells at various locations to further develop the field. For purposes of the reserve evaluation, it was assumed that the subject work will be performed during 1996 and 1997. The amount and timing of future development and operating costs may differ from those used in the estimate.

  The reserves considered in this evaluation are proved developed producing, proved developed nonproducing, and proved undeveloped. The definition of oil and gas reserves is included at the end of this report.

  The oil reserves assigned to the properties in this evaluation were determined by analyzing current test data, extrapolation of historical production data, and comparison to production history of similar wells in the area. The current volatility of oil prices provides an element of uncertainty. If prices should vary significantly from those projected in the appraisal, the resulting values could change substantially. The reserve estimates contained in this evaluation are based on accepted engineering and evaluation principles and are believed to be reasonable. The information contained in this report is for the benefit of Frontier Oil Exploration Company and does not necessarily represent an estimate of a fair market value for the evaluated properties.

                                          Very truly yours,

                                          /s/ Larry D. Krause
                                          Petroleum Engineer

                     DEFINITIONS FOR OIL AND GAS RESERVES

PROVED RESERVES

  Proved Reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, under existing economic and operating conditions, by established operating practice and under current government regulations. Current economic conditions include prices and costs prevailing at the time of the estimate. Estimates of proved reservoirs do not include crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of geology, reservoir characteristics or economic factors.

  Reserves estimates generally will be revised as reservoirs are produced, as additional geologic and/or engineering data become available or as economic conditions change.

  Reserves do not include volumes of crude oil, natural gas or natural gas liquids being held in inventory. If required for financial reporting or other special purposes, reserves may be reduced for on-site usage and/or processing losses.

  The ownership status of reserves may change due to the expiration of a production license or contract; when relevant to reserves assignment such changes should be identified for each reserves classification.

  In general, reserves are considered proved if commercial producibility of the reservoir is supported by actual production or formation tests. The term proved refers to the estimated volume of reserves and not just to the productivity of the well or reservoir. In certain instances, proved reserves may be assigned on the basis of electrical and other type logs and/or core analyses that indicate the subject reservoir is hydrocarbon bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on a formation test.

  The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any and (2) the immediately adjoining undrilled portions that can be reasonably judged as economically productive on the basis of available geologic and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the proved limit of the reservoir.

  Proved reserves must have facilities to process and transport those reserves to market that are operational at the time of the estimate or there is a commitment or reasonable expectation to install such facilities in the future.

  Proved reserves may be developed or undeveloped. In general, proved undeveloped reserves are assigned to undrilled locations that satisfy the following conditions: (1) the locations are direct offsets to wells that have indicated commercial production in the objective formation, (2) it is reasonably certain that the locations are within the known proved productive limits of the objective formation, (3) the locations conform to existing well spacing regulations, if any, and (4) it is reasonably certain that the locations will be developed. Reserves for other undrilled locations are classified as proved undeveloped only in those cases where interpretations of data from wells indicate that the objective formation is laterally continuous and contains commercially recoverable hydrocarbons at locations beyond direct offsets.

  Reserves may be attributed to either natural reservoir energy or improved recovery methods. Improved recovery includes all methods for supplementing natural reservoir energy to increase ultimate recovery from a reservoir. Such methods include (1) pressure maintenance, (2) cycling, (3) waterflooding, (4) thermal methods, (5) chemical flooding and (6) use of miscible and immiscible displacement fluids.

  Reserves that can be produced through the application of established improved recovery methods are included in the proved classification when (1) the successful testing by a pilot project or favorable production or pressure response of an installed program in that reservoir, or one in the immediate area with similar rock and fluid properties, provides support for the engineering analysis on which the project or program is based and (2) it is reasonably certain the project will proceed.

  Reserves to be recovered by improved recovery methods that have yet to be established through repeated commercially successful applications are included in the proved classification only (1) after a favorable production response from subject reservoir from either (a) a representative pilot or (b) an installed program, where the response provides support for the engineering analysis on which the project is based and (2) it is reasonably certain the project will proceed.

  Reserves estimates are based on interpretation of geologic and/or engineering data available at the time of the estimate. All reserve estimates involve some degree of uncertainty, depending chiefly on the amount and reliability of geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves in one of two classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be subclassified as probable or possible to denote progressively increasing uncertainty.

PROVED RESERVE STATUS CATEGORIES

  Proved reserve status categories define the development and producing status of wells and/or reservoirs.

 Developed

  Developed reserves are expected to be recovered from existing wells with existing equipment and operating methods. Improved recovery reserves are considered developed only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery can be achieved and when the necessary equipment has been installed or when the costs to do so are relatively minor. Developed reserves may be subcategorized as producing or nonproducing.

 Producing

  Producing reserves are expected to be recovered from completion intervals open at the time of the estimate and producing. Improved recovery reserves are considered to be producing only after an improved recovery project is in operation.

 Nonproducing

  Nonproducing reserves include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from completion intervals open at the time of the estimate, but which had not started producing or were shut-in for market conditions or pipeline connection or were not capable of production for mechanical reasons and the time when sales will start is uncertain.

  Behind-pipe reserves are expected to be recovered from zones behind casing in existing wells, which will require additional completion work or a future completion prior to the start of production.

 Undeveloped

  Undeveloped reserves are expected to be recovered: (1) from new wells on undrilled acreage, (2) from deepening existing wells to a different reservoir or (3) where a relatively large expenditure is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which improved recovery techniques are contemplated unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Company History..........................................................  15
Use of Proceeds..........................................................  15
Price Range of Common Stock and Dividend Policy..........................  16
Capitalization...........................................................  17
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business and Properties..................................................  26
Management...............................................................  39
Principal Stockholders...................................................  44
Certain Transactions.....................................................  46
Description of Securities................................................  47
Underwriting.............................................................  49
Legal Matters............................................................  50
Experts..................................................................  50
Index to Financial Statements............................................ F-1
Summary Reserve Report................................................... A-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               3,000,000 SHARES

                       [LOGO OF FX ENERGY APPEARS HERE]


                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------


                            OPPENHEIMER & CO., INC.

                             HANIFEN, IMHOFF INC.

                                       , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

   Securities and Exchange Commission registration fee.........  $ 11,327
   Attorney's fees and expenses................................   175,000
   State "blue sky" fees and expenses, including attorney's
    fees.......................................................    15,000
   Reimbursement of underwriters' expenses.....................   150,000
   Accounting fees and expenses................................    30,000
   Nasdaq fees.................................................    45,000
   NASD Fees...................................................     3,785
   Printing expenses...........................................   135,000
   Reproduction, courier, and other miscellaneous expenses.....    34,888
                                                                 --------
       Total...................................................  $600,000
                                                                 ========

  All expenses, except the SEC fees, are estimates.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Sections 78.037 and 78.751 of the Nevada Revised Statutes and Article VI of the Registrant's Articles of Incorporation provide for indemnification of the Registrant's directors in a variety of circumstances, which include liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

SECURITIES TRANSACTIONS

  During the three years last preceding the filing of this registration statement, the Registrant issued the following securities without registration under the Securities Act of 1933:

 (a) Issuance of Common Stock for Services and Cash--106,000 Shares of Common Stock

  Between May and October 1993, the Registrant issued for services 50,000 shares of Common Stock to Robert I. Coward, then an officer of the Registrant (accredited investor); 25,000 shares to Karin Warner, one of the Registrant's current administrative employees who had been employed by the Registrant since inception as well as by David N. Pierce and Andrew W. Pierce in their various oil and gas and other business enterprises for approximately ten years, for extraordinary services and loyalty, at some times when the Registrant's long-term financial stability was uncertain; 25,000 shares to Philip Lundquist, Atlanta, Georgia, a financial advisor to the Registrant respecting possible sources of project financing, the capital structure of the corporation, and industry contacts; and 6,000 shares of Common Stock for $1.00 per share to Mr. Lundquist's business associate, B&S Partners.

 (b) Acquisition of Petrolex--400,000 Shares of Common Stock

  In June 1993, the Registrant issued 400,000 shares of restricted Common Stock in exchange for all of the issued and outstanding shares of Petrolex Corporation ("Petrolex"). Such shares were issued to the stockholders of Petrolex, pro rata in proportion to their then existing ownership interest in Petrolex, except for David N. Pierce, who voluntarily reduced his interest. David N. Pierce and David Dallof, officers and/or directors of the Registrant, owned 48.7% of the issued and outstanding stock of Petrolex, and relatives of Mr. Dallof owned an additional approximately 6.8% of such issued and outstanding stock. The acquisition was effected through the merger of Petrolex with and into a wholly owned subsidiary of the Registrant organized for that purpose. The stockholders of Petrolex approved the merger at a special stockholders' meeting held on June 24, 1994, after receiving written notice of the meeting and a proxy statement containing information about the merger, the business of the Registrant, historical financial information on the parties to the transaction, and pro forma combined financial information. Of the 21 persons receiving shares in this exchange, 13 were accredited investors. No offers were made to persons not stockholders of Petrolex.

 (c) Sale of Preferred Stock--1,500,000 Shares of Preferred Stock and 150,000 Purchase Warrants

  Between June 1993 and February 1994, the Registrant issued an aggregate of 1,500,000 shares of its 1993 Series Convertible Preferred Stock sold at $1.00 per share, receiving a net amount of approximately $1.3 million, after deducting offering costs and commissions of approximately $200,000. George E. Dullnig & Co., 115 East Travis, Milam Building, Suite 11, San Antonio, Texas 78205, acted as placement agent for the offering, for which it received cash commissions of 10%, or a total of $150,000, an accountable expense allowance of up to 2%, and five year warrants to purchase 150,000 shares of Common Stock at $1.10 per share. The offering was made through a private placement memorandum that contained detailed information respecting the business and properties of the Registrant and audited financial statements. Securities in this offering were sold to four persons who were not citizens or residents of the United States and to 38 United States persons, including 32 accredited investors.

  A notice on Form D respecting this offering was timely filed with the Commission.

 (d) Options to Purchase Common Stock--1,000,000 Options

  On June 10, 1994, the Registrant issued to David N. Pierce and Andrew W. Pierce, officers, directors, and principal stockholders of the Registrant, 10 year options to purchase at $3.00 per share a total of 500,000 shares of Common Stock each, exercisable in installments of 100,000 shares each annually commencing in June 1995.

 (e) Acquisition of Oil and Gas Properties--500,000 Shares of Common Stock

  In June 1994, the Registrant issued 500,000 shares of restricted Common Stock to two designees of Sunshine Pacific Corporation, a principal shareholder, in exchange for certain working interests in oil and gas properties and $100,000 in cash. This transaction was the result of specific negotiations to acquire specific oil and gas lease interests; no offers were made to other persons.

 (f) Common Stock and Warrants--79,694 Shares of Common Stock and 86,198
Warrants

  Between July and December 1994, the Registrant's subsidiary, FX Producing Company, Inc. ("FX Producing"), issued an aggregate of 1,267,480 shares of FX Producing preferred stock at $1.50 per share, for a total of $1,901,215. The Registrant issued to an unaffiliated Australian firm and Alpine Securities Corporation, an unaffiliated Utah firm, that assisted in the placement of these shares, warrants to purchase 86,198 shares of Registrant Common Stock at $1.65 per share between January 1, 1995, and December 31, 1999. In addition, the Registrant issued 79,694 shares of Common Stock in lieu of cash compensation to persons who assisted in the placement of the FX Producing preferred stock.

 (g) Issuance of Common Stock for Payment of Note--25,453 Shares of Common
Stock

  On October 5, 1994, the Registrant issued 25,453 shares of Common Stock to J.R. Bacon Drilling, Inc., in consideration of the cancellation of a promissory note of the Registrant for the acquisition of certain assets valued at $38,179.29 that were not originally included in assets purchased by the Registrant in April 1994.

 (h) Issuance of Common Stock for Services and Fee--115,000 Shares of Common
Stock

  Between October 1994 and January 1995, the Registrant issued 50,000 shares of Common Stock to Robert I. Coward pursuant to an employment agreement with the Registrant; 25,000 shares to Karin Warner as additional compensation for continuing services and loyalty; 32,000 shares to Marc W. Eller for services rendered as a director of the Registrant; an aggregate of 5,000 shares to three individuals for services previously rendered to the Registrant; and 3,000 shares to Westergaard Publishing Registrant, New York, New York, in lieu of a $9,000 registration fee for the Registrant's participation in an oil and gas conference.

 (i) Issuance of Common Stock on Conversion of FX Producing Preferred Stock-- 1,871,125 Shares of Common Stock

  During 1995, holders of an aggregate of 1,871,125 shares of preferred stock of FX Producing, a wholly owned subsidiary of the Registrant, converted such shares of preferred stock into an equal number of shares of Common Stock.

 (j) Issuance of Common Stock on Conversion of Registrant Preferred Stock-- 1,482,500 Shares of Common Stock

  During 1995, holders of 1,362,500 shares of Registrant preferred stock converted such shares into an equal number of shares of Common Stock. An additional 120,000 shares of Registrant preferred stock were converted into Common Stock during the first fiscal quarter of 1996.

 (k) Issuance of Common Stock and Options for Consulting and Line of Credit-- 200,000 shares; 350,000 options

  On August 3, 1995, the Registrant granted to Thomas B. Lovejoy, now a director, executive officer, and principal shareholder, for financial consulting services to be provided by Lovejoy Associates, Inc., and for personally providing a line of credit of $600,000 through March 31, 1996, options to purchase 350,000 shares of Common Stock at $3.00 per share. In connection with the foregoing, the Registrant also issued Lovejoy Associates, Inc., 200,000 shares of Common Stock.

 (l) Issuance of Common Stock on Exercise of Warrants and Options--87,004 Shares of Common Stock

  Between October 1995 and March 1996, individuals exercised warrants to purchase an aggregate of 83,000 shares of Common Stock at an exercise price of $1.10 per share. These warrants had been issued in connection with the private placement of the Registrant's preferred stock in 1993 and 1994. In February, 1996, an individual exercised warrants to purchase 4,004 shares of Common Stock at an exercise price of $1.65 per share. All of the foregoing warrants had been issued to the holders in connection with the private placement of the FX Producing preferred stock in 1994 and 1995.

 (m) Options to Purchase Common Stock Granted to Directors, Employees, and Consultants of the Registrant--835,334 Options

  Between August and November, 1995, the Registrant granted options to purchase 225,000 shares of Common Stock at $1.50 per share to two employees directly involved in the Registrant's obtaining the Baltic Concession; incentive stock options to purchase 50,000 shares of Common Stock at $1.50 per share to employees that are not executive officers or directors; options to purchase 375,000 shares of Common Stock at $3.00 per share to officers, directors, and employees.

  In September 1995, the Registrant granted to Robert I. Coward options to purchase 150,000 shares of Common Stock at an exercise price of $2.00 per share through September 29, 2000. These options were granted to replace the Registrant's obligation to issue up to 100,000 shares in connection with Mr. Coward's employment.

  Between April and May 1996, the Registrant granted options to purchase 25,000 shares of Common Stock at $3.00 per share to an employee involved in the Registrant's activities in Poland and options to purchase 10,334 shares of Common Stock at an exercise price of $3.00 per share to L.G. Zangani, Inc. for services related to public relations of the Company.

 (n) Issuance of Common Stock on Exercise of Options--80,000 Shares of Common Stock

  In April and May, 1996, individuals exercised options to purchase 80,000 shares of Common Stock at an exercise price of $1.50 per share. These options were originally granted to the president of an independent oil exploration firm that provided financial advisory services and were transferred by such individual pursuant to a privately negotiated transaction.

 (o) Issuance of Warrants to Purchase Common Stock to Consultants--160,000 Warrants

  On September 30, 1995, the Registrant issued to Fechtor, Detwiler, in consideration of consulting services, warrants to purchase 60,000 shares of Common Stock at $2.20 per share exercisable through September 30, 1998. On November 10, 1995, the Registrant issued to Laurence B. Flood, in consideration of consulting services, warrants to purchase 100,000 shares of Common Stock at $3.00 per share exercisable through November 9, 2000. Each consultant has had ongoing relationships with the Registrant and has provided services with regard to the financing activities of the Registrant.

 (p) Cash Sales of Common Stock--616,004 shares

  In October 1995 the Registrant sold 50,000 shares of Common Stock to an executive officer and director and in January 1996 the Registrant sold 50,000 shares of Common Stock to a business associate of the executive officer and director for aggregate proceeds of $200,000. A notice on Form D was timely filed with the Commission respecting the issuance of the latter 50,000 shares.

  During the first quarter of 1996, the Registrant sold an aggregate of 359,893 shares of Common Stock at $3.00 per share for net proceeds of approximately $940,000. During April and May 1996, the Registrant sold an aggregate of 156,111 shares of common stock at $4.50 per share for net proceeds of approximately $680,000. Securities in these offerings were sold to an aggregate 26 accredited investors and 10 nonaccredited investors. A notice on Form D was filed with the Commission respecting these offerings.

 (q) Acquisition of Oil and Gas Properties--500,000 Shares of Common Stock

  On October 6, 1995, the Registrant issued 12,000 shares of restricted stock to Walter E. Uhlman, a shareholder of the Registrant, in consideration of the shareholder's interest in an oil and gas prospect. In January 1996, the Registrant issued 1,093 shares of Common Stock in connection with the acquisition of an interest in the Cut Bank field to increase the Registrant's holdings in the field. These transactions were the result of specific negotiations to acquire specific oil and gas lease interests; no offers were made to other persons.

 (r) Issuance of Common Stock for Services--71,857 shares

  Between January and April 1996, the Registrant issued for services 40,000 shares of Common stock to three individuals, all of whom are citizens and residents of Poland, for services provided.

  Between March and May 1996, the Registrant issued 6,000 shares to an individual on his appointment as a director of the Registrant; 5,500 shares of Common Stock to a brother of two executive officers and directors of the Registrant for services in connection with the installation and maintenance of the Registrant's computer network; and 2,500 shares of Common Stock to Petresearch International, Inc., a corporation that provided services in relation to assisting the Registrant in its search for a partner in its activities in Poland.

EXEMPTIONS RELIED ON

  The securities issued in the transactions described above were issued in reliance on the exemption from the registration and prospectus delivery requirements of the Securities Act provided in (S)4(2) thereof.

  Each purchaser was provided with business and financial information respecting the Registrant and was provided with the opportunity to obtain additional information in order to verify the information provided or to further inform themselves respecting the Registrant.

  Each of the persons acquiring such securities acknowledged in writing that he, she, or it was obtaining "restricted securities" as defined in rule 144 under the Securities Act; that such shares could not be transferred without registration or an available exemption therefrom; that he, she, or it must bear the economic risk of the investment for an indefinite period; and that the Registrant would restrict the transfer of the securities in accordance with such representations. Such persons also agreed that any certificates representing such shares would be stamped with a restrictive legend covering the transfer of such shares. The certificates representing the foregoing shares bear an appropriate restrictive legend conspicuously on their face, and stop transfer instructions are noted on the Registrant's stock transfer records.

  With respect to the transactions described in paragraph (i), the holders of the FX Producing preferred stock were provided with business and financial information respecting both the Registrant and FX Producing, including separate financial statements and business and property information for both corporations. All certificates for shares of Common Stock issued on conversion bear a restrictive legend. In connection with their original purchase of FX Producing preferred stock, investors were advised that the Common Stock issued on conversion of such preferred stock would constitute "restricted securities" in the absence of registration under the Securities Act.

  In addition to the foregoing, the provisions of Regulation D were relied on in connection with the sale of preferred stock discussed in subparagraph (c) and the sale of certain shares of common stock discussed in subparagraph (p).

  Regulation S was also relied on respecting sales of 257,500 shares of Registrant preferred stock as well as the conversion of 796,943 shares of preferred stock of FX Producing into the same number of shares of Common Stock and the issuance of 40,000 shares of Common Stock referred to in subparagraphs
(c), (i), and (r). respectively, to persons who were not "U.S. Persons," as that term is defined therein. The offer of such securities was made to persons in Australia, not in the United States, and at the time the purchases were made, the buyers were outside the United States. The Registrant did not engage in directed selling efforts, as defined in Regulation S, in connection with such transactions. In connection with the purchase of such securities, (a) each buyer agreed in writing that all offers and sales of the securities prior to the expiration of the applicable one-year restricted period could only be made pursuant to registration of the securities under the Securities Act or pursuant to an available exemption, and (b) all written materials used in connection with the offering contained the statements as required by Rule 902(h)(2). Each offshore purchaser made the written representations required by Rule 903(c)(3)(iii)(B) (1) and (2). Certificates representing the shares sold in reliance on Regulation S bear a legend on their face as required by Rule 903(c)(3)(iii)(B)(3). The agreement between the Registrant and each offshore purchaser requires the Registrant to refuse to register any transfer of securities not made in accordance with Regulation S as provided in Rule 903(c)(3)(iii)(B)(4). All sales were made without the participation of a distributor.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBITS

  The following exhibits are included as part of this Registration Statement:

             SEC
 EXHIBIT  REFERENCE
  NUMBER   NUMBER              TITLE OF DOCUMENT                LOCATION
 -------  ---------            -----------------                --------
 ITEM 1.            Underwriting Agreement
  1.01        1     Form of Underwriting Agreement between   This Amendment
                    the Frontier Oil Exploration Company,    no. 2
                    Oppenheimer & Co., Inc., and Hanifen,
                    Imhoff Inc.
  1.02        1     Form of Underwriters' Warrant            Amendment no. 1
  1.03        1     Form of Lockup Agreement and Related     Initial Filing
                    Schedule
 ITEM 3.            Articles of Incorporation and Bylaws
  3.01        3     Restated and Amended Articles of         This Amendment
                    Incorporation, as                        no. 2
                    amended July 23, 1996
  3.02        3     Bylaws                                   Incorporated by
                                                             Reference(1)
 ITEM 4.            Instruments Defining the Rights of
                    Security Holders
  4.01        4     Specimen Stock Certificate               Incorporated by
                                                             Reference(1)
  4.02        4     Designation of Rights, Privileges, and   Incorporated by
                    Preferences of 1993 Series preferred     Reference(1)
                    stock of Frontier Oil Exploration
                    Company
 ITEM 5.            Opinion Regarding Legality
  5.01     5 & 23   Opinion of Kruse, Landa & Maycock,       Initial Filing
                    L.L.C.
 ITEM 10.           Material Contracts
 10.01       10     Purchase and Sale Agreement between      Incorporated by
                    B&B Production Company and FX            Reference(1)
                    Producing Company, Inc., dated April
                    1, 1994, regarding purchase of B&B/JRB
                    Assets
 10.02       10     Purchase and Sale Agreement between      Incorporated by
                    J.R. Bacon Drilling, Inc., and The       Reference(1)
                    Supply Store Company and FX Drilling
                    Company, Inc., regarding purchase of
                    B&B/JRB Assets
 10.03       10     Real Property Exchange Agreement         Incorporated by
                    between Frontier Oil Exploration         Reference(1)
                    Company, FX Drilling Company, Inc., FX
                    Producing Company, Inc., and B&B
                    Production and J.R. Bacon Drilling,
                    Inc., dated June 8, 1994, regarding
                    purchase of B&B/JRB Assets
 10.04       10     Exchange Escrow Agreement between FX     Incorporated by
                    Producing Company, Inc., and B&B         Reference(1)
                    Production, Inc., and First State Bank
                    of Shelby, dated June 8, 1994,
                    regarding escrow of cash and FX
                    Producing preferred stock in relation
                    to the purchase of B&B/JRB Assets
 10.05       10     Addendum dated July 21, 1994, to the     Incorporated by
                    Exchange Escrow Agreement dated June     Reference(1)
                    8, 1994


            SEC
 EXHIBIT REFERENCE
 NUMBER   NUMBER              TITLE OF DOCUMENT                 LOCATION
 ------- ---------            -----------------                 --------
 10.06      10     Loan Agreement dated June 7, 1994, by     Incorporated by
                   and between Bank One, Texas, N.A., and    Reference(1)
                   FX Producing Company, Inc.
 10.07      10     Promissory Note dated June 7, 1994, in    Incorporated by
                   the original principal amount of          Reference(1)
                   $5,000,000 payable by FX Producing
                   Company, Inc., to Bank One, Texas, N.A.
 10.08      10     Guaranty dated June 7, 1994, by           Incorporated by
                   Frontier Oil Exploration Company for      Reference(1)
                   the benefit of Bank One, Texas, N.A.,
                   relating to the Bank Loan
 10.09      10     Stock Pledge Agreement dated June 7,      Incorporated by
                   1994, between Frontier Oil Exploration    Reference(1)
                   Company and Bank One, Texas, N.A.,
                   relating to pledge of common stock of
                   FX Producing Company, Inc.
 10.10      10     Deed of Trust, Security Agreement,        Incorporated by
                   Financing Statement and Fixture Filing    Reference(1)
                   dated June 7, 1994, between FX
                   Producing Company, Inc., as grantor,
                   Arthur R. Gralla, as trustee, and Bank
                   One, Texas, N.A., as grantee, relating
                   to Nevada properties
 10.11      10     Deed of Trust, Mortgage, Security         Incorporated by
                   Agreement, Financing Statement, and       Reference(1)
                   Assignment of Production dated June 7,
                   1994, between FX Producing Company,
                   Inc., as mortgagor and debtor, Arthur
                   R. Gralla, as trustee, and Bank One,
                   Texas, N.A., as mortgagee and secured
                   party, relating to Montana properties
 10.12      10     Transfer Order Letter executed June 7,    Incorporated by
                   1994, between FX Producing Company,       Reference(1)
                   Inc., and Bank One, Texas, N.A.,
                   relating to production from producing
                   properties of FX Producing Company,
                   Inc.
 10.13      10     Promissory Note dated June 7, 1994, in    Incorporated by
                   the original principal amount of          Reference(1)
                   $1,385,000 payable by Frontier Oil
                   Exploration Company to FX Producing
                   Company, Inc.
 10.14      10     Collateral Transfer of Note dated June    Incorporated by
                   7, 1994, by FX Producing Company, Inc.,   Reference(1)
                   and Bank One, Texas, N.A., relating to
                   transfer of promissory note of Frontier
                   Oil Exploration Company
 10.15      10     Form of Employment Agreement between      Incorporated by
                   R.L. Brown, J.R. Bacon, and L. Bacon      Reference(1)
                   and Frontier Oil Exploration Company
 10.16      10     Exchange Agreement between Charles C.     Incorporated by
                   Rumsey, Sunshine Pacific Corporation,     Reference(1)
                   A&C Associates, the Rumsey Royalty
                   Trust, and the Wood River Trust dated
                   June 7, 1994, regarding issuance of
                   500,000 shares of Common Stock in
                   exchange for interests in the Basin &
                   Range Project
 10.17      10     Assignment and Assumption dated June 7,   Incorporated by
                   1994, between Charles C. Rumsey, Jr.,     Reference(1)
                   Sunshine Pacific Corp., A&C Associates,
                   The Rumsey Royalty Trust, The Wood
                   River Trust and Frontier Oil
                   Exploration Company

            SEC
 EXHIBIT REFERENCE
 NUMBER   NUMBER              TITLE OF DOCUMENT                 LOCATION
 ------- ---------            -----------------                 --------
 10.18      10     Investor's Rights Agreement dated June    Incorporated by
                   7, 1994, between Frontier Oil             Reference(1)
                   Exploration Company , Charles C.
                   Rumsey, Jr., Sunshine Pacific Corp.,
                   A&C Associates, The Rumsey Royalty
                   Trust, and The Wood River Trust
 10.19      10     Warrant to purchase 150,000 shares of     Incorporated by
                   Common Stock at $1.10 issued to George    Reference(1)
                   E. Dullnig & Co.
 10.20      10     Form of Warrant to Purchase Shares of     Incorporated by
                   Common Stock at $1.65 with related        Reference(1)
                   schedule of optionees
 10.21      10     Employment Agreements between Frontier    Incorporated by
                   Oil Exploration Company and each of       Reference(1)
                   David Pierce and Andrew Pierce,
                   effective January 1, 1995 *
 10.22      10     Form of Stock Option with related         Incorporated by
                   schedule (D. Pierce,                      Reference(1)
                   A. Pierce, and Others) *
 10.23      10     1994 Employee Incentive Plan *            Incorporated by
                                                             Reference(1)
 10.24      10     Form of Stock Option granted to D.        Incorporated by
                   Pierce and A. Pierce*                     Reference(1)
 10.25      10     Crude Oil Purchase Contract dated March   Incorporated by
                   16, 1994 between Petro Source Partners,   Reference(1)
                   Ltd., and B&B Production Company
 10.26      10     Amended Crude Oil Purchase Contract       Incorporated by
                   dated August 15, 1994, between FX         Reference(1)
                   Drilling Company, Inc., and Petro
                   Source Partners, Ltd.
 10.27      10     Agreement effective May 1, 1994 between   Incorporated by
                   J.R. Bacon Drilling, Inc. and Crysen      Reference(1)
                   Refining, Inc.
 10.28      10     Amended Agreement Letter dated June       Incorporated by
                   30,1994, between FX Drilling Company,     Reference(1)
                   Inc. and Crysen Refining, Inc.
 10.29      10     Agreement dated July 8, 1994 between FX   Incorporated by
                   Drilling Company, Inc. and CENEX, Inc.,   Reference(1)
                   regarding Crude Oil Purchase Contract.
 10.30      10     Agreements between FX Producing and       Incorporated by
                   each of Jerry R. Bacon and Roy Brown      Reference(1)
                   dated December 2, 1994
 10.31      10     Preliminary Agreement between Frontier    Incorporated by
                   Oil Exploration Company and the           Reference(1)
                   Ministry of Environmental Protection,
                   Natural Resources and Forestry dated
                   February 10, 1995, with translation
                   thereof
 10.32      10     Agreement between Frontier Oil            Incorporated by
                   Exploration Company and Roy L. Brown,     Reference(1)
                   Jerold R. Bacon, and Laura A. Bacon
                   dated February 7, 1995
 10.33      10     Supplemental Agreement between FX         Incorporated by
                   Producing, Frontier Oil Exploration       Reference(1)
                   Company, Roy L. Brown, and Jerold R.
                   Bacon dated February 27, 1995
 10.34      10     Mining Usufruct Agreement between the     Incorporated by
                   State Treasury of the Republic of         Reference(3)
                   Poland and Frontier Poland Exploration
                   and Producing Company, Sp.z o.o. dated
                   August 22, 1995

             SEC
 EXHIBIT  REFERENCE
  NUMBER   NUMBER             TITLE OF DOCUMENT                LOCATION
 -------  ---------           -----------------                --------
 10.35       10     Amendment No. 1 to Mining Usufruct      Incorporated by
                    Agreement                               Reference(4)
 10.36       10     Frontier Oil Exploration Company 1995   Incorporated by
                    Stock Option and Award Plan*            Reference(4)
 10.37       10     Form of Non-Qualified Stock Option      Incorporated by
                    with related schedule*                  Reference(4)
 10.38       10     Non-Qualified Stock Option granted to   Incorporated by
                    Robert I. Coward*                       Reference(4)
 10.39       10     Letter Agreement dated effective        Incorporated by
                    August 3, 1995, between Lovejoy         Reference(4)
                    Associates, Inc., and Frontier Oil
                    Exploration Company re: Financial
                    Consulting Engagement*
 10.40       10     Loan Agreement between Thomas B.        Incorporated by
                    Lovejoy and Frontier Oil Exploration    Reference(4)
                    Company
 10.41       10     Letter Agreement dated effective        Incorporated by
                    August 3, 1995, between Lovejoy         Reference(4)
                    Associates, Inc., and Frontier Oil
                    Exploration Company re:
                    Indemnification
 10.42       10     Non-Qualified Stock Option granted to   Incorporated by
                    Thomas B. Lovejoy*                      Reference(4)
 10.43       10     Form of Amendment No. 1 to Loan         Incorporated by
                    Agreement dated June 7, 1994, by and    Reference(5)
                    between FX Producing Company, Inc.,
                    and Bank One, Texas, N.A.
 10.44       10     Amendment No. 2 to Loan Agreement       Incorporated by
                    dated June 7, 1994, by and between FX   Reference(5)
                    Producing Company, Inc., and BankOne,
                    Texas, N.A.
 10.45       10     Form of Concession dated December 20,   Incorporated by
                    1995, relating to concessions granted   Reference(5)
                    pursuant to the Mining Usufruct
                    Agreement, with related schedule
 10.46       10     Agreement dated April 16, 1996,         Incorporated by
                    between Frontier Poland Exploration     Reference(6)
                    and Producing Company Sp. Z o o. and
                    RWE-DEA Aktiengesellschaft fur
                    Mineraloel und Chemie, including
                    exhibits, relating to Poland
                    Concession
 10.47       10     Joint Study Agreement dated May 21,     Incorporated by
                    1996, between FX Energy (Frontier Oil   Reference(7)
                    Exploration Company) and the Polish
                    Oil and Gas Company, including
                    appendix, relating to joint study of
                    area of interest.
 10.48       10     Amendments to Employment Agreements     Initial Filing
                    between Frontier Oil Exploration
                    Company and each of David Pierce and
                    Andrew Pierce, effective May 30, 1996
                    *
 10.49       10     Employment Agreement between Frontier   Amendment no. 1
                    Oil Exploration Company and Jerzey M.
                    Maciolek
 10.50       10     Amendment No. 3 to Loan Agreement       Amendment no. 1
                    dated June 7, 1994, by and between FX
                    Producing, Inc., and Bank One, Texas,
                    N.A.
 10.51       10     Joint Operating Agreement dated         This Amendment
                    effective April 16, 1996 between        no. 2
                    Frontier Poland Exploration and
                    Producing Company Sp. Z o o. and RWE-
                    DEA Aktiengesellschaft fur Mineraloel
                    und Chemie
 ITEM 16.           Letter on Change in Certifying
                    Accountant
 16.01       16     Letter from Barker & Folsom, previous   Incorporated by
                    Registrant auditors                     Reference(2)


             SEC
 EXHIBIT  REFERENCE
  NUMBER   NUMBER           TITLE OF DOCUMENT                 LOCATION
 -------  ---------         -----------------                 --------
 ITEM 21.           Subsidiaries of the Registrant
 21.01       21     Schedule of Subsidiaries            Initial Filing
 ITEM 23.           Consents of Experts and Counsel
 23.01       23     Consent of Coopers & Lybrand        This Amendment no. 2
                    L.L.P., Registrant auditors
 23.02       23     Consent of Barker & Folsom,         This Amendment no. 2
                    previous Registrant auditors
 23.03       23     Consent of Barker & Folsom, J.R.    This Amendment no. 2
                    Bacon Drilling, Inc., auditors
 23.04       23     Consent of Hamilton Misfeldt, B&B   This Amendment no. 2
                    Production Company auditors
 23.05       23     Consent of Kruse, Landa &           Initial Filing
                    Maycock, L.L.C., counsel to the     (See Item 5)
                    Registrant
 23.06       23     Consent of Larry D. Krause,         Amendment no. 1
                    Petroleum Engineer
 23.07       23     Consent of Halliburton Energy       Amendment no. 1
                    Services, experts in well log
                    interpretation
 ITEM 24.           Power of Attorney
 24.01       24     Power of Attorney                   Initial Filing
                                                        (See Signature Page)
 ITEM 99.           Additional Exhibits
 99.01              Consent of Jay W. Decker, to        Amendment no. 1
                    serve as director

- --------
 * Identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit.
(1) Incorporated by reference from the registration statement on form SB-2, SEC File No. 33-88354-D.
(2) Incorporated by reference from the report on Form 8-K dated August 16, 1995.
(3) Incorporated by reference from the report on Form 8-K dated August 22, 1995.
(4) Incorporated by reference from the quarterly report on Form 10-QSB for the quarter ended September 30, 1995.
(5) Incorporated by reference from the annual report on Form 10-KSB for the year ended December 31, 1995.
(6) Incorporated by reference from the current report on Form 8-K dated May 3, 1996.
(7) Incorporated by reference from the current report on Form 8-K dated May 21, 1996.

ITEM 17. UNDERTAKINGS

RULE 415 OFFERINGS: POST-EFFECTIVE AMENDMENTS (REGULATION S-K, ITEM 512(A))

  The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by section 10(a)(3) of the Securities Act;

      (b) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or material change to such information in the registration statement.

    (2) For the purpose of determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering thereof.

    (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

REQUEST FOR ACCELERATION OF EFFECTIVE DATE OR FILING OF REGISTRATION STATEMENT ON FORM S-8. (REGULATION S-K, ITEM 512(H))

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

RULE 430A (REGULATION S-K, ITEM 512(I)

  The undersigned Registrant hereby undertakes that:

    1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on rule 430A and contained in the form of prospectus filed by the Registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SALT LAKE CITY, STATE OF UTAH, ON THE 25TH DAY OF JULY, 1996.

                                          Frontier Oil Exploration Company
                                           (Registrant)


                                          By       /s/ David N. Pierce
                                                --------------------------
                                                DAVID N. PIERCE, PRESIDENT

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT WAS SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES STATED ON THE 25TH DAY OF JULY, 1996.

     /s/ David N. Pierce         Director and
- -----------------------------     President
       DAVID N. PIERCE            (Principal
                                  Executive and
                                  Financial
                                  Officer)

    /s/ Andrew W. Pierce         Director, Vice-
- -----------------------------     President and
      ANDREW W. PIERCE            Secretary
                                  (Principal
                                  Operating
                                  Officer)

     /s/ Scott J. Duncan         Director
- -----------------------------
       SCOTT J. DUNCAN

                                                    By  /s/ David N. Pierce
                                                      -------------------------
                                                      DAVID N. PIERCE ATTORNEY-
                                                              IN-FACT

    /s/ Thomas B. Lovejoy        Director
- -----------------------------
      THOMAS B. LOVEJOY

     /s/ Peter L. Raven          Director
- -----------------------------
       PETER L. RAVEN

  /s/ James A. Giauque, III      Controller
- -----------------------------
    JAMES A. GIAUQUE, III

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